UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 5, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its 2018 Annual report, which Spanish version was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) today.

Sociedad Química y Minera de Chile S.A.

Annual Report 2018

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2) IDENTIFICATION OF THE ENTITY

2) IDENTIFICATION OF THE ENTITY

2) a) Identification of the Entity: Basic Identification

Company Name: Sociedad Química y Minera de Chile S.A.

Abbreviated Company Name: SQM

Legal Address: El Trovador 4285, Las Condes, Santiago, Chile

Chilean Taxpayer ID: 93.007.000-9

Type of Entity: Open stock corporation

2) b) Identification of the Entity: Legal Constitution

SQM was founded under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Public Notary of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

2) c) Identification of the Entity: Contact Information

Corporate Headquarters:

Address: El Trovador 4285, Las Condes, Santiago, Chile

Telephone: +56 2 24252000

Fax: +56 2 24252268

Website: www.sqm.com

To contact our investor relations team:

Gerardo Illanes

CFO and Vice President of Corporate Finance

gerardo.illanes@sqm.com

Telephone: +56 2 24252485

Kelly O’Brien

Head of Investor Relations

kelly.obrien@sqm.com

Telephone: +56 2 24252074

Irina Axenova

Investor Relations

irina.axenova@sqm.com

Telephone: +56 2 24252280

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) a) Description of Business Environment: Historical Information

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile, and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and the Production Development Corporation (Corporación de Fomento de la Producción or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During the year, we increased our iodine production capacity at Nueva Victoria to approximately 9,000 metric tons per year.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. We continued expanding in 2018, and today, including Pedro de Valdivia and Nueva Victoria, our current effective iodine capacity is approximately 14,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. We also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman contributed US$20 million. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing. In 2018, SQM Potasio sold to Ganfeng Lithium Netherlands Co., BV (Ganfeng) its entire shareholding and irrevocable contributions in the Minera Exar project joint venture (“Exar”). Exar has paid SQM Potasio all outstanding loans it received from the company; and Exar has paid SQM for the services rendered to Exar during the project's development stage. SQM received cash of US$87.5 million for its joint venture interest in Exar, and Gangfeng is responsible for a US$50 million deferred payment to SQM if certain sales goals are met by the project.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, acquired 50% of the assets of the Mount Holland lithium project in Western Australia, Australia. We entered into a 50/50 joint venture with Kidman Resources Limited (“Kidman”) to develop mining operations and construct concentration and refining plants to produce 45,000 metric tons per year of lithium, starting in 2021. Kidman will retain the exclusive right to exploit gold within the project area. According to the agreement, SQM Australia Pty committed to pay a price of US$35 million, subject to compliance with conditions established in the agreement. SQM Australia is also obligated to make capital contributions to the project of (i) US$37.5 million on behalf of Kidman of which US$7.5 million has already been paid, leaving the balance subject to the satisfaction of certain conditions, and (ii) US$37.5 million on its behalf, of which it has already contributed US$7.5 million, leaving the balance subject to the satisfaction of certain conditions. In 2018, we paid Kidman the remaining balance, as a result of the conditions being satisfied, and as outlined in the 2017 agreement.

On December 13, 2018, the Minister for Mines and Petroleum in Western Australia granted Kidman the exemption from relevant expenditure requirements in relation to mining tenements of the Mount Holland project that were subject to exemption objections.

3) b) Description of Business Environment: Industrial Sector

i) Products and Services

SQM is an integrated producer and seller of specialty plant nutrients, iodine, lithium, potassium fertilizers, and industrial chemicals. Our products are based on the development of high quality natural resources that make us a cost leader, supported by an international trading network specialized in sales in over 110 countries. SQM’s development strategy aims to maintain and enhance our global leadership in all of our business lines.

For further information, see section 3) C) Description of Business Environment: Activities and Businesses.

ii) Competition and Market Share

See section 3) C) Description of Business Environment: Activities and Businesses.

iii) Legal Framework

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See section 3) E) Description of Business Environment: Risk Factors. The Water Code and related regulations are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authority. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, Law No. 20,026, known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased.

In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20% for companies like SQM.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 25.5% in 2017, and to the maximum rate of 27% in 2018.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by the Tax Reform on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s 2014 audited consolidated financial statements in its annual report on Form 20-F compared with profit and income tax expense as presented in the Company’s 2014 statutory consolidated financial statements filed with the CMF.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

We are also subject to the Chilean Labor Code and the Subcontracting Law, which are overseen by the Labor Authority (Dirección del Trabajo), the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), and the National Health Service. Recent changes to these laws and their application may have a material adverse effect on our business, financial condition and results of operations. See “Section 3E. Description of Business Environment: Risk Factors – We are exposed to labor strikes and labor liabilities that could impact our production levels and costs”.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, we are subject to Law No. 20,393, which establishes criminal liability for legal entities, for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery. Potential sanctions for violations under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the corporation executing contracts with governmental entities, and (iv) dissolution of corporation.

Finally, we are governed by the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”), which regulates corporate governance. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 22.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile,” and we believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The new and modified Chilean Environmental Law defines the Ministry of the Environment as the governmental agency responsible for coordinating and supervising environmental issues. The Environmental Assessment Service is responsible for reviewing environmental assessments of new projects or significant modifications of existing ones, and the decision to grant or reject environmental permits rests with the Environmental Assessment Commission. On the other hand, the Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental permits, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following:

At the end of 2018, the European Parliament, the Council of Member States of the European Union and the European Commission agreed to a new regulation for fertilizers. The new European regulation reduces the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, to 0.005%. In addition to this limit, the regulation incorporates maximum levels of other pollutants, such as heavy metals, and establishes a new procedure – called a conformity assessment – to be undertaken prior to the commercialization of fertilizers in Europe. The fertilizers that we sell contain less than 0.005% of perchlorate; however, the Food Chain Security unit of the General Health and Consumer Affairs Council initiated a revision of the perchlorate limits in food that have been in force and effect since June 2015, following the European Food Safety Authority’s (“EFSA”) evaluation of human exposure to perchlorate in food and in drinkable water. We expect a new definition of the new limits of perchlorates in food in the near term.

Under the requirements of Regulation (EC) No. 1907/2006, the records of potassium nitrate and sodium nitrate were updated according to the latest format IUCLID. In turn, during the year 2018, ten new registrations were made corresponding to the substances sold by our new subsidiary SQM International. The strategy for the implementation of the requirements of the Article 45 of Regulation (EC) No. 1272/2008 was defined, under which the Toxicological Information Centers must be informed about the composition of hazardous mixtures prior to their commercialization. For this implementation, an internal numerical code was developed for the identification of all the fertilizer mixtures sold by SQM Europe and SQM Iberian.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In August 2017, United States Environmental Protection Agency (“US-EPA”) published the Inventory Notification (Active-Inactive) Requirements regulation under the Toxic Substances Control Act which established that as of February 7, 2018, SQM North America Corp. must provide information with respect to all chemical substances imported into the United States during 2006-2016. In January 2018, this notification was made, and all substances sold are listed as active, which has been reported to customers who have requested it. In the United States, SQM North America re-certified before the Organic Materials Review Institute all products sold by it in this market.

In South Korea, SQM registered sodium nitrate under the K-REACH standard, using an Exclusive Representative to facilitate the regulatory compliance of our customers in this market. At the end of December 2018, an amendment to the K-REACH regulation was passed, pursuant to which all chemical substances are subject to registration. SQM is evaluating the regulatory change, which applies to four SQM products currently sold in South Korea, establishing the necessary alliances to facilitate compliance with this new requirement, which considers as a first stage a pre-notification in June 2019.

On August 8, 2018, Normative Instruction No. 39 became effective in Brazil, establishing definitions, requirements, specifications, guarantees, product registrations, authorizations, packaging, fertilizer product labels, mineral fertilizer tolerances, among others, repealing Normative Instruction No. 46 of 2016 and defining new requirements for exports to Brazil.

During 2018, the Ecuadorian Agricultural Quality Assurance Agency (AGROCALIDAD) made two modifications (resolutions 031 of March 2018 and 0218 of December 2018) to the general regulations for the registration and control of fertilizers. As a result of both modifications, SQM Ecuador had to adapt its fertilizer registration and labeling processes.

The opening of SQM Colombia during 2018 opened a new challenge for the processing of new fertilizer registrations. Currently, eight products are registered and work is being done on the definition of all the new products to be registered.

On October 9, 2018, NOM-018-STPS-2015 on the Harmonized System for the identification and communication of hazards and risks by hazardous chemical substances in the workplace came into effect in Mexico. SQM Mexico has implemented this regulation in all its productive tasks, in the Safety Data Sheets and in the labeling of applicable products.

3) c) Description of Business Environment: Activities and Businesses

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 92% of our sales in 2018 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

For the year ended December 31, 2018, we had revenues of US$2,265.8 million, gross profit of US$782.3 million and profit attributable to controlling interests of US$439.8 million. Our worldwide market capitalization as of December 31, 2018 was approximately US$10.1 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: UltrasolR (fertigation), QropR (open field application), SpeedfolR (foliar application) and AllganicR (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD/LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, and QPotassiumChloride™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2018, 2017 and 2016 according to our product lines:

	2018	2017	2016
Specialty Plant Nutrition	35%	32%	32%
Iodine and Derivatives	14%	12%	12%
Lithium and Derivatives	32%	30%	27%
Potassium	12%	18%	21%
Industrial Chemicals	5%	6%	5%
Other	2%	2%	3%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a global company with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g., food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;

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•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. To take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and specialty blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets where we can sell our plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the specific requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach and maintain a sufficient market share of the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; (v) supply a product with consistent quality according to the requirements of our customers and (vi) diversify our operations geographically and jurisdictionally.

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Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) have flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the specific requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

We constantly evaluate opportunities that are consistent with our existing and new businesses. We seek to acquire interests in projects both inside and outside of Chile where we believe we have sustainable competitive advantages, and we hope to continue doing so in the future.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are currently focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper and gold. A significant portion of our mining properties are located in the Antofagasta region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2018, the team identified eight new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. The number of perforated meters reached 32,862 meters, and were made with four machines of which three were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2018, we had six option agreements in place with five companies, including small junior mining companies, private equity firms and large mining companies. We have entered into an exploration and purchase option agreement with a private Chilean company for an area of interest. We are participating in the formation of two joint ventures as a result of exercising an option agreement a junior company.

Main Business Lines

Specialty Plant Nutrition

In 2018, specialty plant nutrients revenues increased to US$781.8 million, representing 34.5% of our total revenues for that year. We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 56% of global potassium nitrate sales for all applications by volume in 2018, an increase from 53% in 2017. During 2018, the potassium nitrate market increased by approximately 7%. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

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In addition to potassium nitrate, we produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

Our specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

Our specialty plant nutrients advantages are:

•	fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus improving the water use efficiency of crops to help conserve water;
•	chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	more attractive to customers who prefer products of natural origin.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients are fully soluble in water and provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

The ratio of microirrigation to total irrigated hectares in Asia is approximately 3%, the lowest ratio of any region in the world. This represents a high potential for microirrigation, which is reflected in the high growth rates in Asia in recent years.

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Potassium nitrate in China is an important market, although currently its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 130,000 is related to the tobacco industry and approximately 120,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain, the Netherlands and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Sodium nitrate	25.0	26.7	24.4
Potassium nitrate and sodium potassium nitrate	673.4	601.4	475.8
Specialty blends(1)	242.5	209.0	213.5
Other specialty plant nutrients(2)	141.6	129.1	127.2
Revenues (in US$ millions)	781.8	697.3	623.9

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

In 2018, our specialty plant nutrients revenues increased to US$781.8 million, representing 35% of our total revenues for that year and a 12.1% increase from US$697.3 million in specialty plant nutrients revenues in 2017. Prices increased approximately 0.07% in 2018.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chloride and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chloride-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

Potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

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Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport; and to achieve rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases compared to other major potassium nitrate producers in the world.

SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as Ultrasol®, for fertigation; Qrop®, for application to the soil; Speedfol®, for foliar feeding and Allganic® for organic crops.

QropTMKS was added to our portfolio of specialty field fertilizers in 2015. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in other markets.

During 2017, we worked on the restructuring of the Qrop products portfolio: chloride-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant.

In 2018, we launched new products to the market, such as the Ultrasol® K line in the United States. Ultrasol® K will address the need for potassium-free chloride and a nitrate safe for handling in the liquid fertilizer market, opening new opportunities for SQM in in the cultivation of almonds and strawberries, in which water quality and efficiency are very important.

Specialty Plant Nutrition: Marketing and Customers

In 2018, we sold our specialty plant nutrients in approximately 100 countries and to more than 760 customers. One customer represented more than 10% of our specialty plant nutrition revenues during 2018, representing approximately 23% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 49% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues Breakdown	2018	2017	2016
North America	31%	33%	33%
Europe	25%	25%	18%
Central and South America	10%	10%	11%
Asia and Others	34%	31%	37%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We maintain inventory of our specialty plant nutrients in our commercial offices in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

As part of our marketing strategy, we provide technical and agronomical assistance and support to our clients. We have specific knowledge resulting from extensive research and numerous studies conducted by our agronomical teams in close contact with producers throughout the world. The solid agronomical knowledge is key for the development of specific formulas and hydroponic and fertirrigation nutritional plans, which allows us to provide expert advice for producing crops that meet high quality standards for the most efficient markets and in the most environmentally challenging conditions.

By working closely with our customers, we are able to identify their needs for new products and a possible existence of higher-value-added markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and achieve a premium price for their own products.

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, we regularly evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a joint venture agreement with Migao for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture, Coromandel SQM Private Limited, for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas FZCO. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai are the main focus markets of this joint venture. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2012, SQM Vitas FZCO started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

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In 2013, the operations of SQM Vitas Spain in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year. In 2016, this operation became fully controlled by SQM.

In 2015, an asset transfer agreement, that was signed in December 2014 between Plantacote B.V. and Plantacote N.V., entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote N.V., but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa, was acquired by Roulliers and the production facilities in Durban were transferred to SQM Africa Pty Ltd.

In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru, SQM Vitas Perú S.A.C., and the Netherlands, Plantacote N.V. P.E. Netherlands. In addition, a new logistics terminal was opened in the port of Terneuzen in the Netherlands.

In 2017, three new offices started their operations in Imbituba, Rio Grande and Sao Paulo, Brazil, SQM Vitas Brazil Agroindustria, importação e exporação ltda.

In May 2018, our we began operating a new joint venture, Pavoni & C., Spa, with Pavoni, one of the largest specialty fertilizer companies in Italy. The main objective of this business is to improve the nutritional efficiency of crops, the existing fertigation, the quality of fertilizers and their applications, as well as extend the use of fertigation (from microirrigation).

In 2018, our new office and storage facility in Pamira, managed by SQM Colombia SAS, near the Port of Buenaventura in Colombia became operational. The new office was set up to meet the growing needs of customers in the Colombian market, especially those who grow roses and ornamental plants, coffee, bananas and fruit through a complete portfolio of soluble fertilizers and Qrop mixes.

In 2018, we sold our interest in the Charlee SQM Thailand Co. Ltd. joint venture.

In 2018, the production activities of SQM Vitas FZCO ceased due to changes in the expiry of the lease with the port authorities.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is one of the main players in the Chilean market, offering a wide range of products developed specifically for the crops grown in the country which require specialty plant nutrients.

SQMC sells local products as well as products imported from different countries around the world.

All contracts and agreements between SQMC and its foreign suppliers of fertilizers contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

SQMC’s total sales reached US$147 million and US$133 million in 2018 and 2017, respectively. During 2018, no client represented more than 10% of the sales of the Company. According to the customs information related to fertilizers, the market participation of fertilizers imported directly by SQMC during 2018 was approximately 13%.

Specialty Plant Nutrition: Competition

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

We believe that we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 13% of total world sales during 2018 (excluding sales by Chinese producers to the domestic Chinese market). Haifa had production issues during 2017 and is currently operating at its 50% capacity (one plant). Our sales accounted for approximately 56% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2018, our revenues from iodine and iodine derivatives amounted to US$325.0 million, representing 14.3% of our total revenues in that year. We estimate that our sales accounted for approximately 36% of world iodine sales by volume in 2018.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 9%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 3% and other applications, 15%.

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During 2018, iodine demand grew at a similar rate as in 2017, reaching 36,300 metric tons. Although more traditional uses grew at the same rate as during the previous year, new applications such as carbon energy plants emission control industries and demand growth related to the LED and LCD market resulted higher demand for iodine and derivatives.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 14,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Iodine and derivatives	13.3	12.7	10.2
Revenues (in US$ millions)	325.0	252.1	231.1

Our revenues increased to US$325.0 million in 2018 from US$252.1 million in 2017. This increase was primarily attributable to the increase in iodine sales volume and average prices during 2018. Average iodine prices were approximately 23% higher in 2018 than in 2017, reaching US$24/kg. Our sales volumes increased 5% in 2018, outpacing global iodine demand growth.

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Iodine: Marketing and Customers

In 2018, we sold our iodine products in approximately 52 countries to approximately 283 customers, and most of our sales were exports. Four customers each accounted for more than 10% of our iodine revenues in 2017. These four customers accounted for approximately 53% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Sales Breakdown	2018	2017	2016
North America	26%	25%	25%
Europe	34%	31%	36%
Central and South America	2%	0%	0%
Asia and Others	38%	43%	38%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Five Chilean companies accounted for approximately 59% of total global sales of iodine in 2018, including SQM, with approximately 36%, and four other producers, accounting for the remaining 23%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, recently acquired by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 29% of global iodine sales in 2018, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2018.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate the 17% of the iodine supply come from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

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The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices increased to approximately US$24 per kilogram in 2018, higher than the prices observed in 2017.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives

In 2018, our revenues from lithium sales amounted to US$734.8 million, representing 32.4% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 17% of the global lithium chemicals sales volumes.

Lithium: Market

The lithium market can be divided into (i) lithium minerals for direct use (in which market SQM does not participate directly), (ii) basic lithium chemicals, which include lithium carbonate and lithium hydroxide (as well as lithium chloride, from which lithium carbonate may be made), and (iii) inorganic and organic lithium derivatives, which include numerous compounds produced from basic lithium chemicals (in which market SQM does not participate directly).

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 65% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 36% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 7% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 3% of total lithium demand), chemicals for air conditioning (approximately 2% of total lithium demand), and many others, including air treatment systems, pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid metal and element at room temperature;
•	is low density;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential; and
•	has a high specific heat capacity.

During 2018, lithium chemicals demand increased by approximately 27%, reaching approximately 269,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

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Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama, as a by-product of the potassium chloride production. The annual production capacity of our lithium carbonate plant at the Salar del Carmen is 70,000 metric tons per year. In the future, we plan to increase our production capacity to 180,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 13,500 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales volumes and revenues from lithium and its derivatives for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Lithium and derivatives	45.1	49.7	49.7
Revenues (in US$ millions)	734.8	644.6	514.6

Our revenues in 2018 reached US$734.8 million, a 14.0% increase from US$644.6 million in 2017, due to significantly higher prices during the year. The average price for 2018 was approximately 25.6% higher than the average price in 2017.

Lithium: Marketing and Customers

In 2018, we sold our lithium products in approximately 42 countries to approximately 160 customers, and most of our sales were to customers outside of Chile. Two customers each accounted for more than 10% of our lithium revenues in 2018, accounting for approximately 30% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 74% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2018, 2017 and 2016:

Sales Breakdown	2018	2017	2016
North America	9%	7%	8%
Europe	14%	14%	19%
Central and South America	1%	1%	1%
Asia and Others	76%	79%	73%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

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Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2018, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 45,100 metric tons of lithium carbonate equivalent (LCE), SQM’s market share of lithium chemicals was approximately 17% in 2018. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 28%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Sichuan Tianqi Lithium Industries (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 26% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle.

Another important competitor is FMC Corporation (“FMC”), with an estimated market share of approximately 7%. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, FMC produces lithium derivatives in the United States and in the United Kingdom. Orocobre Ltd. is also based in Argentina and produces lithium carbonate, reaching a market share of approximately 4%.

Australia is an important source of concentrated lithium minerals. In 2018, two producers doubled their production of concentrated mineral, which is then converted into lithium chemicals in China. One of these producers is a joint venture between Ganfeng Lithium Co. (“Ganfeng”) and Mineral Resources Ltd in the Mt. Marion project. Galaxy Resources Ltd. is another important producer with operations in Mt. Cattlin. Additionally, three new players began shipping concentrated lithium minerals in 2018, Pilbara Minerals and Altura Mining, both producing from the Pilgangoora deposit, and Alliance Mineral Assets Ltd., producing from the Bald Hill deposit. In addition, there were at least ten other companies producing lithium in China from brines or minerals in 2018.

We believe that lithium production will increase in the near future, balancing the explosive growth in demand. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2018, our potassium chloride and potassium sulfate revenues amounted to US$267.5 million, representing 11.8% of our total revenues and a 29.5% decrease compared to 2017, as a result of reduced sales volumes. We estimate that we accounted for less than 2% of global sales of potassium chloride in 2018.

We produce potassium chloride by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

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Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;
•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;
•	improved water efficiency;
•	regulated opening and closure of stomata; and
•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1-2%. We estimate that demand totaled approximately 66 million metric tons in 2018, an increase from 64 million metric tons in 2017.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 45% of world potassium consumption, including corn (14%), rice (13%) and wheat (3%). Oilseeds, predominantly soybeans and palm oil, represent approximately 16% of total potassium demand. Fruits and vegetables account for approximately 22% of world potassium demand, and sugar crops account for close to 7%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	831.8	1,344.3	1,534.7

Revenues (in US$ millions)	267.5	379.3	403.3

Our revenues in 2018 were US$267.5 million, a 29.5% decrease from US$379.3 million in 2017, due to significantly lower sales volumes during the year. Our sales volumes in 2018 were approximately 38.1% lower than sales volumes reported last year as we focused on maximizing our yields of lithium in the Salar de Atacama.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Potassium: Marketing and Customers

In 2018, we sold potassium chloride and potassium sulfate to approximately 475 customers in over 58 countries. There were no individual customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2018. We estimate that our ten largest customers accounted in the aggregate for approximately 47% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 20% of the cost of sales for the business line.

The following table shows the geographical breakdown of our sales for 2018, 2017 and 2016:

Sales Breakdown	2018	2017	2016
North America	19%	18%	20%
Europe	17%	19%	20%
Central and South America	30%	38%	38%
Asia and Others	34%	25%	22%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2018. Our main competitors are Nutrien (formerly PCS), Uralkali, Belaruskali and Mosaic. We estimate that in 2018, PCS accounted for approximately 20% of global sales, Uralkali accounted for approximately 18% of global sales, Belaruskali accounted for approximately 18% of global sales and Mosaic accounted for approximately 15% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM is no longer in the potassium sulfate market with its own production.

Industrial Chemicals

In 2018, our revenues from industrial chemicals were US$108.3 million, representing approximately 4.8% of our total revenues for that year. We estimate that our market share in the industrial potassium nitrate market was approximately 34% for 2018.

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments together with various chemical processes.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

Experts believe that CSPs play a critical role in electricity grid stabilization and manageability due to their inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. In 2017, we supplied CSP projects in South Africa, Morocco, Kuwait and Israel totaling over 88,000 metric tons. In 2018, we further supplied CSP plants, reaching 47,000 metric tons.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities to the solar salts uses in the near future.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Industrial chemicals	135.9	167.6	128.9
Revenues (in US$ millions)	108.3	135.6	104.1

Revenues for industrial chemicals decreased from US$135.6 million in 2017 to US$108.3 million in 2018, as a result of lower sales volumes of solar salts in this business line. Sales volumes in 2018 decreased 18.9% compared to sales volumes reported last year.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 54 countries in 2018 to approximately 293 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2018, accounting for approximately 28%, and our ten largest customers accounted in the aggregate for approximately 56% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

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The following table shows the geographical breakdown of our sales for 2018, 2017 and 2016:

Sales Breakdown	2018	2017	2016
North America	25%	19%	24%
Europe	16%	21%	14%
Central and South America	11%	7%	9%
Asia and Others	48%	53%	54%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate and potassium nitrate for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 41% of world demand in 2018 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG (“BASF”), a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 19%. We estimate that our market share was approximately 34% for 2018.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low-cost producer of both products and are able to produce high quality products.

In the industrial potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa, which is a potassium nitrate supplier, and BASF, which is a sodium nitrate supplier.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Trend Information

Our revenues increased 5.0% to US$2,265.8 million in 2018 from US$2,157.3 million in 2017. Gross profit increased 2.6% to US$782.3 million in 2018, which represented 34.5% of revenues, from US$762.5 million in 2017, which represented 35.3% of revenues. Profit attributable to controlling interests increased 2.8% to US$439.8 million in 2018 from US$427.7 million in 2017.

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We saw lower sales volumes in the lithium business line in 2018 compared to 2017, as a result of the delayed completion and ramp up of our plant expansion to 70,000 metric tons. The lithium market continued its strong growth in 2018, with total demand growth surpassing 27% according to our estimates. Average prices in this business line were 25.6% higher in 2018 when compared to average prices seen during 2017. New supply is entering the market, which could impact our ability to maintain this price premium in 2019. However, there are several lithium grades of different qualities available in the lithium market, and not all products are sold at the same price. We do not believe that all lithium supply entering the market is suitable for all customers. We will focus on providing a high-quality grade lithium to our customers in 2019. We will also rebuild some inventories this year, and as a result of this, we believe our sales volumes in 2019 could be slightly higher than sales volumes seen in 2018. Demand growth in 2018 and continuing into 2019 was led by demand related to batteries for electric vehicles. We believe that full electric vehicle penetration rates reached 2% in 2018, and this number is expected to over double in the next five years. Demand in 2019 is expected to be at least 20% greater than total demand in 2018.

Our sales volumes in the specialty plant nutrition business line increased 12.0% in 2018 compared to 2017, while average prices were flat, increasing by a mere 0.07%. As a result of the higher sales volumes, our revenues in this business line increased by 12.1%. Higher sales volumes seen during 2018 were due to demand growth and limited supply from our competitors. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our strategy in this business line has been to focus primarily on the water-soluble fertilizer market, which in general yields higher margins and has more growth potential.

Our sales volumes in the iodine business line increased 5.1% in 2018. We also saw prices increase during 2018; we closed the fourth quarter with average prices of almost US$26/kg, exceeding our original expectations. Average prices in 2018 were 22.6% higher than the average prices seen in 2017. Increased sales volumes and higher prices resulted in an increase of 28.9% in our revenues for this business line. According to our estimates, the global iodine demand grew slightly in 2018 reaching almost 36,300 MT and we increased our market share to over 36%.

Our sales volumes in the potassium business line decreased by 38.1% in 2018 compared to 2017. These lower sales volumes were a result of our production limitations as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Furthermore, as a result of environmental compliance plan that was approved by the Chilean Environmental Authority (SMA) in January 2019, we are temporarily extracting less brine than we had in the past. We had previously announced that potassium chloride and potassium sulfate sales volumes could decrease significantly in 2019 when compared to 2018, we now believe that sales volumes for 2019 will be below 500,000 metric tons. Average prices in the potassium chloride and potassium sulfate business line increased approximately 14.0% during 2018 when compared to 2017, reaching US$322/MT. The higher prices reflected the stronger global demand for potassium chloride in 2018, reaching almost 66 million metric tons.

Our sales volumes in the industrial chemicals product line decreased 18.9% in 2018 compared to 2017, as a result of lower sales volumes of solar salts. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2019 to be approximately 50,000 metric tons, very similar to the 47,000 metric tons sold in 2018.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates, iodine and potassium; and
•	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2018, our mining operations concentrated in the first Region where we mainly worked in the mining sector Tente en el Aire and in the mining sector Nueva Victoria Oeste. Mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to four meters, and with the overburden varying in thickness between half a meter and two meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first breaking and then removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to the leaching heaps to be processed.

During 2018, SQM continued running various tests with a continuous mining equipment replacing the drilling and blasting process and obtaining a smaller ore size (under 6 inches) that allows a better metallurgical recovery. The tests will continue into 2019.

The run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing iodine, nitrate and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and salts rich in nitrate and potassium are produced. These concentrated salts are then sent to Coya Sur where they are used to produce potassium nitrate.

During 2018, the Pedro de Valdivia site generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plant at Pedro de Valdivia. After iodide is obtained, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2018, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. The production at the Pedro de Valdivia facility, until November 2015, generated approximately 700,000 tons of inventory. As of December 2018, we had approximately 160,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately one year. For subsequent production, we are developing the project of adapting the available crystallization plants at Coya Sur to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility, which should be completed in 2019.

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Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure, and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement the “lean” method of manufacturing in our potassium nitrate plants. We achieved complete implementation of this method of manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste on an ongoing basis.

During 2018, new operational improvements have been achieved by significantly integrating the production process of the Coya Sur facilities, allowing new increases in production capacity without major investments and improving the use of raw materials from the Salar de Atacama and Nueva Victoria.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is supplied together with the crystallized potassium nitrate to the prilling plant where it is mixed producing sodium potassium nitrate, which is then melted and prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

The sodium nitrate and potassium nitrate produced at Coya Sur are transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008.

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Iodine and Iodine Derivatives

During 2018, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting (burning) sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated in iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to metallic iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2018 was 11,255 metric tons: 8,842 metric tons from Nueva Victoria, 1,368 metric tons from Iris, and 1,046 metric tons from Pedro de Valdivia. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 14,000 metric tons per year

We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 666.2 liters per second. In Iris, we are approved for 2,000 metric tons of iodine production per year, with an annual extraction of caliche ore up to 6.48 million metric tons per year. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 12,500 metric tons per year of iodine (including the Iris operations) and 900,000 metric tons per year of nitrates. Additional expansions may be implemented from time to time in the future, depending on market conditions.

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Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfates, boron and other minerals.

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement, as amended in January 2019 by the Corfo Arbitration Agreement, permits the CCHEN to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount.

For the year ended December 31, 2018, revenues related to products originating from the Salar de Atacama represented 44% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the precipitation, sodium chloride salts are removed; these salts are not used in the production process of other products. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and eventually can be treated at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The by-products of the potassium chloride production process are (i) solutions remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount not required for lithium carbonate production being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is concentrated and purified by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. The production capacity of our lithium carbonate facility at the end of 2018, following an expansion project was 70,000 metric tons per year. We are now beginning the preparation for the further expansion to 180,000 metric tons per year in the future.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001 since 2005 and specifically under ISO 9001:2015 since September 2018.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have two lithium hydroxide plants, one of which entered into operations at the end of 2018, and a total production capacity of 13,500 metric tons per year. These plants are located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The lithium hydroxide solution is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is filtered, dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001 since 2007 and specifically under ISO 9001:2015 since September 2018.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines to produce potassium sulfate. The brine is pumped to solar evaporation ponds, where sodium chloride salts are precipitated, harvested and put into piles. After further evaporation, the sulfate and potassium salts precipitate in different concentrations and are harvested and sent for processing to the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, filtered, dried, classified and packaged for shipment.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a byproduct of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 14% of our cost of sales in 2018.

We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, 2016 2017 and 2018, we executed supply contracts with Enel Chile S.A. as with Solgas, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Research and Development, Patents and Licenses, etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research topics cover all of the processes involved in the production of our products, including chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications, (iii) adding value to inventories and (iv) using renewable energy in our processes.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patent Nos. 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

Licenses, Franchises, and Royalties

We do not have contracts that give rise to an obligation for the Company to make payments for licenses, franchises or royalties in any of our business lines, other than payments provided for in the Royalty Law.

We have subscribed purchase option contracts for mining concessions such that, in the event that third parties exercise the respective option, we have the right to receive royalty payments as a result of the exploitation of such concessions.

See section 3) D) Description of Business Environment: Property and Facilities for information about our concessions.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) d) Description of Business Environment: Property and Facilities

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

300.000
400.000
500.000
600.000
700.000
800.000
8.000.000
7.900.000
7.800.000
7.700.000
7.600.000
7.500.000
7.400.000
7.300.000
7.200.000
N
W
E
S
ARICA
XV Region
IQUIQUE
I Region
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
CALAMA
Pedro de Valdivia
Salar de Atacama
Pampa Blanca
SALAR DE ATACAMA
ANTOFAGASTA
Salar del Carmen
TALTAL
Republic of Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:3,500,000

Date : December 31, 2018

0 12,525 50 75 100
Kilometers

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2018, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 573,599 hectares. In addition, as of December 31, 2018, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 1,700 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2018, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 236,842 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 3,900 hectares in areas near the Salar de Atacama.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, as of December 31, 2018, SQM Salar held Mining Exploration Concessions covering approximately 22,100 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement.

Concessions Generally

As of December 31, 2018, approximately 97% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 3% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted. Of the Mining Exploration Concessions, approximately 87% already have been granted pursuant to applicable Chilean law, and approximately 13% are in the process of being granted.

In 2018, we made payments of approximately US$8.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2018:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,803	525,946	47	16,200	2,850	542,146
Region II	8,807	2,320,527	125	53,100	8,932	2,373,627
Region III and others	441	99,885	40	11,400	481	111,285
Total	12,051	2,946,358	212	80,700	12,363	3,027,058

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Facilities and Reserves

Caliche: Facilities

During 2018, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited at two sites: Tente en el Aire and Oeste. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and heap leaching operations at the María Elena site were suspended in October 2013, although iodine processing continued until 2017.

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, nitrate crystallization plant, and iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2017, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. which were treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. This process was discontinued at the end of 2017.

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them Measured Resources and then, adjusting for technical, economic and legal aspects, as Proven Reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2018 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	109.0	7.1%	377	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	280.6	6.4%	423	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2018, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	334.7	7.3%	421	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,020.7	5.3%	421	Iodine 300 ppm

Notes on reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2018,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Orlando Rojas.

Mr. Sergio Alarcón is a geologist with more than 30 years of experience in the field. He is currently employed by SQM as a Senior Geologist in the Mining Production area. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Los Domínicos No 7772, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are presented below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Sergio Alarcón Rubilar,** National Id. Nr 8.678.370-3, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0164, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Alarcón to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2018

Gladys Hernández
Executive Secretary

CERTIFICACIÓN DE PERSONAS COMPETENTES — Comisión Calificadora de Competencias en Recursos y Reservas Mineras

Santiago, March 14, 2019
CM – 799 – 03 2019

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Brasil (CBRR), Canadá (CIM / NI 43-101), Colombia (CCRRM), Sud África (SAMCODES), Chile (Comisión Minera CH20235), EEUU (SME), Europa (PERC), Indonesia (KCMI), Kazakhstan (KAZRC), Mongolia (MPIGM), Rusia (OERN) y Turquía (UMREK), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI CONSEJO MINERO COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de
Competencias en Recursos
y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti,** National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2018

Gladys Hernández
Executive Secretary

Santiago, March 14, 2019
CM – 801 – 03 2019

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Brasil (CBRR), Canadá (CIM / NI 43-101), Colombia (CCRRM), Sud África (SAMCODES), Chile (Comisión Minera CH20235), EEUU (SME), Europa (PERC), Indonesia (KCMI), Kazakhstan (KAZRC), Mongolia (MPIGM), Rusia (OERN) y Turquia (UMREK), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI CONSEJO MINERO COLEGIO DE INGENIEROS DE CHILE A.G.
Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The proven and probable reserves shown above are the result of the evaluation of approximately 23.38% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 77.62% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2018, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2018, we carried out recategorizations of indicated resources in Tente en el Aire sectors, totaling 1,658 hectares, which is still in process. Our 2019 exploration program includes the exploration of the Tente en el Air section, which totals 658 hectares, and the basic study of 4,110 hectares of the Hermosa Norte sector. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2018		2017		2016
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	33%	US$24/kg	21%	US$20/kg	17%	US$28/kg
Specialty Plant Nutrition	22%	US$722/ton	20%	US$722/ton	23%	US$784/ton
Industrial Chemicals	33%	US$797/ton	32%	US$809/ton	35%	US$770/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and extension), the potassium sulfate flotation plant (SOP-H), the boric acid plant (ABO), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydrogeologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2018, based on law, geological exploitation, brine sampling and geostatistical analysis up to a depth of 300 meters of our total exploitation concessions, are as follows:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	46.1	42.0	88.1
Sulfate (SO4-2) (3)	39.0	45.2	84.2
Lithium (Li+) (4)	4.56	3.99	8.55
Boron (B3+) (5)	1.38	1.46	2.84

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2019 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than 15 years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of EMI-Ingenieros y Consultores S.A., whose offices are located at Los Domínicos No 7772, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

A copies of the certificates of qualified competency issued by the Chilean Mining Commission are provided below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Álvaro Henríquez Salazar,** National Id. Nr 13.233.759-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from October 2013, under Nr. 0226, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Henríquez to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2018

Gladys Hernández
Executive Secretary

Santiago, March 14, 2019
CM – 800 – 03 2019

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20.235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Brasil (CBRR), Canadá (CIM / NI 43-101), Colombia (CCRRM), Sud África (SAMCODES), Chile (Comisión Minera CH20235), EEUU (SME), Europa (PERC), Indonesia (KCMI), Kazakhstan (KAZRC), Mongolia (MPIGM), Rusia (OERN) y Turquía (UMREK), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI · IIMCH · CONSEJO MINERO · COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

50

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti,** National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2018

Gladys Hernández
Executive Secretary

CERTIFICACIÓN DE PERSONAS COMPETENTES
Comisión Calificadora de Competencias en Recursos y Reservas Mineras

Santiago, March 14, 2019
CM – 801 – 03 2019

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Brasil (CBRR), Canadá (CIM / NI 43-101), Colombia (CCRRM), Sud África (SAMCODES), Chile (Comisión Minera CH20235), EEUU (SME), Europa (PERC), Indonesia (KCMI), Kazakhstan (KAZRC), Mongolia (MPIGM), Rusia (OERN) y Turquía (UMREK), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI CONSEJO MINERO COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

51

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

A cutoff grade of 1.0% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the drainable porosity data.
•	Grades: The brine chemistry is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, and the volume of brine, we determine the number of metric tons for each of the chemical ions being evaluated. Reserve classification is finally achieved by using geostatistical criteria and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Proven reserves are defined as hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time.

Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030). Considering the authorized maximum net brine production rates, we have performed hydrogeological simulations using numeric flow and transport models to estimate changes in the volume and quality of the brine during the life of the project, considering the ponds infrastructure projected and existing on January 1, 2019. According to these simulations, a total of 1.24 million metric tons of lithium and 14.9 million metric tons of potassium will be extracted from the producing wells. On the other hand, the proven and probable base reserve in situ, within the authorized area of environmental extraction (RCA 226/06), corresponds to 4.33 million metric tons of lithium and 30.4 million metric tons of potassium, enough to satisfy the demand of the project until the end of the concession.

52

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2018		2017		2016
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	19%	US$322/ton	17%	US$282/ton	11%	US$263/ton
Lithium and Derivatives	57%	US$16,289/ton	71%	US$12,970/ton	66%	US$10,362/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 70,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 13,500 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

53

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The following table provides a summary of our production facilities:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	5.0	571.7
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	13.8	424.0
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 13.0	6.6	523.7
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	10.5	7.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	13.6	226.3
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	10.8	1,554.1
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 70 Lithium hydroxide: 13.5	8.7	304.3
Tocopilla (11)	Port facilities	22	-	12.2	172.8

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

54

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015 as a result of storms in the north of Chile. The train is not currently operating and as a consequence, we have replaced the train with trucks to ship products from Coya Sur. Detailed engineering studies were performed to assess the damage of the railway. During the third quarter of 2016, the report was completed; it concluded that the cost and time needed to repair the railway at this time is not economical in the short and medium term. As a result of this determination, the Company wrote-off the assets related to the train. We do not believe it will materially impact future sales volumes or transportation costs.

We consider the condition of our principal plant and equipment to be good, with the exception of the railway line.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2018, 2017 and 2016:

(in thousands, unless otherwise stated)	2018	2017	2016
Pedro de Valdivia(1)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (parts per million (ppm))	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	1.0	0.9	0.6

Maria Elena(2)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (ppm)	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	–	–	0.2

Coya Sur(3)
Metric tons of crystallized nitrate produced	699	613	573

Pampa Blanca(2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria
Metric tons of ore mined	42,753	36,383	29,902
Iodine (ppm)	461	458	454
Metric tons of iodine produced	10.2	8.8	7.7

Salar de Atacama (4)
Metric tons of lithium carbonate produced	50.4	45	44
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,505	1,881	2,045

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped, either packaged (polypropylene bags, polyethylene or polypropylene FIBC big bags) or in bulk. The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal or the Coya Sur facility. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. On the other hand, the product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The raw material of nitrate for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria and the remaining raw material is provided from historical stock stored in Coya Sur that was produced at the Pedro de Valdivia facility when it was operating. This raw material is obtained from the processing of caliche that is extracted from our mines.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics (polyethylene bags, multi-layer or polypropylene FIBC big bags), stored within the same facilities and secured in roofed storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which at the time of transportation are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants.

56

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships and a crane with a 40 ton capacity for the loading of sealed product onto ships.

The storage facilities consist of a system of six silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using trailers without motors located in the dock and loaded by a crane with a 40 ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.

We normally contract bulk cargo ships to transfer the product from the Port of Tocopilla terminal to our hubs around the world or to clients directly, who, in certain instances, use their own contracted vessels for delivery.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating and administrative facilities throughout Chile, and other parts of the world, via two networks. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago.

In addition, we have Cloud technologies, which allow us to support new business processes related to IoT (Internet of Things) and Advanced Analytics and enables the business to respond quickly and at low cost to changing conditions of the business and of the market.

An Advanced Analytical pilot was carried out in one of our production plants, which allowed to us to collect information to allow us to advance the predictive short-term and medium-term analysis and possible automation in the long term.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

A cyber security review is being carried out to highlight possible risks and mitigate them. Process automation and digitalization projects were initiated at various sites, such as the Port of Tocopilla, with the objective of reducing operational risks, and improving security and operational efficiency, which also includes a modernization of current IT infrastructure and existing communications.

3) e) Description of Business Environment: Risk Factors

Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business financial condition or results of operations. In addition to other information contained in this Annual Report, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by the occurrence any of these risks.

Risks Relating to our Business

We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

In 2015, the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) and the Chilean Public Prosecutor brought a number of criminal and administrative proceedings following investigations related to the payment of invoices by SQM and its subsidiaries SQM Salar S.A. (“SQM Salar”) and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income, against (i) Patricio Contesse G., the Company’s former CEO whose employment was terminated in May 2015, (ii) Mr. Contesse and the Company’s then-current CEO, Patricio de Solminihac, and CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives and (iii) five then-current and former members of the Company’s Board of Directors. All the claims against Messrs. de Solminihac and Ramos were subsequently dismissed. The lawsuits against Mr. Contesse continue and the five Board members are appealing the fines of approximately US$36,000 imposed on each of them.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and then-current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November 13, 2015, our former CEO and then-current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM American Depositary Shares (“ADS”) between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA"). The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

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Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

On January 26, 2018, the Eighth Lower Criminal Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries, SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. On August 17, 2018, the Eighth Lower Criminal Court of Santiago considered the conditions and decided to terminate the legal process.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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Legal challenges to the amendments of the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession, if successful, or failure to comply with the requirements of either agreement, could have a material adverse effect on our business, financial condition and results of operations

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were originally limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. On January 17, 2018, Corfo and our subsidiaries SQM Potasio S.A. and SQM Salar reached an agreement (the “Corfo Arbitration Agreement”) to (i) terminate the previously disclosed arbitration proceedings between Corfo and SQM Salar, which, among other things, sought early termination of the Lease Agreement and (ii) amend the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendments of the Lease Agreement and the Project Agreement required under Chilean law the issuance of the applicable resolutions of the Office of the Controller General of the Republic (Contraloría General de la República) and the CCHEN, which were issued.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2018, revenues related to products originating from the Salar de Atacama represented 44% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement and we had extracted approximately 23% of the total permitted accumulated extraction and sales limit of lithium under the increased lithium extraction and sales limits.

These agreements expire in 2030 and establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) initiated legal actions challenging the amendments of the Lease Agreement and the Project Agreement. The legal actions are pending before the Supreme Court of Chile.

In the event the amendments to the Lease Agreement and the Project Agreement under the Corfo Arbitration Agreement are successfully challenged, or the CCHEN authorization for the increased extraction is revoked, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

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Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the CMF issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and was later elected as director on April 27, 2018, and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 32% of SQM’s total shares as of December 31, 2018. See “Section 4) A) i) Situation of Control”. The CMF alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the CMF alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2008 and 2011, the Cascading Companies allegedly sold securities of various companies, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The CMF alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the CMF added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the CMF issued a decision imposing an aggregate fine against all of the defendants of UF 4.0 million (approximately US$174 million as of December 31, 2018), including a fine against Mr. Ponce of UF 1.7 million (approximately US$74 million as of December 31, 2018) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.6 million as of December 31, 2018). The defendants are currently challenging the CMF administrative decision before Chilean courts.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. The SII requested payment of taxes by the Cascading Companies, and the Cascading Companies filed a complaint with the tax courts.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities.

Our annual report for the year ended December 31, 2014 on Form 20-F filed with the SEC identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer as of December 31, 2014

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

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We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In 2018, the average price for our potassium chloride and potassium sulfate business line was approximately 14% higher than in 2017. Our sales volumes for this business line were approximately 38% lower in 2018 compared to 2017. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$24 per kilogram in 2018, approximately 23% more than average prices obtained in 2017. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

In 2018, lithium demand continued to grow creating tight market conditions and increasing prices by 26% compared to 2017, driven mostly by an increase in demand related to battery use. During the second half of 2018, lithium supply increased, and prices slightly decreased in the fourth quarter. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our measures to minimize our exposure to bad debt may not be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize the risk, we cannot assure you that such safeguards will be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

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In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2018. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our caliche ore mining reserves estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. As in past years, we renegotiated collective bargaining agreements with 14 unions, achieving the anticipated renegotiation of 17 collective bargaining agreements by December 31, 2018, one year before the expiration of the agreements. The 17 collective bargaining agreements were renegotiated for the next three years as of that date. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

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Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow the Company to extract approximately 124 liters per second of water, almost 15% of the water used in the Company´s operations in the First Region of Chile for iodine and nitrate production. In October 2018, the First Environmental Court of Antofagasta, accepted the Company’s claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

A significant percentage of our shares are held by two principal shareholder groups who may have an interest that is different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations

As of December 5, 2018, two principal shareholder groups held in the aggregate 55.77% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One principal shareholder group is the Pampa Group, as defined in “Section 4) Ownership and Shares”, which currently owns 32% of the total outstanding shares of SQM. Until November 30, 2018, the CMF considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder. The CMF could change its decision in the future if circumstances change.

Nutrien (formerly PCS before the merger with Agrium Inc. on January 1, 2018) was one of the principal shareholders of the Company. On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”), acquired the shares of SQM held by Nutrien through Inversiones El Boldo Limitada, Inversiones PCS Chile Limitada and Inversiones RAC Chile, representing 23.77% of the total shares of SQM. Tianqi currently owns 23.77% of the total outstanding shares of SQM.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which can increase the risks of competition.

Tianqi is a competitor in the lithium business, and as a result of the number of shares that its owns of the Company, it has the right to choose up to three Board members. On August 27, 2018, Tianqi and the Chilean antitrust regulator (the Chilean National Economic Prosecutor’s Office, or FNE for its initials in Spanish), entered into an extrajudicial settlement agreement, under which complemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as “sensitive information” under in the agreement.

During the approval process of the extrajudicial agreement before the FNE, the Company expressed its concerns regarding the measures contained in the extrajudicial agreement since (i) it could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) they are not correctly oriented to avoid the access to the Company’s “sensitive information” that, in the possession of a competitor, could harm the Company and the proper functioning of the market and (iii) it could contradict the Corporation Law in Chile.

The presence of a shareholder which is at the same time a competitor of the Company and the right of this competitor to choose Board members, could generate risks to free competition and/or increase the risks of an investigation of free competition against the Company, whether in Chile or in other countries, all of which could have an adverse material effect in our business.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use Cloud technologies to support new business processes related to the Internet of Things (IoT) and Advanced Analytics, which allow us to collect information enabling us to advance the predictive short-term and medium-term analysis of our production process and its possible automation in the long term. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

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Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2018, the Chilean peso exchange rate was Ch$694.77 per U.S. dollar, while as of December 31, 2017, the Chilean peso exchange rate was Ch$614.75 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 13% in 2018.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

As of December 31, 2018, we had US$70 million of outstanding short and long-term debt bearing interest based on LIBOR. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

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We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and increased to the maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States. After December 31, 2019, if no treaty is in effect, shareholders in those jurisdictions will be subject to a higher effective tax rate.

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The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by the Tax Reform on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s 2014 audited consolidated financial statements in its annual report on Form 20-F compared with profit and income tax expense as presented in the Company’s 2014 statutory consolidated financial statements filed with the CMF.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law (as defined below) or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

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Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

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In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

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3) f) Description of Business Environment: Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. From 2016, we began to invest in lithium projects outside Chile, starting with the Minera Exar project in Argentina and continuing with Mount Holland project in Australia in 2017. In 2018, we sold our stake in Minera Exar and continued the development of the Mount Holland project. We also expanded our lithium carbonate capacity in Chile, reaching capacity 70,000 metric tons per year.

Our capital expenditures for the years ended December 31, 2018, 2017 and 2016 were as follows:

(in millions of U.S. dollars)	2018	2017	2016
Capital Expenditures	244.7	142.1	131.3

During 2018, we had total capital expenditure of US$244.7 million, primarily related to:

•	Capacity expansion projects related to increasing lithium carbonate production to 70,000 metric tons per year and lithium hydroxide production to 13,500 metric tons per year in Chile;
•	Investments to increase iodine capacity to 14,000 in the Nueva Victoria mine;
•	Capacity expansion project related to potassium nitrate production plants III and IV in Coya Sur; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

During 2017, we had total capital expenditures of US$142.1 million, primarily related to:

•	Capacity expansion projects related to lithium carbonate and lithium hydroxide production in Chile;
•	Investments in mining workshop and operations centers to relocate operations from Nueva Victoria mine to mining sector Tente en el Aire;
•	Capacity expansion project related to potassium nitrate production;
•	General maintenance of all production units and Tocopilla port in order to ensure the fulfillment of production and sales targets.

During 2016, we had total capital expenditures of US$131.3 million, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla;
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

The Board of Directors has approved a capital expenditure framework for 2019 of approximately US$360 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate capacity expansion and nitrates capacity in Chile and development of lithium project in Australia. We expect our installed capacity of lithium carbonate in Chile to reach approximately 120,000 metric tons by the end of 2020, an increase of 50,000 metric tons compared to our current capacity of 70,000 metric tons. From that point, we will continue to work to reach an installed capacity of 180,000 metric tons in Chile in the future. The capital expenditure associated with this expansion is expected to be in the range of approximately US$4,000 per ton. We expect to complete the feasibility study related to the Mount Holland lithium project in Australia in the second half of 2019, at which time we believe we will have a better estimate associated with the capital expenditure and costs of the project.

We do not expect that our 2019 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

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4) OWNERSHIP AND SHARES

4) OWNERSHIP AND SHARES

4) a) Ownership and Shares: Ownership

i) Ownership Control Situation

At December 31, 2017, SQM does not have a “controlling group” as such term is defined in Title XV of Chilean Law No. 18,045.

ii) Identification of Non-Controlling Majority Shareholders

SQM has been informed that, as of December 31, 2018, Mr. Julio Ponce Lerou (ID No. 4.250.719-9) and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 32.00% of all shares of SQM (consisting of 71,871,838 Series A shares and 12,341,049 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 21.75% of SQM, as of December 31, 2018; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining Chile Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, “Pampa Group”), control 32.00% of SQM.

As of December 31, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”) is the owner of 62,556,568 of SQM’s shares, or 23.77% of SQM’s total shares.

As of December 31, 2018, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Holding America Inc. (together, “Kowa Group”) are owners of 2.11% of all shares in SQM.

For the breakdown by series of share of the Pampa Group, Tianqi and Kowa Group ownership of shares in SQM, see Section 4) A) iii) Identification of 12 Largest Shareholders.

iii) Identification of 12 Largest Shareholders

As of December 31, 2018, the 12 largest shareholders including both Series A and Series B shares were:

Series A + Series B	Taxpayer ID	Number of Shares	% Ownership
INVERSIONES TLC SPA	76.902.021-7	62,556,568	23.77%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA	96.511.530-7	54,987,306	20.89%
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	35,254,267	13.39%
POTASIOS DE CHILE SA	76.165.311-3	18,179,147	6.91%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	10,719,499	4.07%
INVERSIONES GLOBAL MINING CHILE LIMITADA	96.863.960-9	8,798,539	3.34%
BANCO ITAU CORPBANCA POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.023.000-9	8,085,730	3.07%
BANCO SANTANDER POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.036.000-K	7,138,685	2.71%
BANCHILE CORREDORES DE BOLSA SA	96.571.220-8	4,556,703	1.73%
INVERSIONES LA ESPERANZA CHILE LIMITADA	79.798.650-K	3,758,098	1.43%
LARRAIN VIAL S A CORREDORA DE BOLSA	80.537.000-9	2,742,246	1.04%
BTG PACTUAL CHILE S A CORREDORES DE BOLSA	84.177.300-4	2,680,393	1.02%
Subtotal 12 Largest Shareholders, Series A and B		219,457,181	83.38%
Total Shares, Series A and B		263,196,524	100%

(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Total Sociedad de Inversiones Pampa Calichera S.A. 57.235.201 Series A and B shares; 2.247.895 Series B shares are in the custody of various brokers.

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4) OWNERSHIP AND SHARES

As of December 31, 2018, the 12 largest shareholders of Series A shares were:

Series A	Taxpayer ID	Number of Shares	% Ownership
INVERSIONES TLC SPA	76.902.021-7	62,556,568	43.80%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA	96.511.530-7	44,894,152	31.43%
POTASIOS DE CHILE SA	76.165.311-3	18,179,147	12.73%
INVERSIONES GLOBAL MINING CHILE LIMITADA	96.863.960-9	8,798,539	6.16%
INVERSIONES LA ESPERANZA CHILE LIMITADA	79.798.650-K	3,711,598	2.60%
KOWA CO LTD	59.046.730-8	781,429	0.55%
KOCHI S.A.	96.518.570-4	737,057	0.52%
BANCHILE CORREDORES DE BOLSA SA	96.571.220-8	528,092	0.37%
RENTA 4 CORREDORES DE BOLSA SA	76.529.250-6	488,294	0.34%
KOWA HOLDINGS AMERICA INC	59.023.690-K	227,550	0.16%
TANNER CORREDORES DE BOLSA SA	80.962.600-8	217,113	0.15%
Sociedad Administradora de Fondos de Cesantía de Chile II SA	76.237.243-6	194,959	0.14%
Subtotal 12 Largest Shareholders, Series A		141,314,498	98.95%
Total Shares, Series A		142,819,552	100%

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4) OWNERSHIP AND SHARES

As of December 31, 2018, the 12 largest shareholders of Series B shares were:

Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	35,254,267	29.29%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	10,703,812	8.89%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	10,093,154	8.38%
BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.023.000-9	8,085,730	6.72%
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	97.036.000-K	7,138,685	5.93%
BANCHILE CORREDORES DE BOLSA SA	96.571.220-8	4,028,611	3.35%
LARRAIN VIAL S.A. CORREDORA DE BOLSA	80.537.000-9	2,676,018	2.22%
BTG PACTUAL CHILE S A CORREDORES DE BOLSA	84.177.300-4	2,616,515	2.17%
TANNER CORREDORES DE BOLSA SA	80.962.600-8	2,217,359	1.84%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	90.249.000-0	2,212,594	1.84%
EUROAMERICA CORREDORES DE BOLSA SA	96.899.230-9	1,600,778	1.33%
BCI CORREDORES DE BOLSA SA	96.519.800-8	1,467,591	1.22%
Subtotal 12 Largest Shareholders, Series B		88,095,114	73.18%
Total Shares, Series B		120,376,972	100%

(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Total Sociedad de Inversiones Pampa Calichera S.A. 12.341.049 Series B shares; 2.247.895 Series B shares are in the custody of various brokers.

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4) OWNERSHIP AND SHARES

The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. According to public 13F filings with the U.S. Securities and Exchange Commission, the 12 largest ADS holders as of December 31, 2018 were:

ADSs (Series B)	Taxpayer ID	Number of ADSs	% Ownership Series B	% Ownership Total Shares
EARNEST Partners, LLC	N/A	1,965,927	1.63%	0,75%
Aberdeen Standard Investments (U.K.)	N/A	1,921,600	1.60%	0,73%
Global X Management Co. LLC	N/A	1,287,532	1.07%	0,49%
The Vanguard Group, Inc.	N/A	1,213,590	1.01%	0,46%
Macquarie Investment Management	N/A	1,171,734	0.97%	0,45%
Fidelity Management & Research Company	N/A	1,027,855	0.85%	0,39%
Schroder Investment Management, LTD	N/A	834,708	0.69%	0,32%
William Blair & Company, LLC	N/A	831,897	0.69%	0,32%
State Street Global Advisors	N/A	802,556	0.67%	0,30%
Tide Point Capital Management, LP	N/A	741,713	0.62%	0,28%
SEI Investments Management Corporation	N/A	728,316	0.61%	0,28%
ClearBridge Investments, LLC	N/A	686,414	0.57%	0,26%
Subtotal 12 Largest ADS Holders		13,213,842	10,98%	5.02%
Total ADSs as of December 31, 2016		35,254,267	29,29%	13.39%

iv) Total Number of Shareholders

The following table shows the total number of SQM´s shareholders as of December 31, 2018:

	Shareholders Registry	ADS Holders Registry	Total Holders
Total Number of Shareholders, Series A and B	1.508	73	1.581
Total Number of Shareholders, Series A	376	-	376
Total Number of Shareholders, Series B	1.421	73	1.494

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4) OWNERSHIP AND SHARES

v) Significant Changes in SHARE Ownership

Nutrien Ltd., which was one of the main shareholder groups with 32% of SQM's total shares as of December 31, 2017, divested all its ownership in SQM during 2018. This was through the sale of its Series B shares on the Chilean securities market in May 2018, and a sale of its Series A shares on the Chilean securities market to Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, in December 2018. As of December 31, 2018, Nutrien Ltd. had 0% of the total shares of SQM, and Inversiones TLC SpA had 23.77% of the total shares issued by SQM.

Until November 30, 2018, the Pampa Group was considered by the CMF as the Company's controller. However, starting from that date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

Tianqi Settlement Agreement with the Chilean National Economic Prosecutor’s Office (the “FNE”)

In August 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s shares, Tianqi and the FNE entered into an extrajudicial settlement agreement (the “Settlement Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Settlement Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Settlement Agreement (“Sensitive Information”) (collectively, the “Purpose”). Pursuant to the Settlement Agreement, Tianqi agreed that, among other things:

•	Tianqi will not nominate any of its directors, executives or employees to the SQM Board of Directors;
•	Tianqi and the directors nominated by it will not influence or intervene for the benefit of Tianqi and prejudice the interests of SQM;
•	The directors nominated by Tianqi will not participate nor will they be part of any committees, the management or other decision-making bodies related to lithium of SQM or of any companies controlled by SQM, unless nominated by independent directors;
•	Tianqi will inform the FNE of any agreement in the lithium market, with Albemarle and/or SQM, prior to its execution;
•	Tianqi will notify the FNE of any event from which it acquires control or decisive influence in SQM;
•	Tianqi will disassociate any director, executive or employee appointed by third parties, who assumes a position described above in SQM;
•	Tianqi will not request access to commercially sensitive information from SQM;
•	The directors nominated by Tianqi will not disclose commercially sensitive information of SQM;
•	The directors nominated by Tianqi will personally bind themselves to the obligations assumed by Tianqi with the FNE; and
•	Tianqi will report to the FNE the appointments and periodic compliance with its obligations.

The restrictions will remain in place for a period of six years.

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4) OWNERSHIP AND SHARES

During the approval process for the Settlement Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Settlement Agreement since (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act (Law No. 18,046 on Corporations). The Settlement Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Settlement Agreement, in Spanish, has been made publicly available on the Company’s website at http://ir.sqm.com/English/investor-relation/press-releases/press-release-details/2018/Agreement-between-FNE-and-Tianqi-LIthium/default.aspx and is also available on the FNE’s website at http://www.fne.gob.cl/wp-content/uploads/2018/09/Acuerdo-Extrajudicial-FNE-Tianqi-con-firma-27.08.18.pdf.

On January 23, 2019, the Board of Directors of the Company approved a protocol for the presentation and use of sensitive information in the Board of Directors that is described in Note 34.2 of our Consolidated Financial Statements.

4) b) OWNERSHIP STRUCTURE AND SHARES: SHARES AND THEIR CHARACTERISTICS AND RIGHTS

i) DescripTION OF SERIES OF SHARES

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Chilean Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B shares request so and to call for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. Articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of Law No. 18,046, a company subject to the supervision of the SVS may be liquidated in the following cases:

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4) OWNERSHIP AND SHARES

•	Expiration of the duration term, if any, as established in its By-laws;
•	All the shares end up in the possession of one individual for more than ten continuous days;
•	By agreement of an Extraordinary Shareholders Meeting;
•	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
•	Any other reason contemplated in its By-laws.

Article 40 of the Company’s By-laws states that in the event of liquidation, the Shareholders’ Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article

28 of the Company By-laws.

On May 17, 2018, an extraordinary shareholders’ meeting approved technical changes to the By-laws of SQM, as well as an amendment providing for a new “second transitory article” as follows:

“Throughout the period running from the date of the extraordinary shareholders’ meeting at which this transitory article is incorporated, and December 31, 2030, the restriction against voting on behalf of more than 37.5% of any series of shares in the Company, established in Article 31 hereof, shall be subject to the following exception, applicable only to the election of board members by means of Series A shares in the Company: If two or more persons, regardless of whether or not they are related parties to each other (the incoming shareholders), act prior to December 31, 2030 such as to acquire a sufficient number of Series A shares to allow them to hold voting powers for the selection of directors of the Company amounting to more than 37.5% of that series, then any registered shareholder or group of shareholders holding more than 37.5% of all Series A shares in the Company shall be entitled to vote for the selection of directors of the Company amounting to whichever is less, between a number of the Series A shares that are held (i) by existing shareholders as of that date, and (ii) by the incoming shareholders with voting rights. Similarly, if for any reason a registered shareholder in the Company as of the date hereof who holds more than 37.5% of Series A shares in the company between the date hereof and December 31, 2030, comes to hold more voting shares for the selection of directors of the Company than the votes allocated for holding 37.5% of said Series A shares, either through a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other shareholder or group of shareholders in the Company that is not a related party to the same and holds more than 37.5% of all voting Series A shares in the Company, including both existing and incoming shareholders, shall be entitled to vote for the selection of directors of the Company in accordance with whichever number of Series A shares in the Company is the lesser, between (i) the number held by this shareholder or group of shareholders, and (ii) the existing shareholder may have the capacity to vote in excess of the restriction amounting to 37.5% of said shares.”

Total number of shares:

•	Series A: 142,819,552
•	Series B: 120,376,972

ii) DIVIDEND POLICY

SQM’s dividend policy for 2018, which was announced at the General Ordinary Shareholders’ Meeting on April 27, 2018, was to distribute to the SQM’s shareholders as a final dividend a percentage of our net income that is determined as per following financial parameters:

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4) OWNERSHIP AND SHARES

-	100% of the 2018 net income, when the following financial parameters are met: (a) the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

-	80% of the 2018 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

-	60% of the 2018 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2018 net income.

According to the dividend policy for 2018, the dividends are distributed and paid during 2018, in the form of three interim dividends (dividendos provisorios) that will be charged against the final dividend. At the ordinary shareholders meeting that will be held in 2019, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed above, discounting the total amount of the interim dividends previously distributed during 2018.

On May 23, 2017, the Board of Directors agreed to pay and distribute on June 15, 2018 a provisional dividend of US$114 million, equivalent to US$0.43247 per share, to be charged against the 2018 net income.

On August 22, 2017, the Board of Directors agreed to pay and distribute on September 12, 2018 a provisional dividend of US$134 million, equivalent to US$0.50864 per share, to be charged against the 2018 net income.

On November 21, 2017, the Board of Directors agreed to pay and distribute on December 12, 2018 a provisional dividend of US$84 million, equivalent to US$0.31726 per share, to be charged against the 2018 net income.

iii) (1) STATISTICAL INFORMATION: DIVIDENDS

All series A and series B shares carry equal rights to share in any dividend declared on SQM’s shareholder capital in circulation. During the past three years, the Company has paid out the following dividends:

Payout Year	US$ Total (in millions)	US$/Share
2016	22.6	0.08581
2016 (Special)	150.0	0.56992
2016 (Interim)	225.0	0.85487
2017	53.3	0.20248
2017 (Interim)	103.2	0.39222
2017 (Interim)	101.2	0.38432
2017 (Interim)	112.9	0.42879
2018	110.5	0.41968
2018 (Special)	100.0	0.37994
2018 (Interim)	113.8	0.43247
2018 (Interim)	133.9	0.50864
2018 (Interim)	83.5	0.31726

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4) OWNERSHIP AND SHARES

iii) (2) STATISTICAL INFORMATION: SHARE TRANSACTIONS

SQM’s Series A and Series B shares are traded on the Santiago Stock Exchange, the Santiago Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company’s Series B shares are traded as ADSs on the New York Stock Exchange.

Information on SQM’s shares on Chilean stock exchanges:

	Average Price (Ch$/Share)		Number of Shares Traded		Amount Traded (Millions of Ch$)
	SQM-A	SQM-B	SQM-A	SQM-B	SQM-A	SQM-B
2018	30,965.03	31,248.26	65,768,568	132,855,281	2,828,948	4,178,788
I Quarter	31,834.31	32,513.71	9,973	29,389,950	317	949,616
II Quarter	32,367.11	32,466.60	2,813,325	61,522,572	88,374	1,986,112
III Quarter	30,124.20	30,409.01	202,545	18,362,455	6,091	558,706
IV Quarter	29,395.73	29,463.99	62,742,725	23,580,304	2,734,166	684,354

Source: Bloomberg, Composite Exchange

Information on SQM’s shares on the New York Stock Exchange:

	Average Price (US$/ADS)	Number of Shares Traded	Amount Traded (Millions of US$)
	SQM-B	SQM-B	SQM-B
2018	48.77	266,799,851	13,247
I Quarter	53.69	94,278,150	5,058
II Quarter	52.32	64,595,893	3,411
III Quarter	46.08	56,874,848	2,598
IV Quarter	43.08	51,050,960	2,180

Source: Bloomberg, Composite Exchange

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) a) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE BOARD OF DIRECTORS as of December 31, 2018

i) NUMBER OF PERSONS BY GENDER

Number of female directors	0
Number of male directors:	6

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean directors:	4
Number of foreign directors:	2

iii) NUMBER OF PERSONS BY AGE

Number of directors whose age is:

Under 30 years:	0
30 to 40 years:	1
41 to 50 years:	1
51 to 60 years:	1
61 to 70 years:	3
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of directors who, as of December 31, 2018, have held the position of director of SQM for:

Less than 3 years:	5
Between 3 and 6 years:	1
More than 6 and less than 9 years:	0
Between 9 and 12 years:	0
More than 12 years:	0

5) B) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN EXECUTIVE MANAGEMENT as of december 31, 2018

i) NUMBER OF PERSONS BY GENDER

Number of female executive officers:	0
Number of male executive officers:	11

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean executive officers:	10
Number of foreign executive officers:	1

iii) NUMBER OF PERSONS BY AGE

Number of executive officers whose age is:

Under 30 years:	0
30 to 40 years:	4
41 to 50 years:	3
51 to 60 years:	2
61 to 70 years:	2
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of executive officers who, as of December 31, 2018, have worked at SQM for:

Less than 3 years:	2
Between 3 and 6 years:	1
More than 6 and less than 9 years:	0
Between 9 and 12 years:	3
More than 12 years:	5

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) C) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE ORGANIZATION at DECEMBER 31, 2018

i) NUMBER OF PERSONS BY GENDER

Total number of female employees:	831
Total number of male employees:	4,459

ii) NUMBER OF PERSONS BY NATIONALITY

Total number of Chilean employees:	4,862
Total number of foreign employees:	428

iii) NUMBER OF PERSONS BY AGE

Total number of employees whose age is:

Under 30 years:	864
30 to 40 years:	2,041
41 to 50 years:	1,382
51 to 60 years:	791
61 to 70 years:	206
Over 70 years:	6

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Total number of employees who, as of December 31, 2018, have worked at SQM for:

Less than 3 years:	1,698
Between 3 and 6 years:	1,740
More than 6 and less than 9 years:	657
Between 9 and 12 years:	437
More than 12 years:	758

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) D) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: SALARY GAP BY GENDER

Proportion of the average gross base salary represented by female employees compared to male employees, disclosed according to the type of position:

Position Type	Hay Methodology Group Level (1)		Female Employees (%)
Chief Executive Officer	26	(3)
Vice President	21	(3)
	22	(3)
	23	(3)
Operations Manager	19	(3)
	20	(3)
	21	(3)
Sales Manager	20	(3)
Manager	18		84%
	19		124%
	20		84%
Deputy Manager	15	(3)
	16		103%
	17		80%
	18		90%
	19	(3)
Head of Department	15		112%
	16		97%
	17	(3)
Manager	13		96%
	14		107%
	15		103%
	16		101%
Senior professional	14		91%
	15		72%
	16		76%
Professional	12	(2)
	13		93%
	14		95%
	15		114%
Supervisor	13		82%
Sales representative	13		59%
Technical operator	12		112%
	13		104%
Administrator	12		109%
	13	(2)
Operator	11		91%
	12		88%
	13		100%

(1)	The Hay Methodology is a system that is used at companies around the world in order to evaluate positions in such a way that they can be compared among companies of different sizes and industries. Group levels are determined on the basis of multiple variables, including company size and the level of responsibility assigned to the position (defined primarily as a function of knowledge, autonomy and responsibility for results).
(2)	All employees at this position/group level are women.
(3)	All employees at this position/group level are men.

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6) MANAGEMENT AND PERSONNEL

6) MANAGEMENT AND PERSONNEL

6) a) MANAGEMENT AND PERSONNEL: ORGANIZATIONAL CHART

Organizational Chart

(1)	On January 7, 2019, Patricio de Solminihac´s resignation became effective. On January 8, 2019, Ricardo Ramos became CEO of SQM S.A.
(2)	On October 30, 2018, Pablo Altimiras became Vice President of Lithium and Iodine Business of SQM S.A.
(3)	On October 30. 2018, Frank Biot became Vice President of Nitrates and Potassium Business of SQM S.A.
(4)	On October 30, 2018, Gerardo Illanes became Vice President of Corporate Finance and CFO of SQM S.A.
(5)	On March 22, 2019, Juan Carlos Barrera left the Company, on the same day, Carlos Díaz became Vice President of Operations Potassium – Lithium.
(6)	On March 22, 2019, Jose Miguel Berguño became Vice President of Operations Nitrates – Iodine.
(7)	On March 31, 2019, Andrés Yaksic´s resignation became effective. On April 1, 2019, Francisco Sanchez V. became Risk and Compliance Officer.

6) b) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE BOARD OF DIRECTORS

i) GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

SQM’s Board of Directors comprises 8 members, none of which are alternate directors. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. The last election of the Board of Directors took place at the ordinary shareholders’ meeting held on April 27, 2018. On January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented to the Board of Directors their resignations from the position as directors of SQM. On the same day, Darryl Stann was appointed as Company´s director, replacing Joanne L. Boyes. On February 19, 2018, Mr. Mark F. Fracchia was appointed as SQM´s director replacing Mr. Kirkpatrick. At the Annual Ordinary Shareholders' Meeting on April 27, 2018, the Board of Directors was elected. In addition to the current directors, Mark Fracchia and Darryl Stann were elected, who resigned from their positions on December 5, 2018. As a result of the resignation of Messrs. Stann and Fracchia, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders' Meeting on April 25, 2019.

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6) MANAGEMENT AND PERSONNEL

ii) IDENTIFICATION OF THE BOARD MEMBERS

Directors as of December 31, 2018:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection
Alberto Salas Muñoz	Chairman	Civil Engineer	6.616.233-0	Apr. 2018	Apr. 2018
Patricio Contesse Fica	Vice Chairman	Lawyer	15.315.085-0	Apr. 2018	N/A
Hernán Büchi Buc	Director	Civil Engineer	5.718.666-6	Apr. 2017	Apr. 2018
Laurence Golborne Riveros	Director	Industrial Civil Engineer	8.170.562-3	Apr. 2018	Apr. 2018
Gonzalo Guerrero Yamamoto	Director	Lawyer	10.581.580-8	Apr. 2016	Apr. 2017
Arnfinn F. Prugger	Director	Geoscientist	48.187.981-7	Apr. 2015	Apr. 2018

Directors not on the Board as of December 31, 2018 but who were on the Board within the last two years:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection	Date Left Board
Joanne L. Boyes	Director	Chartered Professional Accountant	48.188.014-9	Apr. 2015	Apr. 2017	Jan. 2018
Mark F. Fracchia	Director	Chemical Engineer	N/A	Feb.2018	Apr. 2018	Dec.2018
Gerardo Jofré Miranda	Vice Chairman	Business Administrator	5.672.444-3	Apr. 2017	N/A	Apr. 2018
Robert A. Kirkpatrick	Director	Lawyer	48.187.982-5	Apr. 2015	Apr. 2017	Jan. 2018
Hans Dieter Linneberg Arancibia	Director	Economist	8.321.556-9	Apr. 2015	Apr. 2016	Apr. 2017
Fernando Massu Tare	Director	Business Administrator	6.783.826-2	Apr. 2017	N/A	Apr. 2018
Eugenio Ponce Lerou	Chairman	Mechanical Engineer	5.370.715-7	Apr. 2016	Apr. 2017	Apr. 2018
Julio Rebolledo Díaz	Director	Academic and consultant	12.587.799-0	Apr. 2016	N/A	Apr. 2017
Darryl Stann	Director	Chartered Professional Accountant	N/A	Jan. 2018	Apr. 2018	Dec. 2018
Edward J. Waitzer	Vice Chairman	Lawyer	21.376.788-7	Apr. 2015	Apr. 2016	Apr. 2017

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6) MANAGEMENT AND PERSONNEL

iii) REMUNERATIONS OF THE DIRECTORS

Summary of remunerations paid to members of the Board of Directors between January and December 2018 (in Ch$):

	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee		SQMC S.A. Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Total	Fixed	Total
Alberto Salas Muñoz	76,419,796		21,588,591				98,008,387		98,008,387
Patricio Contesse Fica	66,867,323					9,552,476	76,419,799		76,419,799
Joanne L. Boyes	10,724,616	116,115,257	4,021,732	38,705,088			169,566,693		169,566,693
Hernán Büchi Buc	93,770,985	154,820,339	21,588,590		16,278,392	6,725,916	293,184,222		293,184,222
Mark Fracchia	83,046,367	38,705,088			9,552,476		131,303,931		131,303,931
Laurence Golborne Riveros	66,867,323		21,588,591				88,455,914		88,455,914
Gonzalo Guerrero Yamamoto	88,411,355	154,820,206				14,938,485	258,170,046		258,170,046
Gerardo Jofré Miranda	26,903,660	154,820,206	10,088,874	51,606,534	6,725,916		250,145,190		250,145,190
Robert A. Kirkpatrick	10,724,616	116,115,257			2,681,154		129,521,027		129,521,027
Fernando Massu Taré	21,518,920	154,820,206	8,069,596	51,606,534			236,015,256		236,015,256
Luis Eugenio Ponce Lerou	43,088,064	387,051,117					430,139,181	9,790,063	439,929,244
Arnfinn F. Prugger	93,770,983	154,820,338				16,278,392	264,869,713		264,869,713
Darryl Stann	83,046,367	38,705,088	6,067,142	12,901,694	13,597,238		154,317,529		154,317,529
TOTAL	765,160,375	1,470,793,102	93,013,116	154,819,850	48,835,176	47,495,269	2,580,116,888	9,790,063	2,589,906,951

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6) MANAGEMENT AND PERSONNEL

Summary of remunerations paid to members of the Board of Directors between January and December 2017 (in Ch$):

	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee		SQMC S.A. Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Total	Fixed	Total
Luis Eugenio Ponce Lerou	117,050,478	249,564,682					366,615,160	9,571,861	376,187,021
Hans Dieter Linneberg A.	21,148,732	110,917,489	7,930,776	36,972,496	5,287,185		182,256,678		182,256,678
Gonzalo Guerrero Yamamoto	63,812,422	110,917,489				15,953,107	190,683,018		190,683,018
Julio Cesar Rebolledo Diaz	26,418,328	110,917,488	9,906,874	36,972,496			184,215,186		184,215,186
Edward J. Waitzer	26,418,328	110,917,488	9,906,874	36,972,569	6,604,583		190,819,842		190,819,842
Robert A. Kikpatrick	95,162,822	110,917,701			23,790,710		229,871,233		229,871,233
Arnfinn F. Prugger	95,162,822	110,917,701				23,790,710	229,871,233		229,871,233
Joanne L. Boyes	95,162,822	110,917,701	13,989,025			14,464,693	234,534,241		234,534,241
Hernan Büchi Buc	37,304,063				9,326,017	9,326,017	55,956,097		55,956,097
Gerardo Jofré Miranda	37,304,064		13,989,025		9,326,017		60,619,106		60,619,106
Fernando Massu Taré	37,304,062		13,989,025				51,293,087		51,293,087
TOTAL	652,248,943	1,025,987,739	69,711,599	110,917,561	54,334,511	63,534,526	1,976,734,879	9,571,861	1,986,306,740

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iv) ADVISORY SERVICES CONTRACTED BY THE BOARD OF DIRECTORS

During 2018, the Board of Directors contracted the following advisory services:

Entity	Type of Service	Amount (US$)
PriceWaterhouseCoopers	Financial statement audit	US$1.40 million
Others	Legal	US$0.18 million
TOTAL		US$1.58 million

v) BOARD OF DIRECTORS TRAINING

During 2018, the Board of Directors received training in the following areas:

(1)	Orientation for new Board members
(2)	Digitalization
(3)	Foreign Corrupt Practices Act
(4)	Environmental legislation
(5)	Water rights legislation
(6)	Mining and exploration rights (Caliche)

6) c) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE DIRECTORS’ COMMITTEE

i) DIRECTORS’ COMMITTEE FORMED IN ACCORDANCE WITH ARTICLE 50 PART TWO OF LAW NO, 18,046

As of December 31, 2018, the Company had a Directors’ Committee to carry out the functions established under Article 50, part two, of Law No, 18,046.

ii) IDENTIFICATION OF MEMBERS OF THE DIRECTORS’ COMMITTEE

As of December 31, 2018, the Company’s Directors’ Committee was comprised of three Directors: Mr. Hernan Büchi B., Mr. Laurence Golborne R. and Mr. Alberto Salas M. Under the regulations in force as of December 31, 2018, Messrs. Golbourne and Salas held and continue to hold the position of Independent Director. Mr. Büchi held and continues to hold the position of Chairman of the Directors’ Committee.

The members of this Directors’ Committee were elected on April 27, 2018. On that date, three elected directors became new members of the Directors´ Committee, replacing Gerardo Jofré M., Fernando Massu T. and Darryl Stann. The Directors’ Committee had previously remained unchanged since January 24, 2018.

iii) REMUNERATIONS OF THE DIRECTORS’ COMMITTEE

On April 27, 2018, it was agreed at the SQM Ordinary Shareholders’ Meeting that each Director sitting on the Directors’ Committee would receive monthly remunerations of 113 UF, and annual remunerations equivalent to 0,02% of the Company’s liquid net earnings for the 2018 financial year. This compensation package is fixed regardless of the number of sessions held by the Committee during the period, and separate to the remunerations received by the members in their capacity as members of the Company’s Board of Directors.

For further information about remunerations paid to the members of the Directors’ Committee during 2018 and 2017, see section 5) B) iii) Remunerations of the Directors.

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iv) ACTIVITIES OF THE DIRECTORS’ COMMITTEE

During 2018, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2018.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2018 business year and the Report issued thereon by the External Auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2018 business year.

(b)	Examined the information regarding the transactions with related parties.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(b)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No, 18,046.

On April 27, 2018, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the annual remuneration of the members of the Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting.

Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three Directors, of which at least one member should preferably be independent from the controller (i.e., any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

v) ADVISORY SERVICES CONTRACTED BY THE DIRECTORS’ COMMITTEE

During 2018, the Committee incurred expenses of approximately US$680,000 related to the advisory services of Internal Audit and SOX Audit.

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6) d) MANAGEMENT AND PERSONNEL: MAIN EXECUTIVES

i) IDENTIFICATION OF EXECUTIVE OFFICERS

As of December 31, 2018, the following executives served on the Company’s executive management team:

Name	Position	Profession	Chilean Taxpayer ID	In Position Since	Years of Service at SQM(1)
Patricio de Solminihac T.(2)	Chief Executive Officer	Industrial Civil Engineer	6.263.302-6	Mar. 2015	31 years
Ricardo Ramos R.(2)	Deputy Chief Executive Officer	Industrial Civil Engineer	8.037.690-1	Oct. 2018	30 years
Gerardo Illanes G.	Vice President of Corporate Finance and Chief Financial Officer	Industrial Civil Engineer	13.904.120-8	Oct. 2018	13 years
Gonzalo Aguirre T.	General Counsel	Lawyer	13.441.419-7	Sep. 2016	3 years
Pablo Altimiras C.	Vice President of Lithium and Iodine Business	Industrial Civil Engineer	13.657.862-6	Oct. 2018	13 years
Juan Carlos Barrera P.(3)	Vice President of Operations, Potassium and Lithium	Industrial Civil Engineer	10.528.182-K	Jan. 2007	28 years
Jose Miguel Berguño C. (4)	Vice President of Human Resources and Performance	Industrial Civil Engineer	10.903.992-6	May.2016	7 years
Frank Biot	Vice President of Nitrates and Potassium Business	Economist	N/A	Oct. 2016	34 years
Carlos Díaz O.(3)	Vice President of Operations, Nitrates and Iodine	Industrial Civil Engineer	10.476.287-5	Oct. 2012	23 years
Raúl Puerto M.	Internal Audit Manager	Industrial Engineer	14.757.436-K	Jan. 2016	3 years
Andrés Yaksic B. (5)	Risk Management and Compliance Officer	Industrial Civil Engineer	15.313.670-K	Oct. 2015	11 years

(1) Years of service at SQM includes SQM S.A. and its subsidiaries.

(2) On January 7, 2019, Patricio de Solminihac´s resignation became effective. On January 8, 2019, Ricardo Ramos became CEO of SQM S.A.

(3) On March 22, 2019, Juan Carlos Barrera left the Company, on the same day, Carlos Díaz became Vice President of Operations Potassium – Lithium.

(4) On March 22, 2019, Jose Miguel Berguño became Vice President of Operations Nitrates – Iodine.

(5) On March 31, 2019, Andrés Yaksic´s resignation became effective. On April 1, 2019, Francisco Sanchez V. became Risk and Compliance Officer.

ii) REMUNERATIONS OF MAIN EXECUTIVES

Remunerations for the main executives for 2018 and 2017 were as follows:

Year	Number of Executives (1)	Fixed Salary (Millions of Ch$)	Variable Salary (Millions of Ch$)	Total Salary (Millions of Ch$)
2018	123	13,635	5,431	19,066
2017	115	11,798	5,026	16,824

(1) Considers the average number of executives during the period.

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iii) COMPENSATION PLANS

Executive incentive plans: the organization’s goal is to create value for its interest groups, and to this end SQM S.A. has developed a variable incentives system that recognizes people’s commitment to the organization and its operating results.

Directors: the only remunerations assigned to the Board of Directors are disclosed in section 5) B) iii) Remunerations of the Directors. The Company has not implemented any incentive plans for its Directors.

SQM Executive Officers: the Company provides executives with an annual and a long-term bonus plan. Their incentives are based on target achievement, individual contribution to the Company’s operating results, and the Company’s performance. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

6) e) MANAGEMENT AND PERSONNEL: NUMBER OF EMPLOYEES

As of December 31, 2018, SQM and its subsidiaries had 5,290 employees, detailed as follows:

Employee Type	Parent	Subsidiaries	Total
Executives	33	89	122
Professionals	115	1,078	1,193
Technicians and operators	260	3,287	3,547
Foreigners	11	417	428
Total	419	4,871	5,290

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6) MANAGEMENT AND PERSONNEL

6) f) MANAGEMENT AND PERSONNEL: SHARE OWNERSHIP OF EXECUTIVE OFFICERS AND BOARD MEMBERS

We have been informed that the following Directors own shares of SQM as of December 31, 2018:

Name	Position	Percentage of Shares in SQM
Alberto Salas Muñoz	Chairman	0%
Patricio Contesse Fica	Vice Chairman	0%
Hernán Büchi Buc	Director	0%
Laurence Golborne Riveros	Director	0%
Gonzalo Guerrero Yamamoto	Director	<1%
Arnfinn F. Prugger	Director	0%

We have been informed that the following executive officers own shares of SQM as of December 31, 2018:

Name	Position	Percentage of Shares in SQM
Patricio de Solminihac T.(1)	Chief Executive Officer	0%
Ricardo Ramos R. (1)	Deputy Chief Executive Officer	0%
Gerardo Illanes G.	Vice President of Corporate Finance and Chief Financial Officer	<1%
Gonzalo Aguirre T.	General Counsel	0%
Pablo Altimiras C.	Vice President of Lithium and Iodine Business	0%
Juan Carlos Barrera P.(2)	Vice President of Operations, Potassium and Lithium	<1%
Jose Miguel Berguño C. (3)	Vice President of Human Resources and Performance	<1%
Frank Biot	Vice President of Nitrates and Potassium Business	0%
Carlos Díaz O. (2)	Vice President of Operations, Nitrates and Iodine	0%
Raúl Puerto M.	Internal Audit Manager	0%
Andrés Yaksic B. (4)	Risk Management and Compliance Officer	0%

(1) On January 7, 2019, Patricio de Solminihac´s resignation became effective. On January 8, 2019, Ricardo Ramos became CEO of SQM S.A.

(2) On March 22, 2019, Juan Carlos Barrera left the Company, on the same day, Carlos Díaz became Vice President of Operations Potassium – Lithium.

(3) On March 22, 2019, Jose Miguel Berguño became Vice President of Operations Nitrates – Iodine.

(4) On March 31, 2019, Andrés Yaksic´s resignation became effective. On April 1, 2019, Francisco Sanchez V. became Risk and Compliance Officer.

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) a) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES: SUBSIDIARIES AND ASSOCIATES

Subsidiaries in Chile

AGRORAMA S.A.:
Type of company:	Corporation
Capital:	US$143,900
Ownership:	99.999% SQMC S.A.
0.001% minority interest
Investment as % of SQM S.A.’s individual assets:	0.12524%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Daniel Pizarro Rosas
Rodrigo Millán Riffo
Enrique Olivares Carlini
CEO:	Carlos Arredondo Belmar
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4280, office 1106, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 3883
Fax:	(56) 2 2425 2068

AJAY-SQM CHILE S.A.:
Type of company:	Corporation
Capital:	US$5,313,794
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s individual assets:	0.26684%
Corporate purpose:	Iodine derivatives production, sales and marketing
Board of Directors:	Carlos Díaz O.*
Felipe Smith de A.
Alec Poitevint
Matt Webb
CEO:	Marco Orellana L.
Relationship with parent company:	Production and distirbution
Contracts with parent company:	Commercial agreement
Address:	Avda Pdte. Eduardo Frei N° 4900, Renca, Santiago, Chile
Telephone:	(56) 2 2443 7110
Fax:	(56) 2 2443 7114

ALMACENES Y DEPOSITOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,117,894
Ownership:	99% SQM Potasio S.A.
1% SQM S.A.

* Director, CEO o Executive Office of SQM S.A.

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s individual assets:	0.00829%
Corporate purpose:	General deposit activities
Board of Directors:	None
CEO:	Patricio de Solminihac T.*
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

COMERCIAL AGRORAMA LTDA
Type of company:	Limited liability corporation
Capital:	US$1,151,200
Ownership:	70% SQMC S.A.
30% Non-related parties
Investment as % of SQM S.A.’s individual assets:	0.06276%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Daniel Pizarro R.
Rodrigo Millán R.
Enrique Olivares C.
Tullio Callegari P.
Alejandro Bitrán M.
CEO:	Carlos Arredondo B.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, office 1106, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

COMERCIAL HYDRO S.A.:
Type of company:	Corporation
Capital:	US$4,818,186
Ownership:	99.9999% SQMC S.A.
0.0001% Agrorama S.A.
Investment as % of SQM S.A.’s individual assets:	0.07990%
Corporate purpose:	Import and marketing of fertilizers
Board of Directors:	Carlos Ríos M.
Roberto Campusano B.
Daniel Pizarro R.
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

EXPLORACIONES MINERAS S.A.:
Type of company:	Corporation
Capital:	US$30,100,000
Ownership:	0.269103% SQM S.A.
99.730897% SQM Potasio S.A.

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Investment as % of SQM S.A.’s
individual assets:	0.91324%
Corporate purpose:	Operation of other mines and quarries
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jimenez S.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2434

INSTITUCION DE SALUD PREVISIONAL NORTE GRANDE LTDA.:
Type of company:	Limited liability corporation
Capital:	US$71,950
Ownership:	99% SQM Industrial S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s individual assets:	0.03497%
Corporate purpose:	Administration of health matters for SQM S.A.
Board of Directors:	Not applicable
CEO:	Humberto Riquelme
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	Aníbal Pinto N° 3228, Antofagasta, Chile
Telephone:	(56) 5 5241 2621
Fax:	(56) 5 5241 2632

ORCOMA ESTUDIOS SPA:
Type of company:	Joint stock company
Capital:	US$4,631,507
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s individual assets:	0.06429%
Corporate purpose:	Exploration, measurement, prospection and research of mineral deposits for extraction, production and mineral processing
Legal representative:	Pablo Altimiras C.*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

ORCOMA SPA:
Type of company:	Joint stock company
Capital:	US$2,357,731
Ownership:	100% SQM S.A.
Investment as % of SQM S.A.’s individual assets:	0.06315%

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Corporate purpose:	Exploration, measurement, prospection, research, development and operation of mineral deposits for extraction, production and processing
Legal representative:	Ricardo Ramos R.*
José Miguel Berguño C.*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

PROINSA LTDA.:
Type of company:	Limited liability corporation
Capital:	US$59,081
Ownership:	99.9% SQMC S.A.
0.1% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.00085%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.:

Type of company:	Corporation
Capital:	US$9,873,573
Ownership:	99.99966% SQM Industrial S.A.
0.00034% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	2.67395%
Corporate purpose:	Transport and storage of merchandise
Board of Directors:	Juan Carlos Barrera P.*
Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Carlos Diaz O. *
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Arturo Prat N° 1060, Tocopilla, Chile
Telephone:	(56) 5 5241 4452
Fax:	(56) 5 5241 4488

SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.:

Type of company:	Corporation
Capital:	US$71,950
Ownership:	99% SQM Industrial S.A.
1% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.02248%

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Corporate purpose:	Provision of health-related services
Board of Directors:	Miguel Diaz Peñaloza
Mauricio Guerra Oliveros
David Zapata F.
CEO:	David Zapata F.
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

SOQUIMICH COMERCIAL S.A.:

Type of company:	Open stock corporation
Capital:	US$61,745,898
Ownership:	60.6383212% SQM Industrial S.A.
0.0000004% SQM S.A.
39.3616784% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	2.47830%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	Bogdan Borkowski S.
Carlos Diaz O.*
Alfredo Doberti D.
Francisco Javier Fontaine S.
Gerardo Illanes G. *
Christian Lüders M.
Eugenio Ponce L.
CEO:	Daniel Pizarro R.
Relationship with parent company:	Distribution
Contracts with parent company:	Supply
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SQM INDUSTRIAL S.A.:

Type of company:	Corporation
Capital:	US$715,066,287
Ownership:	99.047043% SQM S.A.
0.952957% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	43.00308%
Corporate purpose:	Operation of extraction plants, holdings and transfer of mineral substances and raw materials
CEO:	Patricio de Solminihac T.*
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos*
Carlos Diaz O.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

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SQM MAG SPA:

Type of company:	Joint stock company
Capital:	US$10,000
Ownership:	100% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.02997%
Corporate purpose:	Mining exploration and exploitation
Board of Directors:	None
CEO:	Juan Pablo Bellolio R.
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Los Militares 4290, 1st floor, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2467

SQM NITRATOS S.A.:

Type of company:	Corporation
Capital:	US$30,349,981
Ownership:	99.99999782% SQM S.A.
0.00000218% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	10.65326%
Corporate purpose:	Production and sale of fertilizers
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jiménez S.*
Carlos Diaz O.*
Juan Carlos Barrera P.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM POTASIO S.A.:

Type of company:	Corporation
Capital:	US$257,010,492
Ownership:	99.999999% SQM S.A.
0.000001% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	26.03777%
Corporate purpose:	Extraction of minerals for fertilizer and chemical production
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Carlos Diaz O.*
Daniel Jiménez S.*
Juan Carlos Barrera P.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

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SQM SALAR S.A.:

Type of company:	Corporation
Capital:	US$38,000,000
Ownership:	81.82% SQM Potasio S.A.
18.18% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	40.67704%
Corporate purpose:	Exploitation and marketing of potassium, lithium and other products
Board of Directors:	Patricio de Solminihac T.*
Daniel Jiménez S.
Alberto Salas M.*
Laurence Golbourne R.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SOQUIMICH COMERCIAL INTERNACIONAL LTDA.:

Type of company:	Limited liability corporation
Capital:	US$834,712
Ownership:	99.7423% SQMC S.A.
0.2577% Proinsa Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.00312%
Corporate purpose:	Marketing, import and export of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

International Subsidiaries

ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.:

Type of company:	Variable capital corporation
Capital:	US$6,612
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.00552%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Patricio de Solminihac T.*
Domingo Aguirre F.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

COMERCIAL CAIMÁN INTERNACIONAL S.A.:

Type of company:	Corporation
Capital:	US$1,000
Ownership:	100% SQM Investment Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	0.00697%
Corporate purpose:	Marketing, importing and exporting
Board of Directors:	Christian Lüders M.
Andrés Yaksic B.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Edificio Plaza Bancomer, Calle 50, Panama, Republic of Panama
Telephone:	(52 33) 35101100
Fax:	(52 33) 35101100

NITRATOS NATURAIS DO CHILE SERVICIOS LTDA.:

Type of company:	Limited liability corporation
Capital:	US$774,294
Ownership:	29.18% SQM Industrial S.A.
70.82% SQM Brasil Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.00444%
Corporate purpose:	Marketing advisory services, representation of other foreign and local companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

NORTH AMERICAN TRADING COMPANY:

Type of company:	Corporation
Capital:	US$338,124
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.00807%
Corporate purpose:	Investment company

103

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Board of Directors:	Ricardo Ramos R.*
Daniel Jiménez S.*
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

ROYAL SEED TRADING A.V.V.:

Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	1.67% SQM S.A.
98.33% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.00231%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V.
CEO:	IMC International Management & Trust Company N.V.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Caya Ernesto Ojeda O. Petronia 17, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

RS AGRO CHEMICAL TRADING CORP. A.V.V.:

Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	98.3333% SQM S.A.
1.6667% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0,13791%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V.
CEO:	IMC International Management & Trust Company N.V.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Caya Ernesto Ojeda O. Petronia 17, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

SACAL S.A.:

Type of company:	Corporation
Capital:	US$2,649
Ownership:	95% SQM Potasio S.A.
5% SQM Idustrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0,00007%
Corporate purpose:	Mining
Board of Directors:	Fernando Gabriel Gonzalez Torres
Mario Leonardo Turzi

104

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Legal representative:	Fernando Gabriel Gonzalez Torres
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Leandro N. Alem 882, piso 13, Ciudad de Buenos Aires, Argentina
Telephone:	(54) 9 11 4310-0100
Fax:	(54) 9 11 4310-0200

SOQUIMICH EUROPEAN HOLDINGS B.V.:

Type of company:	Limited liability corporation
Capital:	US$15,815,547
Ownership:	100% SQM Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	4.53419%
Corporate purpose:	Investment company
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Luna Arena, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SOQUIMICH S.L.R. ARGENTINA:

Type of company:	Limited liability corporation
Capital:	US$1,656,500
Ownership:	99.99906% SQM Investment Corporation
0.00094% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.00232%
Corporate purpose:	Import, export, sales and marketing of fertilizers, sodium nitrate, iodine, iodine salts, sodium sulfate, potassium nitrate and all classes of agricultural and industrial inputs
Board of Directors:	None
CEO:	Dr. Carlos Mario Balter
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Legal address:	Cecilia Grierson 255 – Floor 6 - Ciudad Autónoma de Buenos Aires – C1107CPE.Bs.As
Tax address:	Espejo 65 – Oficina 6 – 5500 Mendoza, Argentina
Telephone:	(54 261) 429 9237
Fax:	(54 261) 429 9237

SQI CORPORATION N.V.:

Type of company:	Corporation
Capital:	US$62,000
Ownership:	99.98413% SQM Potasio S.A.
0.01587% SQM S.A.

105

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.00232%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4612544
Fax:	(59) (99) 4612647

SQM AFRICA:

Type of company:	Limited liability corporation
Capital:	US$70,699
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	1.64193%
Corporate purpose:	Marketing of specialty plant nutrients and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Emmanuel de Marez
Public Officer:	Ettienne Strydom
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Building 33 Waterford Office Park, Waterford Drive,
2055 Fourways, Johannesburg, South Africa
Telephone:	(27 11) 6580018
Fax:	(27 11) 6581101

SQM AUSTRALIA PTY LTD:

Type of company:	Limited liability corporation
Capital:	US$114,538,115
Ownership:	100% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	3.16871%
Corporate purpose:	Mining – Specifically lithium
Board of Directors:	Jay Leary
Pablo Altimiras*
Juan Carlos Barrera*
CEO:	Jay Leary
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Level 16 201 Elizabeth street, Sydney NSW 2000
Telephone:	(61 412) 558911
Fax:	(61 293) 479221

SQM (BEIJING) COMMERCIAL CO. LTDA.:

Type of company:	Limited liability corporation
Capital:	US$1,600,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0,33053%

106

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Corporate purpose:	Commission agent and marketing of chemical products
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
CEO:	Victor Larrondo G.
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agency agreement
Address:	Room 1502, CBD International Mansion No. 16 Yong An Dong Li, Jian Wai Ave Beijing, 100022, P.R. China,
Telephone:	(86 10) 6461 8950
Fax:	(86 10) 8454 0885

SQM BRASIL SERVICIOS LTDA.:

Type of company:	Limited liability corporation
Capital:	US$2,190,000
Ownership:	99.05% SQM Industrial
0.95% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.00288%
Corporate purpose:	Marketing advisory services, representation of other foreign and domestic companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

SQM COLOMBIA LTDA.:

Type of company:	Join stock company
Capital:	US$1,291,915
Ownership:	100% SQM Industrial
Investment as % of SQM S.A.’s
individual assets:	0,13032%
Corporate purpose:	Manufacturing, import, sales and export of fertilizers
Board of Directors:	Christian Luders M.
Matias Murillo G.
Patricio de Solminihac T.*
Gonzalo Aguirre T.*
Gerardo Illanes G.*
Frank Biot*
Sebastian Sanchez
Legal representative:	Christian Luders M.
Matias Murillo G.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calle 72 No. 10-07 oficina 401
Telephone:	(+57) 1 746 1000
Fax:	(+57) 1 746 1000

107

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM COMERCIAL DE MEXICO S.A. de C.V.:

Type of company:	Variable capital corporation
Capital:	US$22,044,533
Ownership:	99.94% SQM Industrial S.A.
0.05% SQM Potasio S.A.
0.0015% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	3.03910%
Corporate purpose:	Import, export and marketing of fertilizers
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

SQM CORPORATION N.V.:

Type of company:	Corporation
Capital:	US$12,939,718
Ownership:	99.9794% SQM Industrial S.A.
0.0204% SQI Corporation N.V.
0.0002% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	4.17774%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ECUADOR S.A.:

Type of company:	Corporation
Capital:	US$416,900
Ownership:	99.996% SQM Industrial S.A.
0.004% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.66006%
Corporate purpose:	Wholesale fertilizer sales
Board of Directors:	None
CEO:	Christian Luders M.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable

108

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Address:	Av. Constitución y Av. Juan Tanca Marengo, Edificio Executive Center, Piso 3 Oficina 304-305, Guayaquil, Ecuador
Telephone:	(593 4) 2158639
Fax:	(593 4) 2158639 ext 11

SQM EUROPE N.V.:

Type of company:	Corporation
Capital:	US$18,656,745
Ownership:	99.42% Soquimich European Holdings B.V.
0.58% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	11.08958%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and industrial products in Europe, Northern Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.
Gerardo Illanes G.*
CEO:	Frank Biot*
Relationship with parent company:	Support and Distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030, Antwerp, Belgium
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

SQM FRANCE S.A.

Type of company:	Corporation
Capital:	US$204,061
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.00940%
Corporate purpose:	Distribution
Board of Directors:
Legal representative:	Oliver Lecaplain
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Zac Des Pommiers, 27930 Fauville, France
Telephone:	None

SQM IBERIAN S.A.

Type of company:	Corporation
Capital:	US$133,127
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	1.89915%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and technical products in Spain
Board of Directors:	Frank Biot*
Erik Borghys
Gerardo Illanes G.*
Gerencia:	José Andrés Cayuela
Enrique Torras
Erik Lütken R.

109

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Provenza 251 Principal 1a CP 08008 Barcelona, Spain
Telephone:	(34 93) 4877806
Fax:	(34 93) 4872344

SQM INDONESIA S.A.:

Type of company:	Corporation
Capital:	US$31,775
Ownership:	80% Soquimich European Holding B.V.
20% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.00007%
Corporate purpose:	Import trading and distribution services
Board of Directors:	Frank Biot* (President)
Patrick Vanbeneden
Rudy Ismanto
CEO:	Not applicable
Relationship with parent company:	Not applicable
Contracts with parent company:	Not applicable
Address:	Perumahanbumi Dirgantara Permai, Jl. Suryadarma Blok Aw No. 15, Rt. 01/09, 17436 Jatisari Pondok Gede, Indonesia
Telephone:	(62 21) 86607760
Fax:	(62 21) 86607761

SQM INTERNATIONAL N.V.:

Type of company:	Corporation
Capital:	US$3,079,827
Ownership:	99.42% Soquimich European Holdings B.V.
0.52% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0,31128%
Corporate purpose:	Distribution and sales of specialty plant nutrients and industrial products in Europe, North Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Gerardo Illanes G.*
CEO:	Frank Biot*
Relationship with parent company:	Support and distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030, Antwerp, Bélgica
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

SQM INVESTMENT CORPORATION N.V.:

Type of company:	Corporation
Capital:	US$50,000
Ownership:	99.00% SQM Potasio S.A.
1.00% SQM S.A.

110

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	1.19217%
Corporate purpose:	Investment and marketing of moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ITALIA SRL:

Type of company:	Limited liability corporation
Capital:	US$291,695
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.03147%
Corporate purpose:	Distribution
Board of Directors:	None
CEO:	Silvio Maria Parri
Frank Biot*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Via A. Meucci, N°5, 50012 – Bagno A Ripoli –Firenze, Italy
Telephone:	+39 055 644 418
Fax:	None

SQM JAPAN CO. LTD.:

Type of company:	Limited liability corporation
Capital:	US$87,413
Ownership:	15.8147% SQM Potasio S.A.
84.0256% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	2.10457%
Corporate purpose:	Marketing of products in Asia/Oceania and marketing assistance
Board of Directors:	Patricio de Solminihac*
Daniel Jimenez S.
CEO:	Andrés Stocker
Relationship with parent company:	Distribution and marketing
Contracts with parent company:	Commercial agency agreement
Address:	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minatoku, Tokyo, Japan 107-0062
Telephone:	(81 3) 5778 3311
Fax:	(81 3) 5778 3312

SQM LITHIUM SPECIALTIES LIMITED PARTNERSHIP, L.L.P:

Type of company:	Limited liability partnership
Capital:	US$33,712,430
Ownership:	99% SQM Virginia LLC
1% North American Trading Co.
Investment as % of SQM S.A.’s
individual assets:	0,42152%

111

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Corporate purpose:	Production and marketing of lithium derivatives
Board of Directors:	None
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	1 (770) 916 9400
Fax:	1 (770) 916 9401

SQM NITRATOS MEXICO S.A. de C.V.:

Type of company:	Variable capital corporation
Capital:	US$5,636
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0,00260%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Domingo Aguirre F.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

SQM NORTH AMERICA CORPORATION:

Type of company:	Corporation
Capital:	US$79,576,550
Ownership:	51% SQM Industrial S.A.
40% SQM S.A.
9% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	3.47532%
Corporate purpose:	Marketing of nitrates, fertilizers, iodine and lithium in North America
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
Daniel Jiménez S. *
Gonzalo Aguirre T.*
President:	Pablo Hernandez
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable

112

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

SQM OCEANIA PTY LIMITED:

Type of company:	Limited liability corporation
Capital:	US$1
Ownership:	100% SQM Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.09580%
Corporate purpose:	Import, export and distribution of fertilizers and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Gerardo Illanes G.*
Carlos Díaz O.*
Geoffrey Walker
Stefan Debruyne
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Level 16 201 Elizabeth street, Sydney NSW 2000
Telephone:	(61 412) 558911
Fax:	(61 293) 479221

SQM PERÚ S.A.:

Type of company:	Corporation
Capital:	US$17,427
Ownership:	99.02% SQM Industrial S.A.
0.98% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.00437%
Corporate purpose:	Marketing of agricultural and industrial inputs
Board of Directors:	Enrique Olivares
Gonzalo Aguirre T.*
Andrés Yaksic B.*
CEO:	Andrés Yaksic B.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Avenida Camino Real Nº 390 of 801, San Isidro, Lima, Peru
Telephone:	(511) 6112121
Fax:	(511) 6112122

SQM (THAILAND) LIMITED:

Type of company:	Limited liability corporation
Capital:	US$3,364,341
Ownership:	99.996% SQM European Holdings NV
0.004% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.22227%
Corporate purpose:	Marketing of fertilizers and industrial chemicals

113

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Board of Directors:	Andrés Yaksic B.*
Patrick Vanbeneden
Tim Boeckx
Pattamakan Suparp
Legal representative:	Tim Boeckx
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Unit 2962, Level 29, No, 388, Exchange Tower, Sukhumvit Road, Klongtoey District, Bangkok, Thailand
Telephone:	(66) 2104 9136

SQM SHANGHAI CHEMICALS CORPORATION:

Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0,22669%
Corporate purpose:	Sales, import and export. Sales of chemical products.
Board of Directors:	Gonzalo Aguirre T.*
Gerardo Illanes G.*
Daniel Jimenez S.
President:	Daniel Jimenez S.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Huaihai Road 300, Room 33, floor 47, Huangpu District, Shanghai, China
Telephone:	(86) 21 5116 2843
Fax:	Not applicable

SQM VIRGINIA L.L.C.:

Type of company:	Limited liability corporation
Capital:	US$33,375,305
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.77989%
Corporate purpose:	Investment company
Board of Directors:	Daniel Jimenez S.
Gerardo Illanes G.*
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

SQMC HOLDING CORPORATION:

Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	99.9% SQM Potasio S.A.
0.1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.11847%
Corporate purpose:	Investment company

114

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Board of Directors:	Daniel Jimenez S.
Felipe Smith de A.
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

International Associates

ABU DHABI FERTILIZER INDUSTRIES CO. W.L.L. (U.A.E.):

Type of company:	Limited liability corporation
Capital:	US$1,443,047
Ownership:	37% SQM Corporation N.V.
63% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.28949%
Corporate purpose:	Production, distribution, sales and marketing of specialty plant nutrients
Board of Directors:	Emmanuel De Marez
Patrick Vanbeneden
Ahmed Almehairy
Khalid Almehairy
Abdullah Almehairy
CEO:	Patrick Vanbeneden
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	PO Box 71871, Abu Dhabi, United Arab Emirates
Telephone:	(971) 25511700
Fax:	(971) 25511702

ABU DHABI FERTILIZER INDUSTRIES CO. W.L.L. (OMAN):

Type of company:	Limited liability corporation
Capital:	US$387,228
Ownership:	70% Abu Dhabi Fertilizer Industries Co. W.L.L.
30% Otros no relacionados
Investment as % of SQM S.A.’s
individual assets:	0.07498%
Corporate purpose:	Distribution, sales and marketing of specialty plant nutrients
Board of Directors:	Patrick Vanbeneden (legal representative)
CEO:	Rajab Khalil
Relationship with parent company:	Distribution
Contracts with parent company:	None
Address:	P.O. Box 148, Postal Code 31, Al-Suwaiq
Sultanate of Oman
Telephone:	(968) 26860477
Fax:	(968) 26860577

AJAY EUROPE SARL:

Type of company:	Limited liability corporation
Capital:	US$3,975,721

115

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.20988%
Corporate purpose:	Production and distribution of iodine derivatives
Board of Directors:	Carlos Díaz O.*
Felipe Smith de A.
Alec Poitevint
Matt Webb
CEO:	Michel Pichon
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Z.I. du Grand Verger BP 227 53602, Evron Cedex, France
Telephone:	(33 24) 3013535
Fax:	(33 24) 3017618

AJAY NORTH AMERICA L.L.C.:

Type of company:	Limited liability corporation
Capital:	US$10,383,786
Ownership:	49% SQMC Holding Corporation
51% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.39998%
Corporate purpose:	Production, sales and marketing of iodine derivatives
Board of Directors:	Carlos Díaz O.*
Felipe Smith de A.
Alec Poitevint
Matt Webb
CEO:	Matt Webb
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	1400 Industry Road, Power Springs, GA 30129
Telephone:	1 (770) 943 6202
Fax:	1 (770) 439 0369

COVALENT LITHIUM PTY LTD:

Type of company:	Limited liability corporation
Capital:	US$7
Ownership:	50% SQM Australia Pty Ltd
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.00142%
Corporate purpose:	Administration, design, execution, construction and operation of projects
Board of Directors:	Martin Donohue
Pablo Altimiras C.*
CEO:	Mark Fones
Relationship with parent company:	Administration, design, execution, construction and operation of projects services
Contracts with parent company:	Not applicable
Address:	L18, 109 St Georges Tce Perth WA 6000, Australia
Telephone:	(61) 8 9230 5400
Fax:	None

116

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

DOKTOLAB:
Type of company:	Limited liability corporation
Capital:	US$133,124
Ownership:	100% Doktor Tarsa Tarim Sanayi A.S.
Investment as % of SQM S.A.’s
individual assets:	0.28869%
Corporate purpose:	Physical and chemical analysis of soil, plants and specialty plant nutrients
Board of Directors:	Ali Çetin Karakaya
Kamuran Pabuçcu
Elif Uluşahin
CEO:	Ali B. Özman
Relationship with parent company:	Laboratory analysis
Contracts with parent company:	None
Address:	Organize Sanayi Bolgesi, Ikinci Kisim, 22. Cadde No: 10, TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

DOKTOR TARSA TARIM SANAYI A.S.:

Type of company:	Corporation
Capital:	US$32,147,829
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.57738%
Corporate purpose:	Distribution, sales, marketing and production of specialty fertilizers
Board of Directors:	Frank Biot*
Ali B. Ozman
Esther Ozman
CEO:	Ali B. Ozman
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Organize Sanayi Bolgesi, Ikinci Kisim, 22. Cadde No: 10, TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

INTERNATIONAL TECHNICAL AND TRADING AGENCIES CO. W.L.L. (JORDAN):

Type of company:	Limited liability corporation
Capital:	US$141,000
Ownership:	50% Abu Dhabi Fertilizer Industries Co. W.L.L.
50% Otros no relacionados
Investment as % of SQM S.A.’s
individual assets:	0.05356%
Corporate purpose:	Distribution, sales and marketing of specialty fertilizers
Board of Directors:	Not applicable
CEO:	Not applicable
Relationship with parent company:	Not applicable
Contracts with parent company:	Not applicable
Address:	N/A

117

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Telephone:	(962) 796448244
Fax:	(962) 796448244

KORE POTASH PLC:

Type of company:	Limited liability corporation
Capital:	US$860,852
Ownership:	17.516% SQM S.A.
82.484% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.54755%
Corporate purpose:	Exploration of mineral resources and project development
Board of Directors:	David Hathorn
Timothy Keating
Leonard Math
José Antonio Merino M.
David Netherway
Bradley Sampson
Jonathan Trollip
CEO:	Bradley Sampson
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	25 Moorgate, London, United Kingdom EC2R 6AY
Telephone:	(44) 20 7131 4000
Fax:	None

PLANTACOTE NV:

Type of company:	Limited liability corporation
Capital:	US$3,005,898
Ownership:	100% Doktor Tarsa Tarim Sanayi A.S.
Investment as % of SQM S.A.’s
individual assets:	0.28869%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of Directors:	Ali B. Özman
Patrick Vanbeneden
Frank Biot*
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Houtdok-Noordkaai 25a – 2030 Antwerp - Belgium
Telephone:	(32) 3 203 97 17
Fax:	(32) 3 203 97 72

SQM MED TURKEY:

Type of company:	Corporation
Capital:	US$186,959
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0,00829%
Corporate purpose:	Production of specialty fertilizers
Board of Directors:	Patrick Vanbeneden
Ali B. Özman
Esther Ozman

118

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

CEO:	Ali B. Özman
Relationship with parent company:	Production
Contracts with parent company:	Commercial agreement
Address:	Antalya Serbest Bölgesi Liman Mahallesi, 1. Cadde 4. Sokak No:15, 07130 Konyaaltı/Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

119

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

OWNERSHIP STRUCTURE OF SQM S.A. AND ITS DIRECTLY AND INDIRECTLY HELD SUBSIDIARIES AND ASSOCIATES

SQM S.A.
60.6383212%
0.0000004%
18.18%
99.9999999%
0.1%
99.047043%
1.0%
1.67%
99.99999782%
98.3333%
0.1597%
1.0%
51.0%
100.0%
SOQUIMICH COMERCIAL S.A.
SQM SALAR S.A.
81.82%
100.0%
SQM POTASIO S.A.
SQMC HOLDING CORPORATION L.L.P.
SQM INDUSTRIAL S.A.
SQM INVESTMENT CORPORATION N.V.
ROYAL SEED TRADING A.V.V.
SQM NITRATOS S.A.
RS AGRO - CHEMICAL TRADING CORP A.V.V.
SQM JAPAN CO. LTD.
ALMACENES Y DEPOSITOS LTDA
ORCOMA ESTUDIOS SPA.
ORCOMA SPA
17.51%
SQM MAG SPA.
KORE POTASH PLC
84,0256%
99.0%
100.0%
PROINSA LTDA
0.2577%
SQM AUSTRALIA PTY
100.0%
COVALENT LITHIUM PTY
SQMC INTERNACIONAL LTDA
COMERCIAL HYDRO S.A.
AGRORAMA S.A.
COMERCIAL AGRORAMA LTDA
SERVICIOS DE SALUD CRUZ DEL NORTE S.A.
AJAY NORTH AMERICA
99.9%
49.0%
0.952957%
1.0%
99.0%
98.33%
0.00000218%
1.6667%
15.8147%
COMERCIAL CAIMÁN INTL S.A.
100.0%
99.99906%
SOQUIMICH S.R.L. ARGENTINA
95.0%
SACAL SA
5.0%
0.00094%
ISAPRE NORTE GRANDE Ltda.
SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.
SQM ECUADOR S.A.
SQM PERU S.A.
SQM COMERCIAL DE MEXICO S.A. DE C.V.
EXPLORACIONES MINERAS S.A.
0.00034%
0.004%
0.98%
0.05%
0.01%
0.269103%
99.730897%
99.0%
99.99966%
99.996%
99.02%
99.94%
0.001%
99.0%
0.0001%
99.9999%
99.9999%
99.7423%
99.9%
70.0%
40.0%
99.998%
51.0%
0.00001%
49.5%
0.5%
99.9794%
0.58%
0.01587%
99.98413%
51.0%
0.58%
0.58%
1.09%
98.91%
29.18%
SQM NITRATOS DE MEXICO S.A. DE C.V.
SQM NORTH AMERICA CORP
ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.
SQM VITAS PERÚ S.A.C.
SQM VITAS BRASIL
SQM VITAS FZCO.
SQM CORPORATION N.V.
SQI CORPORATION N.V.
AJAY-SQM CHILE S.A.
SQM EUROPE N.V.
SQM BRASIL LIMITADA
DOKTOLAB TARIM ARA.
NITRATOS NATURAIS DO CHILE LTDA
70.82%
PLANTACOTE NV
99.99%
0.0204%
ARPA SPECIALI S.R.L.
50.48%
ABU DHABI FERT (JORDAN)
100.0%
37.0%
ABU DHABI FERT INDUST INDUSTRIES
50.0%
99.42%
TERRA TARSA BV
50.0%
100.0%
DOKTOR TARSA TARIM SANAYI A.S.
SQM BEIJING COMMERCIAL CO. LTDA.
TERRA TARSA UKRAINE LLC
TERRA TARSA DON LLC
100.0%
SICHUAN SQM MIGAO CHEMICAL FERTILIZERS CO. LTD.
0.002%
0.002%
100.0%
SQM VIRGINIA L.L.C.
NORTH AMERICAN TRADING COMPANY
99.0%
1.0%
SQM COLOMBIA LTDA.
AJAY EUROPE SARL
PAVONI & C. SPA
SOQUIMICH EUROPEAN HOLDINGS B.V.
70.0%
ABU DHABI FERT (OMAN)
SQM INTERNATIONAL N.V.
99.42%
9.0%
50.0%
50.0%
50.0%
SQM Star Qingdao Crop Nutrition Co., Ltd
50.0%
80.0%
100.0%
100.0%
50.0%
99.996%
50.0%
100.0%
50.0%
100.0%
100.0%
SQM LITHIUM SPECIALTIES L.L.P.
SQM INDONESIA S.A.
SQM FRANCE S.A.
SQM IBERIAN S.A.
COROMANDEL SQM
SQM THAILAND LIMITED
SQM Med Turkey
SQM AFRICA Pty. Ltd.
SQM VITAS B.V.
SQM ITALIA SRL
SQM OCEANIA PTY LIMITED
SQM (SHANGHAI) CHEM. CO.
100.0%

120

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) b) INFORMATION ABOUT OTHER INVESTEES

Joint Ventures or Joint Control

ARPA SPECIALI S.R.L.:

Type of company:	Limited liability corporation
Capital:	US$24.022
Ownership:	50.48% Pavoni & C. SPA
49.52% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.00326%
Corporate purpose:	Distribution, sales and marketing of specialty fertilizers
Board of directors:	Sara Pavoni
Riccardo Carbone
Giulio Guastalla
Giulio Guastalla
CEO:	Giulio Guastalla
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agreement
Address:	Via Cremona 27 Int.5 46100 Mantova (MN)
Telephone:	(39) 0376 262483
Fax:	(39) 0376 1994113

COROMANDEL (SQM INDIA) P LTD.:

Type of company:	Limited liability corporation
Capital:	US$1,566,490
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.04626%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Emmanuel De Marez
Narayanan Vellaya
Sameer Goel
CEO:	Mahadev Suvarna
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Coromandel House 1-2-10, Sardar Patel Road, Secunderabad-500 003, Andhra Pradesh, India
Telephone:	91-40-27842034

QINGDAO SQM-STAR CROP NUTRITION CO. LTD.:

Type of company:	Limited liability corporation
Capital:	US$2,000,000
Ownership:	50% SQM Industrial S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.08475%
Corporate purpose:	Production, sales and marketing of soluble fertilizers
Board of directors:	Li Xiang
Alfredo Doberti
Wan Taibin
Frank Biot*

121

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

CEO:	Li Xiang
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	No. 36, Road 7 Longquan River, Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province, China
Telephone:	(86) 532 809 65 366

SICHUAN SQM-MIGAO CHEMICAL FERTILIZER CO. LTD.:

Type of company:	Limited liability corporation
Capital:	US$28,000,000
Ownership:	50% SQM Industrial S.A.
50% Migao Corporation
Investment as % of SQM S.A.’s
individual assets:	0.05329%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of directors:	Alfredo Doberti
Frank Biot*
Liu Yaqin
Sun Pingfu
CEO:	Sun Pingfu
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Huangjin Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province, China
Telephone:	(86) 532 809 65 366

PAVONI & C. SPA.:

Type of company:	Limited liability corporation
Capital:	US$7,140,808
Ownership:	50% Soquimich European Holdings B.V.
50% Otros no relacionados
Investment as % of SQM S.A.’s
individual assets:	0.18856%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Frank Biot*
Giuseppe Casubolo
Aldo Bonaccorsi
Giulio Guastalla
Sara Pavoni
CEO:	Sara Pavoni
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Corso Italia, 172, 95129 Catania (Ct)
Telephone:	(39) 095 7931440
Fax:	(39) 095 654512

SQM VITAS BRASIL:

Type of company:	Limited liability corporation
Capital:	US$4,300,597
Ownership:	99.99% SQM Vitas FZCO
0.01% Non-related parties

122

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.33187%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Leandro Ries
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Via Candeias, Km, 01, Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia – Brazil CEP 43,805 – 190, Caixa Postal 138
Telephone:	(55) 71 3602 3056
Fax:	None

SQM VITAS HOLLAND:

Type of company:	Limited liability corporation
Capital:	US$114,390
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.03598%
Corporate purpose:	Investment company
Board of directors:	Soquimich European Holdings NV
Vitas Roullier S.A.S.
CEO:	Not applicable
Relationship with parent company:	Support
Contracts with parent company:	Commercial agreement
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SQM VITAS FZCO:

Type of company:	Free zone company
Capital:	US$1,415,820
Ownership:	49.5% SQM Industrial S.A.
0.5% SQM S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.54047%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Frank Biot*
CEO:	Patrick Vanbeneden
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial Agreement
Address:	Jebel Ali Free Zone, PO Box 18222, Dubai, United Arab Emirates
Telephone:	(971 4) 8838506
Fax:	(971 4) 8838507

123

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM VITAS PERÚ S.A.C.:

Type of company:	Corporation
Capital:	US$4,063,802
Ownership:	99.99999% SQM Vitas FZCO
0.00001% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.13879%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Diego San Martin
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	Avenida Circunvalación del Club Golf Los Incas N°154, Oficina 1401, Santiago de Surco, Lima, Peru
Telephone:	(511) 611 2121
Fax:	(511) 611 2121

TERRA TARSA BV:

Type of company:	Limited liability corporation
Capital:	US$547,560
Ownership:	50% Doktor Tarsa Tarim Sanayi A.S.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.14435%
Corporate purpose:	Investment company
Board of directors:	Ali B. Özman
Andrii Gogolev
Dennis Beets
Paul van Duuren
CEO:	Not applicable
Relationship with parent company:	Support
Contracts with parent company:	Commercial agreement
Address:	Luna Arena, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

TERRA TARSA UKRAINE LLC:

Type of company:	Limited liability corporation
Capital:	US$602,091
Ownership:	100% Terra Tarsa BV
Investment as % of SQM S.A.’s
individual assets:	0.14435%
Corporate purpose:	Production, distribution, sales and marketing of specialty fertilizers
Board of directors:	Not applicable
CEO:	Andrii Gogolev
Relationship with parent company:	Production and distribution
Contracts with parent company:	Commercial agreement
Address:	74800 Ukraine, Kakhovka, Pivdena str. 4
Telephone:	(380) 5536-55-109

124

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

TERRA TARSA DON LLC:

Type of company:	Limited liability corporation
Capital:	US$29,477
Ownership:	100% Terra Tarsa BV
Investment as % of SQM S.A.’s
individual assets:	0.14435%
Corporate purpose:	Distribution, sales and marketing of specialty fertilizers
Board of directors:	Not applicable
CEO:	Olga Kosse
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agreement
Address:	344090 Russian Federation, Rostov-on-Don, Zorge str.17
Telephone:	7 (863) 300-76-27

125

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Relevant or Essential Facts Pertaining to SQM S.A.

The following events occurred or were reported as essential events or events of interest to the CMF, the Stock Exchanges and included on the Company’s website:

On January 17, 2018, it was informed that today SQM and CORFO (Corporación de Formento de la Producción) reached an agreement to end the arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in the case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases accumulated to it (the “Agreement”). The Agreement has been reached within the conciliation process of the arbitration and on the basis presented by the arbitrator to the parties. Both SQM´s Board of Directors and the Board of CORFO have approved the Agreement.

The Agreement includes a total payment of US$17.5 million plus agreed interest which a subsidiary of SQM, SQM Salar S.A. ("SQM Salar"), shall pay CORFO. This payment does not imply the recognition of having owed any amount to CORFO, and has been agreed to with the sole purpose of ending the disputes between the parties.

Additionally, the Agreement includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993, which are the contracts that currently permit the mining operations of SQM Salar in the Salar de Atacama (the "Contracts"). The main modifications are detailed below, and will become effective once the following resolutions have been issued: (i) the approval resolution of the Contracts by the CORFO Council, and (ii) the resolution that executes the respective approval agreement by the Chilean Nuclear Energy Commission (CCHEN):

(a)	An increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama:

•	In regard to lithium carbonate, the current rate of 6.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

As an example and considering a price of US$12,600 per metric ton (similar to the average price seen in the third quarter of 2017), the lease rate would have been equal to 19.14%.

•	In regard to potassium chloride, the current rate of 1.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

126

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

•	Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

(b)	SQM Salar commits to contribute (i) between US$10.8 and US$18.9 million per year to research and development efforts, (ii) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (iii) 1.7% of total annual sales of SQM Salar to the regional development. As an example and considering annualized SQM Salar´s revenues reported in the first nine months of 2017 (approximately US$1 billion), 1.7% of sales would have been approximately US$17 million.

(c)	The authorization by CORFO to increase the production and sales of lithium products produced in the Salar de Atacama. Subject to prior authorization by CCHEN, the Agreement considers that SQM Salar will have the right to exploit, subject to compliance with other agreed conditions, process and sell during the term of the Agreement (until the end of 2030) up to 349,553 metric tons of lithium metallic equivalent in the addition to the approximately remaining 64,816 metric tons of lithium metallic equivalent from the originally authorized amount. The sum of the above amounts is equal to approximately 2.2 million metric tons of lithium carbonate equivalent.

(d)	SQM Salar shall offer part of its lithium production (up to a maximum of 25%) at preferential price to value-added producers that will potentially develop in Chile, a price based on the lowest export market price equal in each case to the weighted average FOB price calculated on the 20% lower price of the volume exported by SQM Salar during the last 6 months available.

(e)	SQM Salar shall strengthen its corporate governance, incorporating various audit, environmental control and coordination mechanisms with CORFO. For these purposes it will be necessary to modify the bylaws of SQM Salar, including among others: (i) to incorporate specific rules for the management of the company, in the form that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (ii) for the board of SQM Salar to designate a committee to monitor compliance with the Contracts and to establish the regulations that will govern this committee and its functions.

(f)	Extensive regulation regarding the return of assets upon termination of the Contracts and granting purchase options, including: (i) the restitution of the assets that Corfo made available to SQM Salar under the Contracts, (ii) a purchase option for all or part of the water rights that SQM Salar or its related parties currently own or will obtain in the future, that benefit or are necessary for the exploitation, either currently or in the future of the mining concessions included in the Contracts (the "Mining Concessions"), (iii) a free transfer to CORFO of the easements, that benefit the Mining Concessions or the project, developed by SQM Salar, excluding the mining easements constituted in the Salar del Carmen, (iv) a purchase option on the assets that SQM Salar uses as productive facilities within the Mining Concessions and assets that benefit the project and that are located within the area of the Mining Concessions and within the area of 10 kilometers from the limit of the Mining concessions, (v) a purchase option on the mining concessions that SQM Salar or its related companies currently constitute or will constitute in the future within the area of 2 kilometers from the limit of the Mining Concessions.

(g)	An option for SQM Salar to sell to CORFO the facilities that are necessary to increase the additional production and operation capacity related to the increased lithium quota. The exercise price of this option is the replacement value of the facilities including its economic depreciation.

(h)	An option for CORFO to request from SQM the evaluation of a joint project with a state company for the joint exploitation of mining property in the Salar de Maricunga. SQM commits to participate in good faith in this process, and if there is no agreement for the project after 4 years, SQM will not be obligated to continue such negotiations.

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(i)	SQM, SQM Salar and SQM Potasio S.A. are prohibited to (i) sell lithium brine extracted within the Mining Concessions, (ii) alienate and obstruct in any way, and enter into any act or contract that affects the restitution of the assets indicated in letter (f) above, (iii) extract brine from its mining rights area within 10 kilometers from the limit of the Mining Concessions, (iv) extract brine from its mining rights area within 2 kilometers from the limit of Mining Concessions for a period of 15 years from the termination of the Contracts, and (v) agree with other operators of the OMA mining rights of the Salar de Atacama on the ways of operating resulting in a joint or integrated management of both production sites, therefore ensuring that SQM´s operations will always be independent without facilitating operational information, commercial strategies, information systems or common applications and/or personnel, conventions or price and other agreements that by their nature may negatively affect the lease income of CORFO.

On January 24, 2018, it was informed that in its ordinary board meeting today, Joanne L. Boyes and Robert A. Kirkpatrick presented their resignation from the positions as directors of SQM. In the same session, the board of directors agreed to appoint Darryl Stann as the replacement of Joanne L. Boyes.

On January 26, 2018, it was informed that SQM and its subsidiaries SQM Salar S.A. and SQM Nitrates S.A. (the "Companies"), reached an agreement with the Public Prosecutor to put an end to the investigation of the alleged responsibility of the Companies´ for the lack of supervision with respect to the payments to suppliers and entities that may have had links with the politically exposed persons between 2008 and 2015. This deferred prosecution agreement (suspensión condicional) has been proposed by the Public Prosecutor, accepted by the Companies and approved by the 8th Court of Santiago.

Under the deferred prosecution agreement, the Companies have not admitted responsibility in the matter subject to the investigation.

The agreement, approved by the Court, implies that the Companies must pay an aggregate amount of (i) CLP$900,000,000 to the Chilean State, and (ii) CLP$1,650,000,000 to various charitable organizations. In addition, the Companies must provide the Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

The agreement is subject to appeal proceedings and, in the absence of changes, it will put an end to an investigation that has lasted for about 3 years, in which the various agencies have carried out both administrative and judicial investigations and have widely recognized the cooperation provided by the Companies.

On February 19, 2018, it was informed that in the extraordinary board meeting today, Mark F. Fracchia was appointed as the replacement of Robert A. Kirkpatrick.

On March 28, 2018, it was informed that the Board of Directors of SQM in an Ordinary Board Meeting today unanimously agreed the following:

1.	To recommend to the shareholders at the next Annual Ordinary Shareholders’ Meeting (“Shareholders’ Meeting”) the payment of a final dividend representing 100% of the 2017 net income of the Company. The final dividend amount of US$1,62501 per share is calculated based on the total amount of the distributable net income of US$427,697,034 obtained during 2017. Nevertheless, the amount of US$1.20533 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends, leaving the balance in the amount of US$0.41968 per share.

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2.	To change the Dividend Policy for the 2017 business year, which was presented at the Shareholders’ Meeting held on April 28, 2017, incorporating the payment of a dividend of US$100 million (dividendo eventual), equivalent to US$0.37994 per share, which shall be charged against the retained earnings of the Company. Therefore, and subject to the approval at the next Shareholders’ Meeting to be held on April 27, 2018, this dividend (dividendo eventual) shall be paid together with the final dividend corresponding to the 2017 results of SQM.

Said amounts of US$0.41968 per share (the balance of the final dividend) and US$0.37994 per share (dividendo eventual) shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on April 27, 2018. The payment of these dividends shall be made in favor of the Company’s shareholders, in person or through their duly authorized representatives, starting at 9:00am on May 10, 2018, who are registered with the respective registry on the fifth business day before the day on which the payment shall be made.

On April 23, 2018, it was informed that SQM signed a market maker contract for the Series A shares of the Company with Banchile Corredores de Bolsa S.A. According to this contract, Banchile Corredores de Bolsa S.A. will act as a market maker in accordance with the provisions of General Regulation No. 327 of the Commission for the Financial Market.

On April 27, 2018, the following was reported:

1.   SQM´s shareholders met today at the Company’s 43nd Annual General Meeting and, among other aspects, agreed to the following:

(a)	To approve the Company’s Balance Sheet, the Financial Statements, the Annual Report, the Account Inspectors’ Report, and the External Auditors’ Report for the year ending on December 31, 2017.
(b)	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s External Auditors for 2018.
(c)	To approve the distribution of a final dividend and a special dividend as recommended by the Board of Directors (“Board”) and communicated as an essential fact (hecho esencial) on March 28, 2018.
(d)	Company Board elections, it was decided that the Board would be composed of the following members: Arnfinn F. Prugger, Hernán Büchi Buc, Gonzalo Guerrero Yamamoto, Patricio Contesse Fica, Mark F. Fracchia, Darryl Stann, Laurence Golborne Riveros and Alberto Salas Muñoz, with the last two members being independent, and
(e)	To approve the remuneration structure for the Board members, and the members of the Board committees, and expenses associated with each.

2.   In an extraordinary Board meeting on this same date, the Board agreed to the following:

(i)	To nominate Mr. Alberto Salas Muñoz as Chairman of the Board;
(ii)	To nominate Patricio Contesse Fica as Vice Chairman of the Board and
(iii)	That the composition of the Board Committees would be as follows:

(a)	Directors’ Committee: Hernán Büchi Buc, Laurence Golborne Riveros and Alberto Salas Muñoz;
(b)	Corporate Governance Committee: Mark F. Fracchia, Darryl Stann and Hernán Büchi Buc;
(c)	Safety, Health and Environment Committee: Arnfinn F. Prugger, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

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On April 30, 2018, it was informed that Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. have terminated the Joint Operation Agreement signed between them on December 21, 2006, which was subject to subsequent modifications (the "Agreement").

Until its termination, the Agreement allowed the shareholders of SQM, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining (Chile) Limitada and Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Holdings America Inc. to have the status of controller group of the Company.

On May 17, 2018, it was informed that Nutrien reported this morning that Tianqi Lithium had agreed to purchase 62,556,568 Series A shares of SQM from Nutrien Ltd. ("Nutrien") for consideration of US$65 per share in cash. The announced transaction represents the entirety of Nutrien’s Series A shares at a gross valuation of approximately US$4.07 billion. Nutrien maintains ownership of its Series B shares, and expects to divest these shares in due course.

On May 17, 2018, it was informed that SQM´s shareholders met today at the Company’s 28th Extraordinary Shareholder´s Meeting and agreed to the following amendments of the Company´s By-laws:

a.	To modify the articles 27, 28, 29, and 36, replacing the reference to the “Superintendence of Securities and Insurance” (Superintendencia de Valores y Seguros) with that of the “Commission for the Financial Market” (Comisión para el Mercado Financiero).

b.	To modify the article 41, replacing the reference to the “Superintendent of Securities and Insurance” (Superintendente de Valores y Seguros) with that of the “President of the Commission for the Financial Market.”

c.	To modify the title of the “Transitory Article”, changing it to the “First Transitory Article.”

d.	To introduce a new “Second Transitory Article” which reads as follows:

“FOR THE ENTIRE PERIOD BETWEEN THE DATE OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING WHICH APPROVED THE INCORPORATION OF THIS TRANSITORY ARTICLE AND DECEMBER 31, 2030, THE RESTRICTION TO NOT VOTE MORE THAN 37.5% OF ANY SERIES OF COMPANY SHARES, AS ESTABLISHED BY THE THIRTY-FIRST ARTICLE OF THE BYLAWS, RECOGNIZES THE FOLLOWING EXCEPTION, WHICH WILL ONLY BE APPLICABLE TO THE ELECTION OF THE SERIES A BOARD MEMBERS OF THE COMPANY: If two or more people, related to each other or not, with or without an joint action agreement, acquire between now and December 31, 2030 (the “entering shareholders”), a quantity of the company’s A-series shares which allows them to exercise effective voting rights for more than 37.5% of the series, then any shareholder or group of shareholders listed in the respective registry as of this date, that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, shall have the right to vote, in the election of the company´s board members, a number of the company’s A-series shares in its power equivalent to the lesser of (i) the number of those series’ shares owned by the existing shareholders at the present date, and (ii) the number of those series’ shares for which the entering shareholders could exercise voting rights. Likewise, if, for any reason, one of the company’s shareholders listed in the respective registry to date and owner of a number of the company’s A-series shares corresponding to more than 37.5% of said series, were to acquire, between the present date and December 31, 2030, the capacity to exercise effective voting rights, in the election of the company´s board members, for more than 37.5% of the company’s A-series shares, whether as a result of a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other company shareholder or group of shareholders not related to them that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, including both existing and entering shareholders, shall have the right to vote, in the election of the company´s board members, a number of shares of said series in its power equivalent to the lesser of (i) the number of those series’ shares owned by the latter shareholder or shareholders, and (ii) the number of those series’ shares for which the existing shareholder has the capacity to exercise voting rights in excess of the 37.5% restriction.”

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On July 25, 2018, it was informed that in a meeting held today SQM’s Board of Directors accepted the resignation of CEO, Mr. Patricio de Solminihac Tampier.

The Board acknowledges and greatly appreciates the efforts and contributions of Mr. de Solminihac in his more than 30 years with the Company, working as VP of Business Development, Vice-Chairman of the Board, COO, and finally as CEO for the last three years. The resignation of Mr. de Solminihac will become effective on December 31, 2018.

During the same Board meeting, in accordance with the previously agreed to succession plan, and considering Mr. de Solminihac’s recommendation, the current CFO and Vice President of Corporate Services of SQM, Mr. Ricardo Ramos Rodríguez, will be appointed CEO on January 1, 2019. Mr. Ramos has over 29 years working with SQM, and has developed a professional career within the Company.

On August 13, 2018, it was informed that together with its subsidiary SQM Potasio S.A. (SQM Potasio) SQM has signed a contract (the “Contract”) with Minera Exar (Exar), Lithium Americas (TSX: LAC; NYSE: LAC) and GFL International Co. Ltd. (Ganfeng).

Pursuant to this Contract, (i) SQM Potasio will sell to Ganfeng its entire stake and irrevocable contributions in Exar, company which owns Caucharí-Olaroz lithium project in the Jujuy province of Argentina (the “Project”), (ii) Exar will prepay the total amount of the loans received from SQM Potasio; and (iii) Exar will pay SQM for the services it provided to Exar during the development of the Project. According to the Contract, SQM and SQM Potasio will receive an approximate amount of US$87.5 million. The Contract is subject to certain conditions and should close during the fourth quarter of this year.

In addition, SQM Potasio and a subsidiary of Ganfeng will sign an agreement in which a deferred amount of US$50 million will be paid to SQM Potasio, subject to compliance with certain product sales targets of the Project.

On August 16, 2018, SQM provided the following information in addition to the press release published on Monday, August 13, 2018:

1.   On August 13, 2018, SQM Potasio S.A. (SQM Potasio) subscribed with Exar, GFL International Co. Ltd. (Ganfeng), and Lithium Americas Corp. (LAC), a contract called Transaction Agreement (the "Agreement"), pursuant to which (a) SQM Potasio shall sell to Ganfeng its entire shareholding and irrevocable contributions in Exar; (b) Exar shall pay SQM Potasio, in advance, all outstanding loans it received from this company; and (c) Exar shall pay SQM for the services rendered to Exar during the Project's development stage. Under the Agreement, SQM and SQM Potasio shall receive a total amount of US$87.5 million.

2.   The Agreement is subject to the fact that by the expected date of October 31, 2018, and in any case, no later than December 31, 2018 (the "Closure"), certain conditions are met, which are determined by the parties as necessary for the operations indicated in above letters (a) to (c) to materialize. The aforementioned conditions include that, at Closure: (i) the declarations and guarantees granted by the parties at the signing of the Agreement are certain and true; (ii) Exar may continue to develop its business under its normal course; (iii) the Project continues to be developed under the approved budget; (iv) the applicable laws and conditions established in the Project permits are complied with; (v) SQM supports the Project in the period of transition until the Closure, in order to allow the conclusion of activities that are under its responsibility and will be available to clarify Project information to LAC; (vi) there are no laws, regulations, judicial processes, orders of authority, or any other that prevents, prohibits, or restricts the Closure; and (vii) the necessary approvals for the Closure are obtained, even when the parties declared not to have them.

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3.   SQM has promised, under the Agreement, to allow part of its personnel to be hired temporarily by Exar until December 31, 2018, to carry out field supervision work of the development activities and construction of the Project. In turn, after the Closure, SQM has promised that (i) during the first six months, part of its team of professionals in the areas of hydrogeology and engineering, who know the Project (the "Experts"), be available to hold technical discussions related to the Project on a monthly basis; and (ii) that upon completion of the previous period and up to a period of three years after the Closure, the Experts are available to hold technical discussions related to the Project on a bi-monthly basis.

4.   For its part, SQM also informed that SQM Potasio and a subsidiary of Ganfeng will subscribe a contract called Deferred Payment Agreement (the "DPA"), under which a deferred payment of US$50 million will be made to SQM Potasio, subject to compliance with certain sales goals. Pursuant to the Agreement, the DPA will be signed by the parties at Closure, and the payment to which SQM Potassium shall be entitled, will be due to the extent that Exar reaches cumulative sales of (i) 25,000 tons (measured in lithium carbonate equivalent) of the Project’s lithium products, (ii) at a price of at least US$10,000 per ton.

5.    In accordance with the foregoing, SQM estimates, as a financial effect at Closure (i) a cash inflow of US$87.5 million; and (ii) a post-tax income of approximately US$5.5 million. The payment to which SQM Potasio is entitled under the DPA, will only be accounted for and recognized in the financial statements of SQM, once said payment has been actually received.

On September 12, 2018, it was informed that as of today, the Company learned that as a result of not having incurred the mining exploration expenses required under the legal framework in 2015, the Warden’s Court of the Department of Mines, Industry Regulation and Safety of Western Australia has recommended not to accept exceptions in the process to validate the granting of certain mining licenses to Kidman Resources, SQM’s partner in the Mount Holland Project.

These mining properties are a requirement for the development of the project, which are yet to be transferred to the joint venture. Although this recommendation by the Warden’s Court is not a final decision on the requested exception, which should be made by the Mining Minster of Western Australia, it could generate uncertainty or delays the project. SQM and Kidman are reviewing the decision made by the Warden’s Court, and will define the next steps.

On September 13, 2018, it was informed that a hearing was held with the Antitrust Court, Tribunal de la Libre Competencia (TDLC)) to discuss the out of court agreement that was released on Friday, September 7, between the Chilean Antitrust Regulator, Fiscalía Nacional Económica (FNE) and Tianqi Lithium Corporation (Tianqi). As part of this process, the TDLC must approve or reject the agreement, not been able to alter the proposal of the parties.

Through the investigation, the FNE pointed out and verified that the intended Tianqi transaction presents several risks to free competition. Accordingly, the FNE has ruled out that this transaction will result in efficiencies. In both cases, SQM agrees with the FNE, although it believes there are additional risks not mentioned by the FNE.

As a publicly traded corporation with shares traded in Chile as well as on the New York Stock exchange, SQM has demonstrated that it does not discriminate nor favor on shareholders or investors based on their political views, nationality or other. As such, and having an interest in the TDLC resolution, SQM expressed today, as unanimously agreed to by its Board of Directors the inadequacy of the proposed measures and explained that the agreement should be denied.

SQM is in a situation where it will have to receive a direct competitor as a shareholder, which although it is not illegal, presents risks and challenges to free competition. The aforementioned becomes more complex because of SQM’s open stock corporation status and ownership structure, the political rights that Tianqi will hold once the transaction materializes, and the fact that the proposed measures will have an obvious impact on SQM’s corporate activities.

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In this sense, the Company does not believe that the proposed measures in the agreement effectively resolve the risks that it intends to mitigate and do not correctly prevent the access to sensitive information, which could damage SQM and the market. By having a competitor that is also an important shareholder, SQM could be subject to possible investigations and penalties for reasons that are outside of its control.

Finally, SQM believes that the maximum term contemplated of six years is insufficient. The criteria that has been applied to date is that the risk mitigation measures must last until the risk ceases to exist. If Tianqi believes that no risks will exist in the future, it must prove this to the TDLC and request modification and elimination of said measures. It is not appropriate, as the agreement suggests, for SQM to request to maintain of the measures if the risks persist at the end of the term of the agreement.

On October 24, 2018, it was informed that today SQM’s Board of Directors requested that CEO of SQM, Mr. Patricio de Solminihac Tampier´s resignation become effective on January 7, 2019 instead of December 31, 2018, as was previously announced. This change is to insure a smooth transition. Consequently, the Board of Directors agreed that the nomination of Mr. Ricardo Ramos as CEO become effective on January 8, 2019.

On October 31, 2018, it was informed that today the conditions outlined below in the Transaction Agreement (the "Agreement") with Minera Exar (“Exar” or the “Project”), Lithium Americas (TSX: LAC; NYSE: LAC) and GFL International Co. Ltd., which was announced to the market on August 13, 2018 have been met. Pursuant to the Agreement, (a) SQM Potasio has sold to Ganfeng Lithium Netherlands Co., BV (Ganfeng) its entire shareholding and irrevocable contributions in Exar; (b) Exar has paid SQM Potasio, all outstanding loans it received from this company; and (c) Exar has paid SQM for the services rendered to Exar during the Project's development stage. SQM has received a cash inflow of US$87.5 million, which represents a post-tax income of approximately US$5.5 million. This transaction will be accounted for and recognized in SQM’s fourth quarter 2018 financial statements.

SQM also informs that SQM Potasio and Ganfeng have executed a Deferred Payment Agreement, under which a deferred payment of US$50 million will be made to SQM Potasio, subject to Exar reaching cumulative sales of (i) 25,000 tons (measured in lithium carbonate equivalent) of the Exar project’s lithium products, (ii) at a price of at least US$10,000 per ton.

On December 3, 2018, it was informed that on November 30, 2018, SQM received official letter 32,131 (Oficio 32.131) from the CMF. In this letter, the CMF determined that in accordance with the distribution of the shares of SQM, “there is no shareholder or group of shareholders under the same controlling shareholder, which can decisively influence the management of SQM". Accordingly, SQM does not have a controller as long as no shareholder can appoint more than three directors representing its Series A shares in order to obtain a majority of the board seats, or until the CMF determines something different in this respect.

On December 5, 2018, it was informed that the Company learned that Inversiones TLC SpA (Chilean tax ID number: 76.902.021-7), a subsidiary of Tianqi Lithium Corporation had acquired the shares of Inversiones El Boldo Limitada, Inversiones PCS Chile Limitada and Inversiones RAC Chile S.A., totaling 62,556,568 shares, representing 23.77% of the total shares of SQM.

On December 5, 2018, it was informed that today the Company received in its offices the resignation letters from Board members Mark Fracchia and Darryl Stann; these resignations are effective today.

On December 13, 2018, it was informed that the Company was informed today that the Minister for Mines and Petroleum in Western Australia has granted Kidman Resources Limited, SQM’s partner in the Mount Holland Project, exemption from the relevant expenditure requirements in relation to mining tenements of Mount Holland project that were subject to exemption objections.

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Relevant or Essential Facts Pertaining to Soquimich Comercial S.A. (SQMC)

On March 27, 2018, the CMF and the stock exchanges were informed as essencial fact, that the Board of Directors of Soquimich Comercial S.A. (SQMC), in its meeting held today, agreed, by the majority of the Directors present, the following:

1.   To modify the “2017 Dividends Policy” which was submitted to the SQMC Ordinary Annual Shareholders Meeting held on April 28, 2017, in regard to incorporating in said Dividend Policy, the payment of a possible dividend of US$20,000,000, equivalent to the amount of US$0.07350 per share, which shall be paid against SQMC’s accumulated net income. Said dividend payment shall be submitted to the consideration of the next Ordinary Annual Shareholders Meeting to be held on April 26, 2018, so that it may decide on the matter and, if applicable, said dividend shall be paid, together with and at the same time as the final dividend corresponding to the business year 2017.

2.   To distribute and pay, for concept of dividends, to the respective shareholders, 75% of liquid profits of the 2017 business year, which corresponds to a final dividend of US$0.00054 per share.

3.   In accordance with the above, the Board of Directors agreed to propose to the Ordinary Annual Shareholder meeting to be held next April 2, the payment of a possible dividend of US$0.07350 per share, to be paid against SQMC’s accumulated profits, and a final dividend of US$0.00054 per share, corresponding to 75% of SQMC’s net income in the 2017 business year.

4.   The aforementioned amounts of US$0.07350 per share (possible dividend) and US$0.00054 per share (final dividend for 2017 business year) shall be paid in their equivalent in pesos, Chilean national currency according to the exchange rate observed on the day on which said dividends are approved by the Ordinary Annual Shareholders Meeting, in favor of those SQMC shareholders who are registered in the respective Registry five working days prior to the day on which the dividends shall be paid. Said amounts will be proposed to be paid in favor of the corresponding shareholders personally or through duly authorized agents as of 9 am on Thursday, May 24, 2018.

On May 22, 2018, the CMF and the stock exchanges were informed as essencial fact, that the Board of Directors of Soquimich Comercial S.A., in its meeting held today, agreed to modify the General Policy for Habitual-Ordinary Transactions, which allows SQMC to perform operations with related parties without the requirements and procedures established in numbers 1 to 7 of paragraph 1 of Article 147 of the law 18,046.

This new General Policy for Habitual-Ordinary Transactions is effective as of this date and replaces the previous Policy that was approved by the Board of Directors in its Meeting held on November 16, 2015 and which was in effect until this date.

The new General Policy for Habitual-Ordinary Transactions of Soquimich Comercial S.A. approved by the Board of Directors is as follows:

1.   Financial transactions carried out with related parties, including commercial current accounts and/or financial loans that aim to optimize the cash management of companies, are considered habitual.

2.   Transactions of a financial nature or financial intermediation with related parties, such as financial investments of fixed or variable income, purchase and sale of currencies, financial derivatives, swaps, term deposit agreements, overdraft lines, loans with promissory notes, letters of credit, guarantee letters, "stand by" letters of credit, "forwards" contracts, rate hedges, operations and futures, operations related to the Company’s current accounts, or other usual financial operations performed by the treasury, are considered habitual.

3.   Transactions with related parties referring to info-computer services, infrastructure services, data centers, micro-computing, and hardware and data administration, in general, are considered habitual.

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4.   Transactions with related parties referring to financial administration, management services and other similar services, which include, among others, accounting, financial reports, fixed assets, purchase and sales book, treasury and banks, tax consultation services, insurance, provisioning, comptroller and internal audit, are considered habitual.

5.   Transactions with related parties related to leasing of offices, parking lots, and others are considered habitual.

6.   Transactions with related parties related to telephone services and networks are considered habitual.

7.   Transactions with related parties related to marketing services are considered habitual.

8.   Transactions with related parties related to warehousing, product storage, sales on account and representation, and other services related to sales of products on account and representation, are considered habitual.

9.   Transactions related to the sales and purchase, supply, and consulting services for fertilizers, chemicals, agrochemicals and industrial products, performed by SQMC with its parent companies, affiliates, and subsidiaries, and those performed with Agricola Nacional S.A.C. and I-ANASAC, are considered habitual.

For information on essential or relevant facts taking place prior to the period covered by this report that during the year have had a significant influence or effect on the Company’s business development, its financial statements, its securities or the offer of the latter, or may have in future years, see sections 3) a) Historical Information, 3) c) Activities and Businesses and 3) e) Risk Factors.

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

According to Chilean Law No, 18,046, section 3, article 74, there have been no comments or proposals from SQM’s shareholders or Directors’ Committee regarding the Company’s business.

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10) FINANCIAL REPORTS

10) a) FINANCIAL REPORTS OF THE REPORTING ENTITY

Report of Independent Auditors

INDEPENDENT AUDITOR’S REPORT

Santiago, February 27, 2019

To the Shareholders and Directors
Sociedad Química y Minera de Chile S.A.

We have audited the accompanying consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, which comprise the statements of financial position as of December 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial consolidated statements in accordance with the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the entity’s internal control. Consequently, we do not express such an opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2018 and 2017 and the results of its operations and cash flows for the years then ended in accordance with the International Financial Reporting Standards (IFRS).

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Table of Contents –Consolidated Financial Statements

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Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Current assets
Cash and cash equivalents	11.1	556,066	630,438
Other current financial assets	14.1	312,721	366,979
Other current non-financial assets	17	49,186	26,883
Trade and other receivables, current	14.2	464,855	446,875
Trade receivables due from related parties, current	13.5	44,554	59,132
Current inventories	12	913,674	902,074
Current tax assets	32.1	57,110	32,291
Current assets other than those classified as held for sale or disposal		2,398,166	2,464,672
Non-current assets or groups of assets classified as held for sale	33	1,430	1,589
Total current assets		2,399,596	2,466,261

Non-current assets
Other non-current financial assets	14.1	17,131	42,879
Other non-current non-financial assets	17	27,540	19,262
Trade receivables, non-current	14.2	2,275	1,912
Investments classified using the equity method of accounting	9.1-10.3	111,549	152,630
Intangible assets other than goodwill	15.1	188,283	113,787
Goodwill	15.1	34,718	37,972
Property, plant and equipment	16.1	1,454,823	1,429,354
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		1,868,498	1,829,975
Total assets		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Current liabilities
Other current financial liabilities	14.4	23,585	220,328
Trade and other payables, current	14.5	163,751	196,280
Trade payables due to related parties, current	13.6	9	1,365
Other current provisions	19.1	106,197	63,445
Current tax liabilities	32.2	47,412	75,402
Provisions for employee benefits, current	18.1	20,085	22,421
Other current liabilities	19.3	194,624	168,804
Total current liabilities		555,663	748,045

Non-current liabilities
Other non-current financial liabilities	14.4	1,330,382	1,031,507
Other non-current provisions	19.1	31,822	30,001
Deferred tax liabilities	32.3	175,361	205,283
Provisions for employee benefits, non-current	18.1	37,064	33,932
Total non-current liabilities		1,574,629	1,300,723
Total liabilities		2,130,292	2,048,768

Equity	20
Share capital		477,386	477,386
Retained earnings		1,623,104	1,724,784
Other reserves		(14,999)	(14,349)
Equity attributable to owners of the Parent		2,085,491	2,187,821
Non-controlling interests		52,311	59,647
Total equity		2,137,802	2,247,468
Total liabilities and equity		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Income by Function

		January to December
	Note	2018 ThUS$	2017 ThUS$

Revenue	27.1	2,265,803	2,157,323
Cost of sales	27.2	(1,483,524)	(1,394,822)
Gross profit		782,279	762,501

Other income	27.3	32,048	17,827
Administrative expenses	27.4	(118,126)	(101,171)
Other expenses by function	27.5	(36,907)	(53,600)
Impairment of income and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9		2,967	(8,038)
Other gains (losses)	27.7	6,404	543
Profit (loss) from operating activities		668,665	618,062
Finance income		22,533	13,499
Finance costs	27.8-29	(59,914)	(50,124)
Share of profit of associates and joint ventures accounted for using the equity method	9-10	6,351	14,452
Foreign currency translation differences	30	(16,597)	(1,299)
Profit (loss) before taxes		621,038	594,590
Income tax expense, continuing operations	32.3	(178,975)	(166,173)

Profit (loss) from continuing operations		442,063	428,417
Profit attributable to
Owners of the Parent		439,830	427,697
Non-controlling interests		2,233	720
Profit for the year		442,063	428,417

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2018	2017
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1.6711	1.6250

Diluted common shares
Diluted earnings per share (US$ per share)	21	1.6711	1.6250

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Comprehensive Income

	January to December
	2018	2017
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the year	442,063	428,417
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(1,337)	(1,392)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(1,337)	(1,392)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(1,219)	(5,446)
Other comprehensive income before taxes	(1,219)	(5,446)
Financial assets held for sale
Gain (loss) from revaluations of financial assets held for sale, net of tax	(5,547)	(26)
Other comprehensive income before taxes	(5,547)	(26)

Financial assets measured at fair value with changes in other comprehensive income
Gain (loss) from cash flow hedges	5,723	2,184
Other comprehensive income, net of tax	5,723	2,184
Total other comprehensive income that will be reclassified to profit for the year	(1,043)	(3,288)

Other items of other comprehensive income before taxes	(2,380)	(4,680)

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	396	282
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	396	282
Income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year
Income tax related to financial assets measured at fair value through profit and loss	1,498	(550)
Cumulative income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	1,498	(550)

Total other comprehensive income	(486)	(4,948)
Total comprehensive income	441,577	423,469

Comprehensive income attributable to
Owners of the Parent	439,180	422,736
Non-controlling interests	2,397	733
Total comprehensive income	441,577	423,469

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	12/31/2018 ThUS$	12/31/2017 ThUS$
Cash flows from operating activities

Cash receipts from sales of goods and rendering of services	2,284,514	2,082,366
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,140	2,967

Cash payments to suppliers for the provision of goods and services	(1,201,674)	(959,213)
Cash payments to and on behalf of employees	(230,007)	(227,103)
Other payments related to operating activities (1)	(21,240)	(34,956)
Net cash generated from (used in) operating activities	833,733	864,061
Dividends received	8,815	2,091
Interest paid	(59,565)	(18,964)
Interest received	22,533	13,499
Income taxes paid	(240,115)	(148,568)
Other incomes (outflows) of cash (2)	(40,562)	(8,122)

Net cash generated from (used in) operating activities	524,839	703,997

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	69,988	-
Payments made to acquire interest in joint ventures	(19,989)	(38,088)
Proceeds from the sale of property, plant and equipment	61	229
Acquisition of property, plant and equipment	(244,693)	(142,144)
Proceeds from sales of intangible assets	14,056	8,640
Purchases of intangible assets	(74,374)	-
Proceeds from the repayment of advances and loans granted to third parties	(204)	78
Other inflows (outflows) of cash (2)	69,151	(76,782)

Net cash generated from (used in) investing activities	(187,004)	(248,067)

(1) Includes a payment of ThUS$30,000 made to the SEC and the DOJ, which was provisioned in 2016 and paid in 2017.

(2) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(3) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows, (continued)

	12/31/2018 ThUS$	12/31/2017 ThUS$

Cash flows used in financing activities

Proceeds from long-term loans	256,039	-
Proceeds from short-term borrowings	120,000	143,000
Repayment of borrowings	(213,000)	(126,712)
Dividends paid	(550,352)	(373,933)

Net cash generated used in financing activities	(387,313)	(357,645)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(49,478)	98,285

Effects of exchange rate fluctuations on cash held	(24,894)	17,484
Net (decrease) increase in cash and cash equivalents	(74,372)	115,769

Cash and cash equivalents at beginning of period	630,438	514,669
Cash and cash equivalents at end of period	556,066	630,438

The accompanying notes form an integral part of these consolidated financial statements.

148

10) FINANCIAL REPORTS

Consolidated Statements of Changes in Equity

2018	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Increase (decrease) due to changes in accounting policy	-	-	-	-	-	-	-	(1,680)	(1,680)	-	(1,680)
Restated opening balance of equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Profit for the year	-	-	-		-	-	-	439,830	439,830	2,233	442,063
Other comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	-	(650)	164	(486)
Comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	439,830	439,180	2,397	441,577
Dividends	-	-	-	-	-	-	-	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in equity	-	(1,394)	5,723	(4,048)	(931)	-	(650)	(100,000)	(100,650)	(7,336)	(107,986)

Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

The accompanying notes form an integral part of these consolidated financial statements.

149

10) FINANCIAL REPORTS

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-		-	-	-	427,697	427,697	720)	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

150

10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Commission for Financial Markets (CMF) (formerly the Chilean Superintendence of Securities and Insurance (SVS)) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

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10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are sold in over 110 countries through our worldwide distribution network, with the majority of our sales derived from countries outside Chile.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers, described as follows:

Specialty plant nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

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10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Lithium: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Industrial chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Other products and services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2018, and December 31, 2017, the workforce was as follows:

	12/31/2018			12/31/2017
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	89	122	43	77	120
Professionals	115	1,078	1,193	143	942	1,085
Technicians and operators	260	3,287	3,547	248	3,177	3,425
Foreign employees	11	417	428	19	272	291
Overall total	419	4,871	5,290	453	4,468	4,921

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10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2018 and December 31, 2017, in line with information provided by the Central Securities Depository:

The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of December 31, 2018 and December 31, 2017, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the Central Securities Depository and informed to the CMF and the Chilean Stock Exchanges.

Shareholder as of December 31, 2018	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S A	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 32% (2.247.895 Series B shares are in the custody of different brokers).

Shareholder as of December 31, 2017	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile via non-resident third party accounts	-	-	8,394,289	6.97%	3.19%
Banco Itau via Investor Accounts	19,125	0.01%	7,017,504	5.83%	2.67%
Banco Santander via foreign investor accounts	-	-	4,593,336	3.82%	1.75%

(*) Total Pampa Group 29,97%

On December 31, 2018 the total number of shareholders had risen to 1,508.

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10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2018 and, 2017.
-	Consolidated Statements of Changes in Equity for ended December 31, 2018 and 2017.
-	Consolidated Statements of Comprehensive Income for ended December 31, 2018 and 2017.
-	Consolidated Statements of Direct-Method Cash Flows for ended December 31, 2018 and 2017.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the periods ended on December 31, 2018 and, 2017.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

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10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions other non-current financial assets, Intangible assets other than goodwill, Goodwill as of December 31, 2017 to correct the prior year presentation. These revisions were not considered material to the previously issued financial statements.

A reconciliation of such differences is presented as follows:

Prior Caption	New Presentation	Reclassification as of December 31, 2017 ThUS$
Other non-current financial assets	Investments classified using the equity method of accounting	20,000
Intangible assets other than goodwill	Property, plant and equipment	7,839
Goodwill	Investments classified using the equity method of accounting	6,205

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.
-	Other current and non-current assets and financial liabilities at amortized cost

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10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)        The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. It also includes the final hedging part of IFRS 9 that was issued in November 2013.	01/01/2018

IFRS 15 Revenue from Contracts with Customers – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

01/01/2018
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.	01/01/2018

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 2 Share-based Payments. Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

01/01/2018
Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

157

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)        Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2018 and which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on or after

On January 13, 2016, the IASB published IFRS 16 Levies. IFRS 16 introduces a comprehensive model to identify lease agreements and accounting treatments for both lessees and lessors. When the application of IFRS 16 goes into effect, it will replace the current lease guidelines including IAS 17 Leases and the related interpretations.

IFRS 16 makes a distinction between leases and service contracts based on the fact that an identified asset is controlled by an entity. Under IAS 17, the distinction between operating leases (outside the statement of financial position) and financial leases is removed for the accounting of the lessees, and is replaced by a model where a right-of-use asset and the corresponding liability must be recognized by lessees for all leases, except short-term leases and low-value asset leases.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted by any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that have not been paid as of that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as lease modifications, among others. In addition, the classification of cash flows will also be affected considering that under IAS 17, operating lease payments are presented as operating cash flows; while under the IFRS 16 model, lease payments will be divided between the portion of principal and interest payments, which will be presented as financing and operating cash flows or financing, respectively.

In contrast to accounting for lessees, IFRS 16 substantially maintains the accounting requirements of IAS 17 for lessors, and continues to require lessees to classify leases as either operating or financial leases.

Additionally, IFRS 16 requires more extensive disclosures.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 on or before the initial application of IFRS 16. Entities can apply IFRS 16 using either a retrospective full application approach or a modified retrospective application approach. If the latter approach is chosen, an entity is not required to restate comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the initial balance of retained earnings (or other equity component, when appropriate).

01/01/2019

158

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRIC 23 Uncertainty over Income Tax Treatments. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”

01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board IASB has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.

01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019

Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

01/01/2019

Amendment to IAS 12 Income Taxes - Published in December 2017. This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized

01/01/2019

Amendment to IFRS 23 “Loan Costs” Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.

01/01/2019
Amendment to IAS 19 Employee Benefits - Published in February 2018. The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset.	01/01/2019

159

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a business” Published in October 2018. This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01/01/2020

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is yet to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Management believes the adoption of the standards, interpretations and amendments applicable as of Tuesday, January 1, 2019, will have no significant impact on the Company’s financial statements.

During 2018, the Administration has made an initial assessment of the possible impact of the adoption of IFRS 16 as of the effective term of the new standard, which was determined through the evaluation of lease contracts, assets that, according to their nature and lease terms must be recorded at the date of initial application as right-to-use assets, and this will incur amortization expenses over the term of the contract or the useful life of the asset, whichever is shorter. Based on this evaluation, the Company concludes that the effects of the adoption of IFRS 16 will not significantly affect its Consolidated Financial Statements.

Of the lease contracts signed under IFRS 16, the following right-of-use assets, among others, were identified: trucks, cranes, excavators, structures (buildings, warehouses, shops, land), where SQM has the power (control) to direct their activities and to use them for the contract term, without the supplier changing the operating instructions.

To estimate the initial measurement, the Company built a debt curve based on public debt instruments held by the company at the valuation date. The rates used to deduct the right-of-use asset and the lease liability were estimated based on currency (USD, UF and CLP) and contract terms.

160

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

The initial application method of the aforementioned standard chosen by the Company is the full application of a modified approach of retrospective application version B, where the right to use is equated to the aforementioned liability, with no equity adjustment.

The values corresponding to right-to-use assets and lease liabilities in contracts qualified under IFRS 16 amount to ThUS$25,033.

For the adoption of IFRS 15 - Revenue from Contracts with Customers, the Company undertook a detailed assessment of its performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that these last items will not generate an impact nor are significant changes expected in the recording of revenue as a result of applying this new standard, except for the impact on disclosures. The Company has established the procedures and controls for beginning to apply IFRS 15 as of January 1, 2018. It recognizes the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as of that date, without being necessary to make adjustments to the comparative information for periods.

	Iodine and				Others	Iodine and	Total
AREA	Derivatives	Lithium	QI	Potassium	Products	Derivatives	million US$
Products	781.8	325.0	734.8	108.3	267.5	44.6	2,262.8
Services	-	-	-	-	-	4.0	4.0
Total	781.8	325.0	734.8	108.3	267.5	48.5	2,266.8

161

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina.	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A.	Argentina	Argentine peso	0.0000	100.0000	100.0000	100.0000

162

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	0.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	0.0000

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99,9999	0,0000	99,9999	99,9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99,9999	0,0001	100,0000	100,0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51,0000	0,0000	51,0000	51,0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0,0000	60,6381	60,6381	60,6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99,0470	0,9530	100,0000	100,0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0,0003	99,9997	100,0000	100,0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18,1800	81,8200	100,0000	100,0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0,0000	60,5800	60,5800	60,5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0,0000	100,0000	100,0000	100,0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0,2691	99,7309	100,0000	100,0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0,0000	42,4468	42,4468	42,4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0,0000	60,6377	60,6377	60,6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51,0000	0,0000	51,0000	51,0000
76.360.575-2	Orcoma SPA	Chile	US$	100,0000	0,0000	100,0000	100,0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0,0000	100,0000	100,0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

163

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

164

10) FINANCIAL REPORTS

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e. those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

165

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2018	12/31/2017
	US$	US$

Brazilian real	3.87	3.02
New Peruvian sol	3.37	3.08
Argentine peso	37.74	18.40
Japanese yen	110.38	113.00
Euro	0.87	0.83
Mexican peso	19.68	19.65
Australian dollar	1.42	1.28
Pound Sterling	0.79	0.74
South African rand	14.35	12.35
Ecuadorian dollar	1.00	1.00
Chilean peso	694.77	614.75
Chinese yuan	6.88	6.51
Indian rupee	69.93	63.84
Thai baht	32.53	32.85
Turkish lira	5.27	3.79
UF (*)	39.68	43.59

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI). It is represented as dollars to UF.

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

166

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Corporate management (“Management”) determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset classified at amortized cost, the incurred transaction costs that are directly attributable to the acquisition of the financial asset.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (be it through other comprehensive income or through profit or loss), and at amortized cost. The classification depends on the entity’s business model for managing financial assets and the contractual terms for cash flows.

167

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability Subsequently, they are measured according to their classification, which can be financial liabilities at fair value with changes in profit or financial liabilities at amortized cost.

3.8	Financial instruments at fair value through profit or loss

Financial liabilities are classified as at fair value through profit and loss when they are held for trading or designated as such upon initial recognition. Gains and losses from liabilities held for trading are recognized in profit and loss. This category includes derivative instruments not designated for hedge accounting.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

168

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

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Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments, As of December 31, 2018, and December 31, 2017, there were no embedded derivatives.

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Note 3	Significant accounting policies (continued)

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Classification Leases

(a) Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b) Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

3.18	Trade and other receivables

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15.

In turn, the Company applies the simplified approach described in IFRS 9 for expected credit losses from the loans to customers portfolio, as these are short-term financial instruments shorter than 12 months, with no significant financing component and they continue until expiration. This approach enables the use of the estimate of expected credit loss throughout the life of the instrument.

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Note 3	Significant accounting policies (continued)

3.18	Trade and other receivables, continued

Receivables with a low probability of recovery are fully provisioned, are to measure the expected credit losses of the rest of the portfolio, it is segmented by grouping the trade receivables based on the characteristics of shared credit risk and late payment. The expected loss rates are obtained from the default rates over the last seven years. To covert historic loss in projected loss, the Company uses the behavior of the implicit default probability indicator in the prices of financial derivatives that cover the risk of non-payment of sovereign bonds in countries where the Company generates income from product sales.

The application of IFRS 9 had an impact as of January 1, 2018, due to the application of the new impairment model described in the Company's Consolidated Financial Statements, resulting in an increased impairment of ThUS$2,301, which was carried over to equity under IAS 8. (For more information, see Note 14.2)

3.19	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage.

In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

1.	Provision associated with the lower value of stock, which is directly identified with the product that generates it and involves three types: provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; reprocessing costs of products that are unfeasible for sale due to current specifications.

2.	Provision associated with physical differences in inventory: a provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

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Note 3	Significant accounting policies (continued)

3.19	Inventory measurement, continued

3.	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

4.	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation). These percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.20	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

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Note 3	Significant accounting policies (continued)

3.21	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.22	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

3.23	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in Property, plant and equipment and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

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Note 3	Significant accounting policies (continued)

3.24	Depreciation of property, plant and equipment, continued

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	8	7
Energy generating assets	3	16	7
Buildings	2	40	11
Supplies and accessories	2	16	6
Office equipment	2	20	6
Transport equipment	2	20	9
Network and communication equipment	3	15	5
IT equipment	2	16	4
Machinery, plant and equipment	1	28	9
Other property, plant and equipment	1	26	6

3.25	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

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Note 3	Significant accounting policies (continued)

3.26	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

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Note 3	Significant accounting policies (continued)

3.26	Intangible assets other than goodwill continued

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda. corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

3.27	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.28	Prospecting expenses

The Company holds mining concessions for exploration and exploitation of ore. The Company gives the following treatment to expenses associated with exploration and assessment of these resources:

•	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items:

-	Disbursements for geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the other non-current assets category, reclassifying the portion related to the area to by extracted that year as stock.

•	Expenses related to metal exploration are charged to profit or loss in the period in which they are registered.

•	Salar de Atacama exploration expenses are presented in non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring. These are amortized over 10 years.

•	Mt Holland exploration expenses primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

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Note 3	Significant accounting policies (continued)

3.29	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.30	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

3.31	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

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Note 3	Significant accounting policies (continued)

3.32	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.33	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

3.34	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

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Note 3	Significant accounting policies (continued)

3.35	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.642% and 5.114% for the periods ended December 31, 2018 and December 31, 2017, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2018 and 4.50% for 2017. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

3.36	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

3.37	Revenue recognition

The Company's revenues are predominantly sales of products, where its main performance obligation is to transfer the products under agreements in which the transfer of control, risks, property benefits, and in general, the fulfillment of the Company's performance obligations, occur at the same time.

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Note 3	Significant accounting policies (continued)

3.38	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.39	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

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Note 3	Significant accounting policies (continued)

3.40	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

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Note 3	Significant accounting policies (continued)

3.41	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See Notes 3.22, 15 and 16.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See Notes 15 and 16.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 18.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See Notes 19 and 22.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See Note 12.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

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Note 3	Significant accounting policies (continued)

3.42	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Changes in accounting estimates and policies (consistent presentation)

4.1	Changes in accounting estimates

In the preparation of the consolidated financial statements of the Company and subsidiaries, the management has made estimates regarding the useful lives of Properties, Plants and Equipment, assumptions used for the actuarial calculation of employee benefits, contingencies and provisions (for more information, see Note 3.45)

4.2	Changes in accounting policies

As of December 31, 2018, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

As of December 31, 2018, the consolidated financial statements of the Company present changes in the accounting policies with respect to the previous period due to application of IFRS 9 and IFRS 15 from January 1, 2018

The consolidated statements of financial position as of December 31, 2018 and, 2017 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2018 and 2017, have been prepared in accordance with the IFRS.

The accounting principles and criteria were applied consistently.

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10) FINANCIAL REPORTS

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

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Note 5	Financial Risk Management (continued)

5.2	Risk Factors

5.2.1   Risks Relating to Our Business

We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015

Following the investigations, the SII and the Chilean Public Prosecutor brought a number of criminal and administrative proceedings against (i) Patricio Contesse G., the Company’s former CEO whose employment was terminated in May 2015, (ii) Mr. Contesse and the Company’s then-current CEO, Patricio de Solminihac, and CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives and (iii) five then-current and former members of the Company’s Board of Directors. All the claims against Messrs. de Solminihac and Ramos were subsequently dismissed. The lawsuits against Mr. Contesse and the Board members are continuing.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and then-current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November 13, 2015, our former CEO and then-current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM American Depositary Shares (“ADS”) between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation, also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA"). The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

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Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

On January 26, 2018, the Eighth Lower Criminal Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries, SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. On August 17, 2018, the Eighth Lower Criminal Court of Santiago considered the conditions and decided to terminate the legal process.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In 2018, the average price for our potassium chloride and potassium sulfate business line was approximately 14% higher than in 2017. Our sales volumes for this business line were approximately 38% lower in 2018 compared to 2017. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$24 per kilogram in 2018, approximately 23% more than average prices obtained in 2017. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

In 2018, lithium demand continued to grow creating tight market conditions and increasing prices by 26% compared to 2017, driven mostly by an increase in demand related to battery use. During the second half of 2018, lithium supply increased, and prices slightly decreased in the fourth quarter. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There con be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. These agreements expire in 2030 and establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and increased to the maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States. After December 31, 2019, if no treaty is in effect, shareholders in those jurisdictions will be subject to a higher effective tax rate.

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10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with the instructions issued by the CMF, the effects generated by the change in the income tax rate were accounted for as retained earnings.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law (as defined below) or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

197

10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

198

10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs (continued)

ADS holders may be unable to enforce rights under U.S. securities laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

199

10) FINANCIAL REPORTS

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs (continued)

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

200

10) FINANCIAL REPORTS

Note 5	Financial risk management, continued

5.2.4	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	133,809
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	132,108
Total					367,361

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Sud Americano	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

The following table presents comparative information as of December 2017:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	F1	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves			-	-
Reserves	Investment fund deposits	-	-	-	144.464
Scotiabank Sud Americano	Time deposit		-	-	12,520
Nedank	Time deposit	P-3	B	-	3,686
ABN Amro Bank	Time deposit	-	-	-	1,439
Total					578,711

201

10) FINANCIAL REPORTS

Note 5	Financial risk management, continued

5.2.4	Credit risk, Continued

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	F1	71,748
Banco de Chile	90 days to 1 year				4,834
Banco Itaú-Corpbanca	90 days to 1 year	P-1	A-2	-	77,526
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F1	163,269
Morgan Stanley	90 days to 1 year	P-2	A-2	F1	4,191
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	AA	13,765
Total					365,132

5.2.5	Currency risk

The functional currency of the Company is the US Dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Company’s Board of Directors (the “Board”), the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Chilean peso (the “Peso”). Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the fourth quarter, approximately US$400 million accumulated in expenses are associated with the Peso. A significant part of the effect of these liabilities on the Statement of Financial Position is covered by derivative instrument operations that cover the balance sheet mismatch.

As of December 31, 2018, the Company held derivative instruments classified as hedges of foreign exchange risks associated with all of the bond liabilities denominated in UF, for a fair value of US$3.9 million against the Company. As of September 30, 2018, this value amounted to US$21.3 million in favor of the Company and as of December 31, 2017, it totaled US$5 million against the Company.

As of December 31, 2018, the exchange rate value for equivalent Pesos to US Dollars was Ch$694.77 per US Dollar, as of September 30, 2018, it was Ch$660.42 per Dollar and as of December 31, 2017, it was Ch$614.75 per US Dollar.

202

10) FINANCIAL REPORTS

Note 5	Financial risk management, continued

5.2.6	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company maintains current and non-current financial debt valued at the LIBOR rate plus spread.

As of Monday, December 31, 2018, the Company has around 5% of its financial liabilities linked to variations in the LIBOR rate and therefore any significant increases in that rate would impact its financial position. A change of 100 base points over that rate could generate variations in finance costs of around US$0.06 million.

Additionally, as of December 31, 2018, the Company does not maintain maturities of less than 12 months on all capital of the financial debt, thereby reducing exposure to variations in interest rates.

5.2.7	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2018, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$481 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

203

10) FINANCIAL REPORTS

Note 5	Financial risk management, continued

5.2.7	Liquidity risk, continued

	Nature of undiscounted cash flows
As of December 31, 2018	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Subtotal	1,343.32	65.47	903.42	713.60	1,682.49
Other derivative financial liabilities
Hedging liabilities	(14.34)	5.52	15.64	29.27	50.43
Derivative financial instruments	0.16	0.16	-	-	0.16
Subtotal	(14.18)	5.68	15.64	29.27	50.59
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	-
Total	1,492.89	234.32	919.64	742.87	1,733.08

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28,38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0,80	0.80	-	-	0.80
Subtotal	29,18	37.81	(9.51)	(18.36)	9.94
Trade accounts payable and other accounts payable	196,28	196.18	0.10	-	-
Total	1,247.64	446.22	513.11	733.31	1,496.36

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

204

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Assets	3,737,892	3,658,528
Liabilities	(1,652,401)	(1,470,707)
Equity	2,085,491	2,187,821

6.2	Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market (the "Securities Market Law"), the Commission for Financial Market (the "CMF") may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32.131 whereby it determined that Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (the "Pampa Group"), do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

205

10) FINANCIAL REPORTS

Note 7	Board of Directors, Senior Management and Key management personnel

7.1	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting on April 27, 2018.

On December 5, 2018, directors Darryl Stann and Mark F. Fracchia presented their resignations to the Board of Directors, and to date no replacements have been named.

As of December 31, 2018, the Company has the following Committees:

-	Directors’ Committee: This committee comprises Hernán Büchi Buc, Laurence Golbome Riveros and Alberto Salas Muñoz and fulfills the functions established in Article 50 bis of Chilean Law no. 18.046 on publicly-held corporations.
-	The Company’s Health, Safety and Environmental Matters Committee: This committee comprises Arnfinn F. Prugger, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

-	Corporate Governance Committee: Comprised of Hernán Büchi Buc. In the session held in December 2018, in consideration of the resignation of directors Darryl Stann and Mark F. Fracchia, the Board of Directors decided move forward on issues pertaining to this committee.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

206

10) FINANCIAL REPORTS

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors of SQM S.A. and of UF 350 in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.12% of profit for the period effectively earned by the Company during the 2018 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2018 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee as of December 31, 2018, amount to ThUS$3,791, and ThUS$ 3,231 as of December 31, 2017.

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

c)	Approval of a budget for operating costs for the Directors’ Committee equal to the total of their joint annual remunerations plus ThUS$825.

207

10) FINANCIAL REPORTS

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

208

10) FINANCIAL REPORTS

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2018, the global compensation paid to the 123 main executives amounts to ThUS$27,907, the global compensation paid to the 115 main executives as of December 31, 2017 amounted to ThUS$27,367. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2018 and the year ended December 31, 2017 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2018, there are 123 people occupying key management positions and 115 as of December 31, 2017.

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Key management personnel compensation (1)	27,907	27,367

(1)	Corresponds to a number of executives (see Note 7.1 number 7) a).

209

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of December 31, 2018 and December 31, 2017, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Fri 4900, Santiago	Chile	US dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Chilean peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US dollar	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US dollar	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US dollar	0.0040	99.9960	100.0000

(*) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda. SQM has management control over Comercial Agrorama Ltda.

210

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Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	1.0900	98.9100	100.0000
SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0159	99.9841	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US dollar	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Australian dollar	-	100.0000	100.0000
SACAL S.A.	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000

211

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Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US dollar	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US dollar	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	US dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	US dollar	-	100.0000	100.0000

212

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries

12/31/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	364,492	33,716	310,062	1,621	185,487	32,532	32,546
Proinsa Ltda.	52	-	-	-	-	-	-
SQMC Internacional Ltda.	193	-	-	-	-	(1)	(1)
SQM Potasio S.A.	38,237	935,027	123,838	23,180	3,270	271,247	270,514
Serv. Integrales de Tránsito y Transf. S.A.	62,355	37,594	92,154	2,054	33,392	134	118
Isapre Norte Grande Ltda.	553	754	551	152	3,444	30	(42)
Ajay SQM Chile S.A.	18,259	1,298	1,497	389	32,758	2,400	2,400
Almacenes y Depósitos Ltda.	264	46	-	-	-	(10)	(142)
SQM Salar S.A.	671,086	849,377	512,964	189,267	1,035,046	326,152	325,263
SQM Industrial S.A.	904,802	702,606	489,063	100,914	779,692	82,638	82,267
Exploraciones Mineras S.A.	3,137	30,999	6,039	-	-	2,071	2,071
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	270	571	417	292	2,341	2	(19)
Soquimich Comercial S.A.	139,210	13,558	39,743	6,692	136,563	3,492	3,466
Comercial Agrorama Ltda.	3,966	1,560	7,099	30	7,639	(1,061)	(1,062)
Comercial Hydro S.A.	4,897	28	40	8	25	119	119
Agrorama S.A.	7,235	485	12,086	48	9,440	(1,716)	(1,700)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,416	63	1	-	2	2
SQM MaG SpA	780	340	853	-	979	257	257
SQM North America Corp.	113,630	16,274	94,939	254	271,869	(1,342)	(993)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	39	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	30	136	3,349	-	-	127	127
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	148,464	3,586	-	-	22,131	22,162
SQM Perú S.A.	163	-	1,166	-	-	(107)	(107)
SQM Ecuador S.A.	24,529	144	21,773	72	32,181	766	766
SQM Brasil Ltda.	108	-	706	2,254	126	(32)	(32)
SQI Corporation N.V.	56	31	72	-	-	(6)	(6)
SQMC Holding Corporation L.L.P.	25,692	16,115	1,000	-	-	3,084	3,084
SQM Japan Co. Ltd.	78,457	210	75,948	171	204,313	208	208
subtotal	2,480,676	2,796,109	1,799,061	327,399	2,738,565	743,092	741,241

213

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	412,691	1,825	349,252	-	985,278	17,180	17,180
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	3		1	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,805	14,346	14,805	-		(2)	(2)
SQM Comercial de México S.A. de C.V.	110,558	3,040	81,325	-	198,180	1,327	1,327
SQM Investment Corporation N.V.	44,476	86	5,336	946	-	(624)	(624)
Royal Seed Trading Corporation A.V.V.	86	-	18,834	-	-	31	31
SQM Lithium Specialties LLP	15,753	3	1,264	-	-	(2)	(2)
Soquimich SRL Argentina	87	-	172	-	-	(79)	(79)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	128	78	370	164	2,848	10	10
SQM Nitratos México S.A. de C.V.	90	7	56	10	763	12	12
Soquimich European Holding B.V.	4,999	164,484	32,047	-	-	25,437	25,468
SQM Iberian S.A.	68,754	2,235	57,931	-	138,855	2,995	2,995
SQM Africa Pty Ltd.	59,925	1,448	48,663	-	106,514	4,871	4,871
SQM Oceanía Pty Ltd.	3,581	-	1,990	-	2,513	(527)	(527)
SQM Beijing Commercial Co. Ltd.	12,346	9	10,163	-	13,779	(121)	(121)
SQM Thailand Limited	8,302	7	4,835	-	8,348	485	485
298SQM Colombia SAS	4,592	279	4,830	-	3,056	(887)	(887)
SQM Australia Pty	29,856	88,587	5,005	26	-	562	562
Sacal S.A.	3	-	-	-	-	-	-
SQM Internacional	10,854	781	3,502	-	3,539	102	102
SQM Shangai Chemicals Co. Ltd.	8,437	36	6,212	-	6,059	(239)	(239)
Subtotal	812,265	277,402	647,883	1,146	1,469,732	50,529	50,560
Total	3,292,941	3,073,511	2,446,944	328,545	4,208,297	793,621	791,801

214

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	353,821	39,144	324,738	4,489	100,626	5,569	5,607
Proinsa Ltda.	59	1	-	-	-	(3)	(3)
SQMC Internacional Ltda.	219	-	-	-	-	(3)	(3)
SQM Potasio S.A.	243,513	951,448	85,279	23,092	4,129	282,442	282,874
Serv. Integrales de Tránsito y Transf. S.A.	27,822	36,606	57,208	1,596	35,210	1,727	1,712
Isapre Norte Grande Ltda.	561	834	590	147	1,952	44	65
Ajay SQM Chile S.A.	17,048	1,143	779	459	23,732	2,088	2,088
Almacenes y Depósitos Ltda.	301	50	1	-	-	(7)	83
SQM Salar S.A.	760,900	785,082	449,049	186,451	985,654	347,790	348,313
SQM Industrial S.A.	982,835	666,097	618,289	94,135	685,294	48,988	49,011
Exploraciones Mineras S.A.	540	31,691	6,206	-	-	(55)	(55)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	372	624	551	353	887	43	27
Soquimich Comercial S.A.	159,943	14,395	46,180	4,632	117,745	254	277
Comercial Agrorama Ltda.	9,977	1,852	12,388	54	13,061	(1,342)	(1,341)
Comercial Hydro S.A.	4,944	41	63	11	30	140	140
Agrorama S.A.	11,343	625	14,956	78	14,275	(2,041)	(2,059)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	341	4,356	50	-	-	-	-
SQM MaG SPA	10	-	-	-	-	-	-
SQM North America Corp.	131,452	15,442	162,180	782	250,522	(1,384)	(1,652)
RS Agro Chemical Trading Corporation A.V.V.	5,164	-	23	-	-	(30)	(30)
Nitratos Naturais do Chile Ltda.	-	141	3,451	-	-	(111)	(111)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	133,876	3,575	-	-	21,089	21,065
SQM Perú S.A.	270	-	1,166	-	-	24	24
SQM Ecuador S.A.	21,642	116	19,651	80	26,025	622	622
SQM Brasil Ltda.	187	-	663	2,345	336	(42)	(42)
SQI Corporation N.V.	16	26	61	-	-	(1)	(1)
SQMC Holding Corporation L.L.P.	24,600	15,193	1,000	-	-	2,263	2,263
SQM Japan Co. Ltd.	43,656	302	40,992	626	114,006	(2,168)	(2,168)
Subtotal	2,807,280	2,701,445	1,849,103	319,330	2,373,484	705,896	706,706

215

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	399,601	2,599	339,910	-	923,087	11,097	11,097
SQM Italia SRL	1,236	-	16	-	-	(3)	(3)
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,807	14,348	14,807	-	-	(8)	(8)
SQM Comercial de México S.A. de C.V.	92,961	2,288	64,318	-	193,523	4,381	4,381
SQM Investment Corporation N.V.	52,639	86	12,955	866	-	(7,198)	(7,198)
Royal Seed Trading Corporation A.V.V.	31,040	-	49,818	-	-	2,348	2,348
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	(8)	(8)
Soquimich SRL Argentina	168	-	173	-	-	(37)	(37)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	162	86	531	58	2,813	47	47
SQM Nitratos México S.A. de C.V.	49	8	30	7	301	6	6
Soquimich European Holding B.V.	53,664	137,393	71,761	1,493	-	18,476	18,452
SQM Iberian S.A.	57,241	1,720	48,891	-	175,936	119	119
SQM Africa Pty Ltd.	76,888	1,514	70,561	-	101,152	1,135	1,135
SQM Oceanía Pty Ltd.	4,151	-	2,033	-	2,045	301	301
SQM Agro India Pvt. Ltd.	-	-	-	-	-	-	-
SQM Beijing Commercial Co. Ltd.	8,804	16	6,518	-	3,691	151	151
SQM Thailand Limited	12,113	5	9,128	-	5,694	43	43
SQM Colombia SAS	278	131	33	-	-	(271)	(271)
SQM Australia Pty	25,654	24,800	-	-	-	-	-
Sacal S.A.	6	-	-	-	-	-	-
Subtotal	847,986	185,148	694,023	2,424	1,408,242	30,582	30,558
Total	3,655,266	2,886,593	2,543,126	321,754	3,781,726	736,478	737,264

216

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.3	Detail of transactions between consolidated companies

a)	Transactions conducted in 2018

On January 30, 2018, in SQM North America there was a capital increase of ThUS$36,251. All partners met this increase, maintaining share percentages.

On February 27, 2018, a capital contribution of ThUS$2,500 was made to SQM (Shanghai) Chemicals Co. Ltd. This company is a wholly-owned subsidiary of SQM Industrial S.A.

On March 28, 2018, in SQI Corporation N,V, there was a capital increase of ThUS$40. All partners met this increase, maintaining share percentages.

As of September 30, 2018, a total of ThUS$1,282 has been paid on the capital increase in SQM Colombia SAS subscribed during 2017 by SQM Industrial S.A. The transaction had no effect on consolidated earnings.

On August 1, 2018, the company Western Australia Lithium Pty changed its corporate name to Covalent Lithium Pty Ltd., maintaining all share percentages.

On November 9, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$2,670. All partners attended, maintaining all share percentages.

On November 29, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$5,250. All partners attended, maintaining all share percentages.

On December 14, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$83,500. All partners attended, maintaining all share percentages.

On December 18, 2018, Proinsa Ltda. sold to SQM Industrial S.A. 1 share in Agrorama S.A, thereby ending its participation in this company.

On December 18, 2018, SQMC Internacional Ltda. sold to Agrorama S.A. 1 share in Agrorama S.A.

b)	Transactions conducted in 2017

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the joint venture SQM Vitas Spain.

On January 10, 2017, SQM Japan Co, Ltd, carried out a capital increase of ThUS$8,676. Only Soquimich European Holding B.V. subscribed shares, thereby increasing its interest from 46.24% to 84.03% and reducing the interest held by SQM S.A. from 0.54% to 0.16% and by SQM Potasio S.A. from 53.22% to 15.81%, This had no impact on the consolidated results of SQM S.A., which continues to hold 100% of SQM Japan Co. Ltd. in its consolidated statement of financial position.

217

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation (continued)

8.3	Detail of transactions between consolidated companies, continued

b)	Transactions conducted in 2017, continued

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SpA was created in Chile with a capital contribution from SQM S.A. equivalent to ThUS$10 for a 100% interest. On August 29, 2017, the company's name was changed to "SQM MAG SpA". The transaction had no impact on the Company's consolidated results.

On April 19, 2017, the subsidiary SACAL S.A. was incorporated with capital of ThUS$7. The company is owned by SQM Potasio S.A. (95%) and SQM Industrial S.A. (5%), The transaction had no impact on the Company's consolidated results.

On May 4, 2017 SQI Corporation NV carried out a capital increase of ThUS$15.7, which belongs to SQM S.A. (with a share of 0.01587%) and SQM Potasio S.A. (with a share of 99.98413%)

On July 31, 2017, SQM Trading was legally formed. A capital of ThUS$3,080 was recorded as of June 30, 2018. The subsidiary is owned by the Company (0.58%) and Soquimich European Holding (99.42%). The transaction had no impact on the Company's consolidated results. Subsequent to its creation, this company changed its name to SQM International N.V.

SQM International N.V. (previously SQM Trading N.V.) was incorporated on July 31, 2017, born from the partial separation of SQM Europe N.V. into SQM Europe N.V. and SQM International N.V., both of which retained the same ownership structure as before. For tax purposes in Belgium, this separation was made effective retroactively as of January 1, 2017. In the annual accounts for 2017 to be presented in 2018 to the local authorities in Belgium, the statement of financial position and transactions are separated as of the effective date. The effects of this corporation are considered in the consolidated financial statements as of June 30, 2018.

During July 2017, the subsidiary SQM Agro India Private Limited was closed. The transaction had no impact on the Company's consolidated results.

On August 14, 2017, SQM Colombia SAS agreed to carry out a capital increase of ThUS$1,814.64, which was subscribed by its owner SQM Industrial S.A. To date, it has paid ThUS$641.The transaction had no impact on the Company's consolidated results.

On August 29, 2017, Compañía Minera Arfwedson SpA, changed its name to SQM MaG SpA.

On August 31, 2017, the subsidiary SQM Australia Pty Ltd, was created with initial capital of ThUS$7,000 (ThAUD8,729).This subsidiary is fully owned (100%) by SQM Potasio S.A. The functional currency of SQM Australia Pty Ltd, is the Australian dollar (AUD). Later, on December 14 of the same year, additional capital of ThUS$18,500 (AUD 24,105.5) was invested. These transactions had no impact on the Company's consolidated results.

218

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation (continued)

8.3	Detail of transactions between consolidated companies, continued

c)	Transactions conducted in 2017, continued

On November 27, 2017, the corporation ACN 623 090 139 was created in Australia. It later changed its corporate name to Western Australia Lithium pty with a capital of 10 Australian dollars. The corporation is owned by SQM Australia Pty Ltd (50%) and non-related third parties (50%).

On December 26, 2017, the company SQM (Shanghai) Chemicals Co. Ltd. was legally formed. No capital contributions had been recorded as of December 31, 2018.

219

10) FINANCIAL REPORTS

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.4	Background on non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests,	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,176	1,023	8,659	8,306	823	989
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	1,375	100	41,855	49,247	8,910	1,264
Comercial Agrorama Ltda.	30%	(318)	(403)	(481)	(184)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		2,233	720	52,311	59,647	9,733	2,253

220

10) FINANCIAL REPORTS

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2018 and December 31, 2017, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
Associates	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	10,821	15,936	596	1,483	-	-	596	1,483
Doktor Tarsa Tarim Sanayi AS	21,582	21,788	241	6,427	489	-	730	6,427
Ajay North America	14,951	14,432	3,728	3,677	-	-	3,728	3,677
Ajay Europe SARL	7,845	8,144	1,373	1,049	(439)	26	934	1,075
Charlee SQM Thailand Co, Ltd,	-	2,301	316	393	-	-	316	393
SQM Eastmed Turkey,	310	-	370	(25)	(21)	-	349	(25)
Kore Potash Ltd,	20,467	20,000	(1,543)	-	(1,206)	-	(2,749)	-
Total	75,976	82,601	5,081	13,004	(1,177)	26	3,904	13,030

221

10) FINANCIAL REPORTS

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

			Country of	Share of ownership	Dividends received
Associate	Description of the nature of the relationship	Domicile	incorporation	in associates	12/31/2018	12/31/2017
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	5,641	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,807	1,123
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z,I, du Grand Verger BP 227 53602 Evron Cedex	France	50%	811	968
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	362	-
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	17,52%	-	-
Total					9,621	2,091

222

10) FINANCIAL REPORTS

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V

(3)	Abu Dhabi Fertilizer Industries WWL

Company	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B,V, (1)	Distribution and trading of specialty plant nutrients,	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N,V, (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services	27, Cd, No:2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients,	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str,	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Internacional Technical and Trading Agenies Co. WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East	P.O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

223

10) FINANCIAL REPORTS

Note 9	Equity-accounted investees (continued)

9.2	Assets, liabilities, revenue and expenses of associates

12/31/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	32,093	2,847	5,695	-	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	-	40,290	7,608	-	7,608
Ajay Europe SARL	21,219	1,214	6,743	-	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash Ltda.	6,659	148,426	2,180	-	-	(8,198)	(6,882)	(15,080)
Total	149,837	179,298	47,056	9,943	187,061	4,989	(6,825)	(1,836)

12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	(4)	4,004
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	(4,367)	8,487
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	2,208	4,306
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	414	1,395
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	(12)	(61)
Total	181,405	29,910	59,507	13,766	194,902	27,397	(1,761)	25,636

224

10) FINANCIAL REPORTS

Note 9	Investment in Associates (continued)

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of December 31, 2018 and December 31, 2017.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

9.4	Disclosures on interest in associates

a) Transactions conducted in 2018:

During the first quarter, SQM S.A. increased its capital in Kore Potash Ltd, by ThUS$ 3,000.

In March 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In March 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018, the associate company Doktor Tarsa Tarim, made a capital increase of 86 million Turkish Lira (ThUS$ 18,753), which was generated by the reclassification of retained earnings.

In June 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 4,348. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In June 2018 the company Ajay North America paid dividends of ThUS$1,432.

In June 2018 the company Ajay North Europe SARL paid dividends of ThUS$1,622.

In June 2018 the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$906.

In September 2018, the company Ajay North America paid dividends of ThUS$1,432.

225

10) FINANCIAL REPORTS

Note 9	Investment in Associates (continued)

9.4	Disclosures on interest in associates, continued

a) Transactions conducted in 2018, continued:

In September 2018 the company Ajay North America paid total dividends of ThUS$1,432.

On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$759.

In 2018, the company Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

In December 2018 the company Ajay North America paid total dividends of ThUS$1.432.

b) Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

226

10) FINANCIAL REPORTS

Note 10	Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.(See Note 3.22)

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date of the presentation of these financial statements, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy. EUR5.5 million were paid for a 50% share, generating a lower value of EUR2,602,180. The functional currency of the joint venture is the Euro.

227

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.2	Disclosures of interest in joint ventures, continued

On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd. to be recognized as a separate joint venture. In previous years, the Financial Statements for this Company were included in those of SQM Australia Pty.

On December 31, 2018, as part of the investment in Pavoni & C., SpA, the goodwill generated in the purchase of this joint venture was classified, a sum of ThUS$3,206.

In December 2018, SQM S.A. sold the share it held in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507, which was presented in the Consolidated Statement of Income by Function in Other income (losses) (See Note 27.6)

The subsidiary SQM Industrial S.A., has recorded an impairment loss of ThUS$8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co. Ltd. joint venture. The impairment is disclosed by deducting the value of the aforementioned investment, in the caption “Equity method investments".

b)	Operations conducted in 2017

On December 1, 2017, SQM Potasio S.A. recognized the goodwill value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422,5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

228

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2018	12/31/2017
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda. (1)	Production and distribution of soluble fertilizers,	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate,	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Jebel ALI Free Zone P,O, Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V.	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C.,Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St. Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-

(1)	December 31, 2018, these joint ventures are classified as Non-current assets or groups of assets classified as held for sale. See Note 33.

229

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa.
(3)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia,	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1),	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int. 25	Italy	50.48%	-	-
SQM Vitas Plantacote B.V. (3)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Joint Venture	Final reporting period date	Accounting method

Coromandel SQM India	December 31, 2018	Equity method
SQM Vitas Fzco.	December 31, 2018	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2018	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2018	Equity method
SQM Vitas Perú S.A.C.	December 31, 2018	Equity method
SQM Vitas Holland B.V.	December 31, 2018	Equity method
Pavoni & C. Spa.	December 31, 2018	Equity method
Arpa Speciali S.R.L.	December 31, 2018	Equity method
Covalent Lithium Pty Ltd.	December 31, 2018	Equity method

230

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	1,992	11,444	(650)	(535)
Coromandel SQM India	1,729	1,633	174	165
SQM Vitas Fzco.	20,202	19,478	1,781	1,502
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,168	2,980	188	361
SQM Vitas Holland	1,345	1,429	(14)	(18)
Minera Exar S.A. (1)	-	33,065	(206)	(27)
Pavoni & C., Spa	7,084	-	(39)	-
Covalent Lithium Pty Ltd.	53	-	36	-
Total	35,573	70,029	1,270	1,448

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	-	-	(650)	(535)
Coromandel SQM India	-	-	174	165
SQM Vitas Fzco.	-	(5)	1,781	1,497
SQM Star Qingdao Corp. Nutrition Co. Ltd.	1	-	189	361
SQM Vitas Holland	-	-	(14)	(18)
Minera Exar S.A. (1)	(1)	-	(206)	(27)
Pavoni & C., Spa	-	-	(40)	-
Covalent Lithium Pty Ltd.	-	-	53	-
Total	-	(5)	1,287	1,443

(1)	As of December 31, 2018, the table below does not present investments in joint ventures transferred to the item non-current assets or groups of assets classified as held for sale. For more information, see Note 33.

231

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	12,405	11,003	2,879	1,753
SQM Vitas Peru S.A.C (1)	5,188	5,961	(550)	(216)
SQM Vitas Plantacote B.V. (2)	-	669	-	(1)
Arpa Speciali S.R.L. (3)	122	-	(88)	-
Total	17,715	17,633	2,241	1,536

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	(661)	(51)	779	826
SQM Vitas Peru S.A.C (1)	-	-	(275)	(108)
SQM Vitas Plantacote B.V. (2)	-	-	-	(1)
Arpa Speciali S.R.L. (3)	-	-	-	-
Total	(661)	(51)	504	717

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland
(3)	Pavoni & C. SPA

232

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
				-
Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	28,699	6,098	13,281	-	12	(1,372)	-	(1,372)
Coromandel SQM India	5,656	852	3,050	-	11,605	348	-	348
SQM Vitas Fzco.	25,489	17,592	2,678	-	16,583	3,561	1	3,562
SQM Star Qingdao Corp. Nutrition Co. Ltd.	7,754	114	1,533	-	13,004	377	-	377
SQM Vitas Brazil Agroindustria	36,648	7,566	31,808	-	82,625	2,879	(1,322)	1,557
SQM Vitas Peru S.A.C	22,365	7,785	18,996	5,966	28,619	(550)	-	(550)
SQM Vitas Holland B.V.	2,692	-	1	-	-	(28)	-	(28)
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	-	-
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	-	(79)
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	239	100	233	-	-	106	-	106
Total	139,604	46,597	79,678	6,664	167,909	5,242	(1,321)	3,921

	12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco.	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

233

10) FINANCIAL REPORTS

Note 10	Joint Ventures (continued)

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	106	6,198	-	-	-	-
Coromandel SQM India	308	1,118	-	-	-	-
SQM Vitas Fzco.	19,312	15,307	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,543	3,675	-	-	-	-
SQM Vitas Brazil Agroindustria	1,869	5,139	13,380	7,342	-	-
SQM Vitas Peru S.A.C.	371	687	3,819	2,215	801	1,372
SQM Vitas Holland B.V	2,692	2,190	-	-	-	-
SQM Vitas Plantacote B.V	-	679	-	-	-	-
Minera Exar S.A.	-	9,189	-	-	-	-
Pavoni &C., Spa	407	-	5,464	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	156	-	-	-	-	-
Total	29,764	44,182	22,663	9,557	801	1,372

	Interest expense
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(948)	(696)	(1)	(25)	97	303
Coromandel SQM India	445	-	(9)	(16)	(38)	(485)
SQM Vitas Fzco.	(509)	(553)	(8)	(19)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(67)	(68)	-	-	(187)	(174)
SQM Vitas Brazil Agroindustria	(408)	(453)	(886)	(1,253)	(117)	(283)
SQM Vitas Peru S.A.C,	(347)	(375)	(425)	(432)	(230)	(214)
SQM Vitas Holland B.V	-	-	-	-	-	-
SQM Vitas Plantacote B.V	-	-	-	(1)	-	-
Minera Exar S.A.	-	(523)	-	(32)	-	(620)
Pavoni & C., Spa	(542)	-	(335)	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	(16)	-	(5)	-	(46)	-
Total	(2,392)	(2,668)	(1,669)	(1,778)	(521)	(1,473)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

234

10) FINANCIAL REPORTS

Note 11	Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of December 31, 2018 and December 31, 2017, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Cash on hand	75	60
Cash in banks	101,662	50,137
Other demand deposits	746	1,530
Total cash	102,483	51,727

b)	Cash equivalents

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	187,666	290,914
Short-term investments, classified as cash equivalents	265,917	287,797
Total cash equivalents	453,583	578,711

Total cash and cash equivalents	556,066	630,438

11.2	Short-term investments, classified as cash equivalents

As of December 31, 2018 and December 31, 2017, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	132,108	144,464
JP Morgan US dollar Liquidity Fund Institutional	133,809	143,333
Total	265,917	287,797

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

235

10) FINANCIAL REPORTS

Note 11	Cash and cash equivalents (continued)

11.3	Information on cash and cash equivalents by currency

As of December 31, 2018 and December 31, 2017, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2018	12/31/2017
Original currency	ThUS$	ThUS$
Chilean Peso (*)	157,500	579
US Dollar	353,037	612,727
Euro	4,739	9,782
Mexican Peso	1,242	258
South African Rand	5,843	4,074
Japanese Yen	1,786	1,773
Peruvian Sol	7	8
Brazilian Real	-	38
Chinese Yuan	2,305	1,143
Dírham United Arab Emirates	1	-
Indian rupee	3	-
Argentine Peso	2	1
Pound Sterling	3	55
Australian dollar	29,598	-
Total	556,066	630,438

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2018 and December 31, 2017, restricted cash balances are presented in Note 14.

236

10) FINANCIAL REPORTS

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2018 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2018 ThUS$

Scotiabank	Fixed term	Ch$	2.50	10/18/2018	1/16/2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55	11/6/2018	1/9/2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55	11/30/2018	1/3/2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55	12/3/2018	1/3/2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50	12/3/2018	1/3/2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50	12/7/2018	1/9/2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50	12/10/2018	1/9/2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35	12/10/2018	1/9/2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06	12/11/2018	1/11/2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75	12/12/2018	1/15/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50	12/14/2018	1/9/2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65	12/17/2018	1/17/2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60	12/17/2018	1/17/2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40	12/17/2018	1/31/2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06	12/17/2018	1/31/2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95	12/17/2018	1/31/2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26	12/19/2018	1/31/2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42	12/26/2018	2/26/2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26	12/26/2018	2/26/2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/7/2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/14/2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/21/2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	600	-	600
Banco de Chile	Fixed term	US$	3.16	12/28/2018	1/28/2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53	12/28/2018	1/8/2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08	12/28/2018	1/28/2019	2,500	1	2,501
Banco Santander- Santiago	Fixed term	Ch$	0.20	12/28/2018	1/4/2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12/31/2018	1/21/2019	81	3	84
Nedbank	On demand	US$	-	12/31/2018	1/1/2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to monthly rate..

237

10) FINANCIAL REPORTS

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents, continued

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2017 ThUS$

Scotiabank Sud Americano	Fixed term	Ch$	0.24	11/21/2017	1/02/2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11/29/2017	2/27/2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12/27/2017	1/18/2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12/28/2017	1/04/2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12/06/2017	1/05/2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12/15/2017	1/16/2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12/26/2017	1/26/2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12/27/2017	1/04/2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12/27/2017	1/04/2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12/27/2017	1/04/2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12/11/2017	1/31/2018	163	-	163
Nedbank	On demand	US$	-	12/01/2017	1/31/2018	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12/31/2017	1/02/2018	1,439	-	1,439
Total						290,397	517	290,914

238

10) FINANCIAL REPORTS

Note 11	Cash and cash equivalents (continued)

11.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Cash and cash equivalents	556,066	630,438
Other current financial assets	312,721	366,979
Other non-current financial hedge assets	13,425	8,910
Borrowings - repayable within one year (including overdraft)	(23,585)	(220,328)
Borrowings - repayable after one year	(1,330,382)	(1,031,507)
Net debt	(471,755)	(245,508)

Cash and liquid investments	882,212	1,006,327
Gross debt - fixed interest rates	(1,353,967)	(1,251,835)
Net debt	(471,755)	(245,508)

239

10) FINANCIAL REPORTS

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$

Raw material reserves	6,764	9,364
Supplies for production reserves	26,840	22,257
Products-in-progress reserves	423,621	456,333
Finished product reserves	456,449	414,120
Total	913,674	902,074

As of December 31, 2018, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$347,100 and ThUS$333,194 as of December 31, 2017, (included in work in progress).

Inventory reserves recognized as of December 31, 2018 amount to ThUS$105,282, and ThUS$96,284 as of December 31, 2017. For finished and in-process products, the provisions constituted include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs, etc.), inventory differences and potential errors in the determination of inventories (e.g., errors in topography, grade, humidity, etc.), see Note 3.18.

For inventories of raw materials, supplies, materials and parts, lower value provisions have been associated with the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$

Raw material reserves	1,838	93
Products-in-progress reserves	82,673	80,249
Finished product reserves	20,771	15,942
Total	105,282	96,284

The Company has not delivered inventory as collateral for the periods indicated above.

240

10) FINANCIAL REPORTS

Note 12	Inventories (continued)

As of December 31, 2018 and, 2017, movements in provisions are detailed as follows:

	12/31/2018	12/31/2017
Conciliation	ThUS$	ThUS$
Beginning balance	96,284	81,295
Increase in Lower Value (1)	7,845	19,515
Additional Provision Differences of Inventory. (2)	3,176	573
Increase / Decrease eventual differences and others (3)	2,436	(178)
Provision Used	(4,459)	(4,921)
Total changes	8,998	14,989
Final balance	105,282	96,284

(1)	There are three types of Lower Value Provisions: Economic Realizable Lower Value, Potential Inventory with Uncertain Future Use and Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process. At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to diverse provision percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous profit and loss, as is the case with provisions in Commercial Offices.

241

10) FINANCIAL REPORTS

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market (the "Securities Market Law"), the Commission for Financial Market (the "CMF") may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32.131 whereby it determined that Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (the "Pampa Group"), do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

242

10) FINANCIAL REPORTS

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd,	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary

243

10) FINANCIAL REPORTS

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A.: Group is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Minera Exar S.A. (2)	Argentina	US$	Joint control
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	SQM Vitas Brazil Agroindustria (3)	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C. (3)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (4)	Holland	Euro	Other related parties
Foreign	Plantacote N.V (4)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (4)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (4)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (4)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL (5)	Jordan	United Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (6)	Italy	Euro	Other related parties

(1) During the month of November 2018, the stake held in Charlee SQM Thailand Co. Ltd. was sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A.

(3) These Companies are subsidiaries of the SQM Vitas Fzco joint venture.

(4) These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.

(5) These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL

(6) These companies are subsidiaries of the joint venture Pavoni & C, SPA

244

10) FINANCIAL REPORTS

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Julia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda(*)	Chile	Chilean peso	Other related parties

(*) Correspond to Mining Contractual Societies

245

10) FINANCIAL REPORTS

Note 13	Related party disclosures (continued)

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2018 and 2017, the detail of significant transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2018 ThUS$	12/31/2017 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	16,726	17,538
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	19,470	15,706
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	811	969
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	16,810	13,206
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,807	1,123
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	5,811	4,351
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	5,641	-
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Sale of products	4,960	5,102
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Dividends	362	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	45
Foreign	Kowa Company Ltd. (3)	Other related parties	Japan	Sale of products	-	132,495
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	44,827	31,137
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	17,204	23,058
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	-	85
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	252
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	7,696	8,011
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	200
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	-	210
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	-	11,000
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,674	1,218
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Sale of products	187	423
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	4,554	2,108
Foreing	SQM eastmed Turkey	Associate	Turkey	Sale of products	30	-
Foreing	Pavoni & C., Spa	Joint venture	Italy	Sale of products	201	-
Foreing	Arpa Speciali S.R.L	Other related parties	Italy	Sale of products	207	-
Total					149,978	268,237

(1)	As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. sold.

(2)	(2) During the month of December 2018, the stake held in Minera Exar S.A..

(3)	As of December 31, 2018, Kowa Company Ltd. is not considered a related party.

246

10) FINANCIAL REPORTS

Note 13	Related party disclosures (continued)

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices. In addition, they have been eliminated upon consolidation and are not disclosed in this note.

					12/31/2018	12/31/2017
Tax ID N°	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.(1)	Associate	Thailand	US$	-	1,204
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3,756	4,689
Foreign	Ajay North America LLC.	Associate	United States	US$	2,079	2,005
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	857	73
Foreign	Kowa Company Ltd.(1)	Jointly controlled entity	Japan	US$	-	5,008
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	15,818	17,293
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	12,768	13,766
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,025	3,804
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Emirates dirham	105	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	248	50
Foreign	Plantacote N.V.	Associate	Belgium	Euro	312	190
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	41	44
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	US$	-	11,000
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	30	-
Foreing	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	12	-
Foreign	Doktor Tarsa Tarim Sanayi As	Joint venture	Turkey	US$	6,497	-
Total					44,554	59,132

(1) As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A..

The accounts receivable presented are net of provision (provision for 2018 ThUS$ 10,966 and 2017 for ThUS $ 14,125, see Note 14.2)

13.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	11
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	-	7
Foreign	SQM Star Qingdao Corp Nutrition Co,, Ltd.	Joint venture	China	US$	-	725
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	584
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	38
Foreign	Covalent Lithium Pty Ltd	Associate	Australia	Australian dollar	9	-
Current Total					9	1,365

247

10) FINANCIAL REPORTS

Note 14	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

14.1	Types of other financial assets

Description of other financial assets	12/31/2018 ThUS$	12/31/2017 ThUS$

Financial assets at amortized cost (1)	291,790	360,941
Derivative financial instruments
- - For hedging	18,238	-
- Held for trading at fair value through profit or loss (2)	2,693	6,038
Total other current financial assets	312,721	366,979

Investments classified as available for sale at fair value through profit or loss	-	9,179
Financial assets at fair value through other comprehensive income	3,631	-
Derivative financial instruments
- For hedging	13,425	8,910
Financial assets at amortized cost (3)	75	24,790
Total other non-current financial assets	17,131	42,879

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the following financial institutions::

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

(3)	SQM Potassium S.A., contributed ThUS$24,745 to Western Australia Lithium (WAL). As of December 31, 2017, this had not been legally incorporated as a Company and the funds remained in trust pending transfer to WAL.

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Banco Santander	23,124	163,269
Banco de Crédito e Inversiones	145,834	71,748
Banco Itaú-Corpbanca	70,719	77,527
Banco Security	27,215	28,592
Scotiabank Sud Americano	24,898	13,764
Banco Chile	-	4,834
Banco BBVA Chile	-	1,207
Total	291,790	360,941

248

10) FINANCIAL REPORTS

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	429,150	-	429,150	412,321	-	412,321
Prepayments	16,147	-	16,147	16,177	-	16,177
Other receivables	19,558	2,275	21,833	18,377	1,912	20,289
Total trade and other receivables	464,855	2,275	467,130	446,875	1,912	448,787

	12/31/2018			12/31/2017
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Trade receivables, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Prepayments, current	16,990	(843)	16,147	16,877	(700)	16,177
Other receivables, current	23,863	(4,305)	19,558	23,409	(5,032)	18,377
Current trade and other receivables	40,853	(5,148)	35,705	40,286	(5,732)	34,554
Other receivables, non-current	2,275	-	2,275	1,912	-	1,912
Non-current receivables	2,275	-	2,275	1,912	-	1,912
Total trade and other receivables	488,798	(21,668)	467,130	469,598	(20,811)	448,787

249

10) FINANCIAL REPORTS

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of December 31, 2018 the detail of the uncollateralized portfolio is as follows:

2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,429	403,805	136	668
1-30 days	1,284	17,899	390	596
31-60 days	940	8,063	154	118
61-90 days	661	2,147	41	75
91-120 days	498	1,210	27	47
121-150 days	85	385	16	29
151-180 days	49	177	21	176
181-210 days	14	1,289	41	231
211-250 days	12	107	101	242
>250 days	1,756	7,258	305	1,148
Total	6,728	442,340	1,232	3,330

As of December 31, 2017 the detail of the uncollateralized portfolio is as follows:

2017
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	3,039	344,802	23	706
1-30 days	1,598	41,510	376	924
31-60 days	824	8,813	130	272
61-90 days	756	3,740	50	119
91-120 days	548	7,367	22	54
121-150 days	182	2,914	22	56
151-180 days	443	5,602	45	75
181-210 days	365	4,470	27	45
211-250 days	682	112	29	138
>250 days	1,837	3,050	350	2,631
Total	10,274	422,380	1,074	5,020

250

10) FINANCIAL REPORTS

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

As of December 31, 2018 and December 31, 2017, movements in provisions are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	34,936	31,616
Adjustment to Starting Balance through New Model Calculations (IFRS 9)	2,301	-
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	(2,967)	8,037
Use of Provision Applied to Accounts Receivable	(1,636)	(4,717)
Impairment of Accounts Receivable Provision at the Star of the Period (1)+(2)	32,634	34,936
(1) Trade and Other Receivables Provision	21,668	20,811
(2) Current Related Party Receivables Provision	10,966	14,125
Recovery of Insurance	827	126

Impairment of Accounts Receivable Provision	32,634	34,936
Renegotiated Provision	2,056	2,580
Non-renegotiated Provision	30,578	32,356

Credit risk concentration.

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

251

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF in Chilean pesos. As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 461,659, and as of December 31, 2017 such contracts amounted to ThUS$ 266,335.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	13,516	(3,004)	8,256	-	8,256

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	(17,318)	16,636	1,541	-	1,541

Hedging assets with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	18,146	19,911	(1,765)	-	(1,765)

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	17,128	33,696	41	-	41

252

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2018 and December 31, 2017.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	155,214	UF	01/05/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

253

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. At present, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

14.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	31/12/2018			31/12/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
- Bank borrowings	300	68,870	69,170	163,568	-	163,568
- Obligations with the public (bonds)	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Derivative financial instruments
- - For hedging	5,285	12,033	17,318	37,287	-	37,287
- Held for trading at fair value through profit or loss
Hedging liabilities	2,855	-	2,855	5,979	-	5,979
Total	23,585	1,330,382	1,353,967	220,328	1,031,507	1,251,835

254

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Current and non-current bank borrowings

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Long-term bank borrowings	68,870	-
Short-term bank borrowings	-	163,568
Current portion of long-term loans	300	-
Short-term borrowings and current portion of long-term borrowings	69,170	163,568
Total bank borrowings	69,170	163,568

255

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2018 and December 31, 2017, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment			Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	Vencimiento	rate	rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	3.60%	3.98%
Foreign	Nitratos Naturais do Chile Lim	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.17%	5.17%
Foreign	SQM Brasil Limitada	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.5%	5.5%

		12/31/2018			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limitada	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

256

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM,S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM,S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM,S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

257

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2018 and December 31, 2017, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	4/21/2019	US$	Semiannual	Upon maturity	0.95%	5,50%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	1/28/2019	US$	Semiannual	Upon maturity	2,75%	4,38%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$300	4/03/2019	US$	Semiannual	Upon maturity	1,77%	3,63%
93,007,000-9	SQM S.A.	CHILE	564	H	1/05/2019	UF	Semiannual	Semiannual	1,90%	4,90%
93,007,000-9	SQM S.A.	CHILE	699	O	2/01/2019	UF	Semiannual	Upon maturity	2,60%	3,80%
93,007,000-9	SQM S.A.	CHILE	563	P	1/15/2019	UF	Semiannual	Upon maturity	3,07%	3,25%
93.007.000-9	SQM S.A.	Chile	700	Q	6/01/2019	UF	Semiannual	Upon maturity	3,34%	3,45%

			12/31/2018			12/31/2018
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	CHILE	ThUS$250,000	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	CHILE	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	CHILE	O	-	934	934	-	934	934	(67)	867
SQM S.A.	CHILE	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	CHILE	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

258

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	CHILE	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	CHILE	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	-	-	-	-	2,674	2,674	(385)	2,289
SQM S.A.	CHILE	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	CHILE	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	CHILE	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

259

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2018. As of December 31, there were no loans:

Debtor			Creditor			Currency or
Chilean Tax ID	Company	Country	Chilean Tax ID	Financial institution	Country	adjustment index	Type of amortization	Effective rate	Nominal rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

		12/31/2018				12/31/2018
Creditor	Creditor	Nominal non-current maturities				Non-current maturities
Company	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

260

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2018 and December 31, 2017 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	CHILE	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	CHILE	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

Nominal non-current maturities 12/31/2018							Non-current maturities 12/31/2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	-	-	-	-	158,704	158,704	-	-	-	-	158,704	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(85)	118,943
Total	250,000	-	300,000	-	706,274	1,256,274	250,000	-	300,000	-	706,274	1,256,274	(6,795)	1,249,479

261

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2018 and December 31, 2017, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No,	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93.007.000-9	SQM S.A.	CHILE	699	O	01/02/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

262

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

e)	Additional information

Bonds

On December 31, 2018 and December 31, 2017, short term bonds of ThUS$15,145 and ThUS$13,494 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,249,479 on December 31, 2018 and ThUS$1,031,507 on December 31, 2017, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) ), series P bonds and series Q bonds , net of bond issuance costs

As of December 31, 2018 and, 2017, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2018, and December 31 2017, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2017
ThUS$
Principal payment	57,290
Interest payment	1,515

263

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Serie “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019.

As of December 31, 2018, and December 31, 2017, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payments of interest, Series H bonds	8,325	7,691

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2018, and December 31, 2017, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Interest payment	13,750	13,750

264

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. On February 1, 2017, the M bond was canceled.

Payments made	12/31/2017 ThUS$
Principal payment Series M bonds	40,726
Payment of interest, Series M bonds	667

Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of December 31, 2018, and December 31, 2017 the Company has made the following payments with a charge to the Series O bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest, Series O bonds	2,457	2,301

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2018, and December 31, 2017, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest	10,875	10,875

265

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250,000

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2018, and December 31, 2017, the following payments have been made.

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest	10,938	10,938

Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

Payments made	12/31/2018 ThUS$
Payment of interest	2,027

266

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series Q Bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds") was authorized in the general stock market for the sum of UF 3,000,000, which were issued with a charge to the 30-year Bonds Line registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The Bonds (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, as of June 1, 2018; and (iii) may be redeemed early by the Company as of the placement date, that is, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

Translated with www.DeepL.com/Translator

Payments made	12/31/2018 ThUS$
Payment of interest	319

267

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.5	Trade and other payables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	163,373	-	163,373	195,858	-	195,858
Other accounts payable	378	-	378	422	-	422
Total	163,751	-	163,751	196,280	-	196,280

As of December 31, 2018 and December 31, 2017, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	48,969	1,919	912	25	278	2	52,105
Services	37,376	314	157	107	19	35	38,008
Others	54,978	161	20	-	-	3	55,162
Total	141,323	2,394	1,089	132	297	40	145,275

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	72,567	-	-	-	-	-	72,567
Services	36,855	-	-	-	-	3	36,858
Others	45,104	-	-	-	-	-	45,104
Total	154,526	-	-	-	-	3	154,529

Suppliers past due on payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	1,533	209	210	255	175	287	2,669
Services	12,229	838	109	111	309	141	13,737
Others	1,039	385	92	6	60	110	1,692
Total	14,801	1,432	411	372	544	538	18,098

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	16,693	448	3,965	1,784	1,602	42	24,534
Services	11,704	1,913	547	681	1,325	17	16,187
Others	479	9	13	20	46	41	608
Total	28,876	2,370	4,525	2,485	2,973	100	41,329

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company, As of December 31, 2018, the Company has purchase orders amounting to ThUS$59,919 (ThUS$41,601 as of December 31, 2017).

268

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	12/31/2018	Effect on profit or loss as of 12/31/2018	12/31/2017	Effect on profit or loss as of 12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	91	-	-	-
Total	91	-	-	-

269

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories

As of December 31, 2018 and December 31, 2017 there are no balances corresponding to derivative instruments measured at their fair value,

a)	Financial Assets

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent	556,066	-	556,066	630,438	-	630,438
Trade receivables due from related parties	44,554	-	44,554	59,132	-	59,132
Financial assets measured at amortized cost	291,790	75	291,865	360,941	45	360,986
Loans and receivables measured at amortized cost	464,855	2,275	467,130	446,875	1,912	448,787
Total financial assets measured at amortized cost	1,357,265	2,350	1,359,615	1,497,386	1,957	1,499,343

Derivative financial instruments
For hedging purposes	18,238	13,425	31,663	-	8,910	8,910
Held for trading at fair value through profit or loss	2,693	-	2,693	6,038	-	6,038
Financial assets classified as available for sale at fair value through equity	-	3,631	3,631	-	33,924	33,924
Total financial assets at fair value	20,931	17,056	37,987	6,038	42,834	48,872
Total financial assets	1,378,196	19,406	1,397,602	1,503,424	44,791	1,548,215

270

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2018			12/31/2017
	Current	Non- Current	Total	Current	Non- Current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable to related entities	9	-	9	1,365	-	1,365
Derivative financial instruments
For hedging purposes	5,285	12,033	17,318	37,287	-	37,287
Held for trading at fair value through profit or loss	2,855	-	2,855	5,979	-	5,979
Financial liabilities at fair value through profit or loss	8,149	12,033	20,182	44,631	-	44,631

Liabilities at amortized cost
Bank loans	300	68,870	69,170	163,568	-	163,568
Obligations to the public	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Financial liabilities at amortized cost (trade and other payables)	163,751	-	163,751	196,280	-	196,280
Total financial liabilities at amortized cost	179,196	1,318,349	1,497,545	373,342	1,031,507	1,404,849
Total financial liabilities	187,345	1,330,382	1,517,727	417,973	1,031,507	1,449,480

271

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

272

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets,

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

273

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2018	12/31/2018	12/31/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	464,855	464,855	-	-	464,855	-
Trade receivables due from related parties, current	44,554	44,554	-	-	44,554	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	291,790	291,790	-	-	291,790	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	424	424	-	-	-	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	95	95	-	-	95	-
- Actions	-	-	3,611	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	300	300	-	-	300	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	15,145	-
Trade and other payables, current and non current	163,751	163,751	-	-	163,751	-
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

274

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2017	12/31/2017	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	630,438	630,438	-	-	630,438	-
Trade and other receivables, current	446,875	446,875	-	-	446,875	-
Trade receivables due from related parties, current	59,132	59,132	-	-	59,132	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	360,941	360,941	-	-	360,941	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,744	-	2,744	-
- Options	-	-	110	-	110	-
- Hedging assets	-	-	3,184	-	3,184	-
- Investment hedge swaps	-	-	-	-	-	-
Non-current accounts receivable	1,912	1,912	-	-	1,912	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	24,811	24,811	-	-	24,811	-
- Actions	-	-	9,159	9,159	-	-
- Hedging assets - Swaps	-	-	8,909	-	8,909	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	163,568	163,568	-	-	163,568	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	5,534	-	5,534	-
- Options	-	-	445	-	445	-
- Hedging liabilities - Swaps	-	-	37,287	-	37,287	-
- Unsecured obligations	13,494	13,494	-	-	13,494	-
Trade and other payables, current and non current	196,280	196,280	-	-	196,280	-
Trade payables due to related parties, current	1,365	1,365	-	-	1,365	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	-	-	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	-	-	1,131,639	-
- Non-current hedging liabilities	-		-	-	-	-

275

10) FINANCIAL REPORTS

14.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2018 and December 31, 2017, assets pledged as guarantees are as follows:

Restricted cash	12/31/2018 ThUS$	12/31/2017 ThUS$
Isapre Norte Grande Ltda,	712	771
Total	712	771

276

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

277

10) FINANCIAL REPORTS

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	556,066	556,066	630,438	630,438
Current trade and other receivables	464,855	464,855	446,875	446,875
Receivables due from related parties, current	44,554	44,554	59,132	59,132
Other financial assets, current:
- Time deposits	291,790	291,790	360,941	360,941
- Derivative instruments	2,693	2,693	6,038	6,038
- Hedging assets	18,238	18,238	-	-
Total other current financial assets	312,721	312,721	366,979	366,979
Non-Current Trade Receivables	424	424	1,912	1,912

Other non-current financial assets:	17,131	17,131	42,879	42,879
Total other non-current financial assets:	17,131	17,131	42,879	42,879
Other financial liabilities, current:
- Bank loans	300	300	163,568	163,568
- Derivative instruments	2,855	2,855	5,979	5,979
- Hedging liabilities	5,285	5,285	37,287	37,287
- Unsecured obligations	15,145	15,145	13,494	13,494
Other financial liabilities, current	23,585	23,585	220,328	220,328

Current and non-current accounts payable	163,751	163,751	196,280	196,280

Payables due to related parties, non-current	9	9	1,365	1,365
Other non-current financial liabilities:
- Bank loans	68,870	71,826	-	-
- Unsecured obligations	1,249,479	1,404,614	1,031,507	1,131,639
- Non-current hedging liabilities	12,033	2,657	-	-
Other non-current financial liabilities:	1,330,382	1,479,097	1,031,507	1,131,639

All the fair value estimates are included in levels 1 and 2.

Note 14	Financial instruments (continued)

14.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5 - Financial Risk Management.

278

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill

15.1	Balances

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Intangible assets other than goodwill	188,283	113,787
Goodwill (1)	34,718	37,972
Total	223,001	151,759

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Accumulated Impairment losses ThUS$	Net Value ThUS$

Software	Finite	28,833	(25,455)	-	3,378
Intellectual property rights, patents and other industrial property rights, service	Finite	1,254	(1,096)	(7)	151
Mining property, water rights and rights of way.	Indefinite	184,849	(88)	(1,729)	183,032
Customer-related intangible assets	Indefinite	1,778	-	(205)	1,573
Other intangible assets	Indefinite	149	-	-	149
Intangible assets other than goodwill		216,863	(26,639)	(1,941)	188,283
Goodwill	Indefinite	37,972	-	(3,254)	34,718
Total intangible assets and goodwill		254,835	(26,639)	(5,195)	223,001

279

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Mining property, water rights and rights of way	Indefinite	106,358	-	106,358
Customer-related intangible assets	Indefinite	1,778	-	1,778
Other intangible assets	Indefinite	171	-	171
Intangible assets other than goodwill		134,617	(20,830)	113,787
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		172,589	(20,830)	151,759

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software is 2-6 years, for other assets with a finite useful life, the useful life over which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity. The present value of future cash flows generated by these assets was calculated given a variation in sales volumes, market prices and costs, discounted at a WACC rate of 8.04%.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

280

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

The following table shows the movements in goodwill as of December 31, 2018:

Company	Goodwill 01/01/2018	Additional recognition	Impairment losses	Transferred to available for sale	Goodwill 12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	(40)	-	280
Soquimich European Holding	11,373	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	724
Total	37,972	-	(3,254)	-	34,718

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

281

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of December 31, 2018:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	106,358	1,778	171	37,972	172,589
Additions	1,159	5	77,201	-	11	-	78,376
Other increases / decreases for foreign currency exchange rates	(5)	(1)	(4)	-	-	-	(10)
Other increases (decreases)	2,619	-	1,294	-	(33)	-	3,880
Total increases (decreases)	3,773	4	78,491	1,778	(22)	-	82,246
Final balance	28,833	1,254	184,849	1,778	149	37,972	254,835

Accumulated amortization Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-	-	-	-	(20,830)
Other increases / decreases for foreign currency exchange rates	4	-	-	-	-	-	4
(-) Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	(205)	-	(3,254)	(5,195)
Amortization	(2,880)	(35)	(88)	-	-	-	(3,003)
Other increases (decreases)	(2,810)	-	-	-	-	-	(2,810)
Total increases (decreases)	(5,686)	(42)	(1,817)	(205)	-	(3,254)	(11,004)
Final balance	(25,455)	(1,103)	(1,817)	(205)	-	(3,254)	(31,834)

282

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2018, continued

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	106,358	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	11	-	78,376
Amortization	(2,880)	(35)	(88)	-	-	-	(3,003)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	(205)	-	(3,254)	(5,195)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	(6)
Other increases (decreases)	(191)	-	1,294	-	(33)	-	1,070
Total increases (decreases)	(1,913)	(38)	76,674	(205)	(22)	(3,254)	71,242
Final balance	3,378	151	183,032	1,573	149	34,718	223,001

g)	Movements in identifiable intangible assets as of December 31, 2017:

Gross value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	23,280	1,483	106,436	2,942	-	37,972	172,113
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Other increases (decreases)	841	(241)	127	(1,164)	-	-	(437)
Total increases (decreases)	1,780	(233)	(78)	(1,164)	171	-	476
Final balance	25,060	1,250	106,358	1,778	171	37,972	172,589

283

10) FINANCIAL REPORTS

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	(16,234)	(1,023)	-	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Other increases (decreases)	(882)	-	-	-	-	-	(882)
Total Increases (decreases)	(3,535)	(38)	-	-	-	-	(3,573)
Final balance	(19,769)	(1,061)	-		-	-	(20,830)

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	7,046	460	106,436	2,942	-	37,972	154,856
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Impairment	-	-	-	-	-	-	-
Increases (decreases) for transfers	-	-	-		-	-	-
Other increases (decreases)	(41)	(241)	127	(1,164)	-	-	(1,319)

Total Increases (decreases)	(1,755)	(271)	(78)	(1,164)	171	-	(3,097)
Final balance	5,291	189	106,358	1,778	171	37,972	151,759

284

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment

As of December 31, 2018 and December 31, 2017, the detail of property, plant and equipment is as follows:

16.1 Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Land	24,695	24,900
Buildings	238,808	230,319
Other property, plant and equipment	28,175	24,862
Transport equipment	2,892	3,257
Supplies and accessories	4,722	1,872
Office equipment	513	487
Network and communication equipment	692	1,050
Mining assets	11,501	16,237
IT equipment	4,980	3,401
Energy generating assets	6,117	7,861
Constructions in progress	207,830	165,054
Machinery, plant and equipment (1)	923,898	950,054
Total	1,454,823	1,429,354
Property, plant and equipment, gross
Land	24,695	24,900
Buildings	648,719	610,264
Other property, plant and equipment	245,731	244,831
Transport equipment	11,668	11,195
Supplies and accessories	24,456	19,498
Office equipment	11,377	11,105
Network and communication equipment	7,505	7,356
Mining assets	132,309	129,028
IT equipment	29,955	27,038
Energy generating assets	36,930	36,643
Constructions in progress	207,830	165,054
Machinery, plant and equipment	3,068,862	2,938,287
Total	4,450,037	4,225,199

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(409,911)	(379,945)
Accumulated depreciation and impairment of other property, plant and equipment	(217,556)	(219,969)
Accumulated depreciation and impairment of transport equipment	(8,776)	(7,938)
Accumulated depreciation and impairment of supplies and accessories	(19,734)	(17,626)
Accumulated depreciation and impairment of office equipment	(10,864)	(10,618)
Accumulated depreciation and impairment of network and communication equipment	(6,813)	(6,306)
Accumulated depreciation and impairment of mining assets	(120,808)	(112,791)
Accumulated depreciation and impairment of IT equipment	(24,975)	(23,637)
Accumulated depreciation and impairment of energy generating assets	(30,813)	(28,782)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,144,964)	(1,988,233)
Total	(2,995,214)	(2,795,845)

285

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment, (continued)

16.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Pumps	34,145	33,614
Conveyor belt	22,082	24,832
Crystallizer	27,112	15,519
Plant equipment	188,934	186,885
Water tanks	14,876	11,296
Filter	29,300	18,572
Facilities/electrical equipment	96,179	105,600
Other machinery, plant and equipment	71,964	72,812
Piping	98,498	113,641
Pond	250,045	275,731
Well	42,903	46,802
Parts	47,860	44,750
Total	923,898	950,054

* The net balance of other machinery, plant and equipment includes capitalized site closure expenses of ThUS$12,967 as of December 31 , 2018 and ThUS$14,104 as of December 31, 2017.

286

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018 and December 31, 2017:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases) (*)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Changes
Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases) (*)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

287

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (*)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

288

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	-	(3,374)	(45,539)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(135,988)	99,744	(191)
Other increases (decreases) (*)	(7,436)	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(18,802)	(2,767)	(31,514)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	(7,802)	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	84,358
Closing balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	- - -	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

289

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	-	(164)	(226)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(135,988)	100,088	(127)
Other increases (decreases) (*)	(7,436)	2,567	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(18,802)	(6,547)	(32,130)
Decreases for classification as held for sale (1)	(411)	(57)	-	-	-	-	-	-	-	-	-	-	(468)
Total changes	(7,802)	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(103,356)
Closing balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;. 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) assets for retirement obligations and 5) software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

290

10) FINANCIAL REPORTS

Note 16	Property, plant and equipment (continued)

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2018, impairment of ThUS$1,390 was recorded, while impairment of ThUS$5,205 was recorded as of December 31, 2017.

16.5	Additional Information

Capitalized interest

As of December 31, 2018, capitalized interest totaled ThUS$5,021, while for the period January to December 2017, this item totaled ThUS$4,382.

No borrowing costs are capitalized for periods beyond the normal period for acquiring, constructing or installing an asset such as delays, interruptions or temporary suspension of projects due to technical, financial or other problems that render the asset unusable.

291

10) FINANCIAL REPORTS

Note 17	Other current and non-current non-financial assets

As of December 31, 2018, and December 31, 2017, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Domestic Value Added Tax	20,209	11,484
Foreign Value Added Tax	7,211	5,122
Prepaid mining licenses	1,329	1,205
Prepaid insurance	1,763	2,446
Other prepayments	2,988	1,443
Refund of Value Added Tax to exporters	12,545	941
Other taxes	2,800	4,027
Other assets	341	215
Total	49,186	26,883

Other non-financial assets, non-current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	26,189	17,721
Guarantee deposits	712	771
Other assets	639	770
Total	27,540	19,262

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2018, and December 31, 2017:

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$

Opening balance	17,721	23,008
Changes
Additions, other than business combinations	11,298	-
Reclassifications	1,987	595
Increase (decrease) due to transfers and other charges	(4,817)	(5,882)
Total changes	8,468	(5,287)
Total	26,189	17,721

-	As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

292

10) FINANCIAL REPORTS

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2018	12/31/2017
	ThUS$	ThUS$
Current
Profit sharing and bonuses	20,085	22,421
Total	20,085	22,421

Non-current
Profit sharing and bonuses	8,831	6,487
Severance indemnity payments	28,233	27,445
Total	37,064	33,932

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 18.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms, In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No, 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

293

10) FINANCIAL REPORTS

Note 18	Employee benefits (continued)

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

Staff severance indemnities at actuarial value	12/31/2018	12/31/2017
	ThUS$	ThUS$
Staff severance indemnities, Chile	27,562	25,893
Executive severance plan	8,831	6,487
Severance for foreigners	671	1,552
Total other non-current liabilities	37,064	33,932

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded, The discount interest rate of expected flows to be used was 4,89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

294

10) FINANCIAL REPORTS

Note 18	Employee benefits (continued)

18.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

18.4	Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$
Changes in the benefit obligation
Benefit obligation at the beginning of the year	8,755	8,185
Service cost	-	2
Interest cost	319	359
Actuarial loss	63	556
Benefits paid	(480)	(347)
Benefit obligation at the end of the year	8,657	8,755

295

10) FINANCIAL REPORTS

Note 18	Employee benefits (continued)

18.4	Post-employment benefit obligations, continued

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Changes in the plan assets:
Fair value of plan assets at the beginning of the year	8,751	7,404
Actual return (loss) in plan assets	133	1,694
Benefits paid	(480)	(347)
Fair value of plan assets at the end of the year	8,404	8,751
Financing status	(253)	(4)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(2,614)	(3,432)
Amortization during the year	160	219
Net estimated gain or loss occurred during the year	(568)	599
Adjustment to recognize the minimum pension obligation	(3,022)	(2,614)

The net periodic pension expense was composed of the following components for the years ended December 31, 2018 and 2017:

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$
Service cost or benefits received during the year	-	2
Interest cost in benefit obligation	319	359
Actual return in plan assets	133	1,694
Amortization of prior year losses	160	219
Net gain during the year	(568)	599
Net periodic pension expense	(159)	41

18.5	Staff severance indemnities

As of December 31, 2018 and 2017, severance indemnities calculated at the actuarial value are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Opening balance	(27,445)	(22,532)
Current cost of service	(1,529)	(934)
Interest cost	(1,658)	(1,488)
Actuarial gain/loss	(1,617)	(1,144)
Exchange rate difference	2,710	(2,284)
Benefits paid during the year	1,306	937
Balance	(28,233)	(27,445)

296

10) FINANCIAL REPORTS

Note 18	Employee benefits (continued)

18.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2018	12/31/2017

Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	4.642%	5.114%
Voluntary retirement rate:
Men	6.49%	6.49%	annual
Women	6.49%	6.49%	annual
Salary increase	3.00%	3.00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2018 and December 31, 2017, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2018	ThUS$	ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2017	ThUS$	ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity relates to an increase/decrease of 100 basis points.

297

10) FINANCIAL REPORTS

Note 18	Employee benefits (continued)

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 37 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share).

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The effect of the plan considers 476,302 shares reflected as a cost of ThUS$3,754 in the results for the period ending December 31, 2018. As of December 31, 2017, the effect of the plan was 533,476 shares, equal to ThUS$6,487 in costs in the profit or loss for 2017.

298

10) FINANCIAL REPORTS

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	12/31/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	11,862	3,000	14,862	16,419	3,000	19,419
Provision for dismantling, restoration and rehabilitation cost (**)	-	28,822	28,822	-	26,954	26,954
Other provisions(***)	94,335	-	94,335	47,026	47	47,073
Total	106,197	31,822	138,019	63,445	30,001	93,446

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(**) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(***) See Note 19.2

299

10) FINANCIAL REPORTS

Note 19	Provisions and other non-financial liabilities (continued)

19.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2018	12/31/2017
	ThUS$	ThUS$
Rent under Lease contract with Corfo(*)	84,826	32,331
Provision for additional tax related to foreign loans	471	416
End of agreement bonus	5,129	4,522
Directors’ per diem allowance	2,881	2,630
Provision for subsidiary restructuring	-	6,000
Miscellaneous provisions	1,028	1,127
Total	94,335	47,026
Other long-term provisions
Investments with negative equity	-	47
Total	-	47

(*) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the modification of the Lease Agreement for extraction of mining claims owned by the Chilean Economic Development Agency (CORFO). Part of the obligations include quarterly lease payments to CORFO, based on SQM Salar’s sales for the period of products obtained from the claims leased; another part corresponds to annual contributions that SQM Salar must make, since 2018, to Research and Development and to Communities and Regional Development. 2017 includes US$20.4 million corresponding to the payment that formed part of the agreement reached between SQM Salar and CORFO due to the end of Arbitration. (See Note 22.1)

300

10) FINANCIAL REPORTS

Note 19	Provisions and other non-financial liabilities (continued)

19.3	Other current liabilities

Other liabilities non-financial current

Description of other liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
Tax withholdings	4,782	7,404
VAT payable	7,345	3,344
Guarantees received	2,641	2,638
Accrual for dividend	109,670	110,529
Monthly tax provisional payments	21,001	11,684
Deferred income	18,574	5,301
Withholdings from employees and salaries payable	6,052	6,725
Accrued vacations (*)	20,070	19,042
Other current liabilities	4,489	2,137
Total	194,624	168,804

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

301

10) FINANCIAL REPORTS

Note 19	Provisions and other non-financial liabilities (continued)

19.4	Changes in provisions

Description of items that gave rise to variations as of 12/31/2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes in provisions:
Additional provisions	1,000	1,820	96,516	99,336
Provision used	(5,557)	-	(49,221)	(54,778)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total provisions, final balance	14,862	28,822	94,335	138,019

Description of items that gave rise to variations as of 12/31/2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
Others	-	-	6	6
Total Increase (decreases)	(4,448)	21,064	25,984	42,600
Total provisions, final balance	19,419	26,954	47,073	93,446

302

10) FINANCIAL REPORTS

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1.2 times, its strictest level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2018	12/31/2017	Description (1)	Calculation (1)
Net Financial Debt ThUS$	471,755	245,508	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.32	3.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.10	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	20.7%	19.1%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	885,652	901,856	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	902,450	885,240	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	20.31%	21.3%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.00	0.91	Total Liabilities on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records
			(2) Last 12 months

303

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

20.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No. 18,046 and its regulations.

At December 31, 2018 and December 31, 2017, the Group does not hold shares of the Parent Company either directly or through its investees.

304

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2018		12/31/2017
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2018 and December 31, 2017, the Company has not placed any new issuances of shares on the market.

305

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity

As of December 31, 2018 and December 31, 2017, this caption comprises the following:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Reserve for currency exchange conversion	(26,307)	(24,913)
Reserve for cash flow hedges	7,971	2,248
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(1,111)	2,937
Reserve for actuarial gains or losses in defined benefit plans	(6,884)	(5,953)
Other reserves	11,332	11,332
Total other reserves	(14,999)	(14,349)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity, In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2017 and 2016.

306

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2017	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(1,394)	5,723	-	(1,329)	-	(5,546)	-	-	(2,546)	-	(2,546)
Deferred taxes	-	-	-	-	398	-	1,498	-	-	1,896	1,896
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2018	(26,307)	7,971	-	(8,176)	1,292	(759)	(352)	11,332	(15,939)	940	(14,999)

307

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

(*) In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2018	12/31/2017
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A. (*)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Total	13,009	13,009

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)

Total Other reserves	11,332	11,332

308

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Dividend policy for commercial year 2018.

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividend (dividendo definitivo) and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(i)	100% of the 2018 net income, when the following financial parameters are met: (a) that the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii)	80% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii)	60% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2018 net income.

b)	Distribute and pay, if possible and during 2018, three interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2018 interim financial statements, respectively. Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2017.

309

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.4	Dividend policies, continued

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2018.

c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

d)	At the ordinary shareholders meeting that will be held in 2019, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2018.

e)	If there is an excess of net income in 2018, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (dividendos adicionales) is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

310

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends

At the General Ordinary Shareholders' Meeting of April 27, 2018, the shareholders agreed to the payment of a final dividend of US$1.62501 per share from the net profit obtained during the 2017 fiscal year, the amount of US$1.20533 per share must be discounted from the final dividend as it had been already paid in a form of interim dividends. The remaining balance of US$0.41968 per share was paid to shareholders on May 10, 2018.

The Ordinary Shareholders’ Meeting held on April 27, 2018 agreed to change the Company’s Dividend Policy for 2017 which was presented to the Ordinary Shareholders’ Meeting held on April 28, 2017, by incorporating a special dividend of US$100,000,000, equivalent to US$0.37994 per share which would be paid with a charge to the Company’s retained earnings. This dividend was paid to shareholders on May 10, 2018.

On May 23, 2018, the Company's Board of Directors approved the payment of an interim dividend equivalent to US$ 0.43247 per share, charged to 2018 net income. On August 22, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$ 0.50864 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Observed Dollar published in the Official Gazette on August 31, 2018.

On November 21, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$0.31726 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Dollar Observed in the Official Journal of November 30, 2018.

311

10) FINANCIAL REPORTS

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends, continued

The dividends presented as deducted from equity are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Dividends attributable to owners of the parent	823	55,501
Provisional dividend	331,199	317,243
Additional dividend	107,872	-
Dividend payable	109,669	110,529
Total	549,563	483,273

312

10) FINANCIAL REPORTS

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2018 ThUS$	12/31/2017 ThUS$

Earnings (losses) attributable to owners of the parent	439,830	427,697

	12/31/2018 Units	12/31/2017 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2018	12/31/2017

Basic earnings per share (US$ per share)	1.6711	1.6250

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

313

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions

In accordance with note 18,1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz,
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Dated March 11, 2016. Appeal filed by the plaintiff which has not been pronounced on. Awaiting notification of the sentence, case filed on December 28, 2016
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation (“SQM NA”).
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018 , district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury. On September 14, 2018, the plaintiff filed a motion to appeal, which is pending resolution.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

314

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	NV Euroports, SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Sentencing against NV Euroports and subsidy SQM
Europe N.V., for EUR 206,675.91. Appeal presented in November 2017.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. (“SQM Nitratos”) and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. Cassation in form and substance presented before the Supreme Court in December 2017.
	Nominal value	:	ThUS$835.

315

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar S.A. (“SQM Salar”) and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage.
	Nominal value	:	ThUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies.
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$515.

316

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Summons to hear sentence.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. (“Gener”) and Empresa Eléctrica Cochrane SpA (“Cochrane”).
	Date	:	May 11, 2017.
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM).
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Probationary stage.
	Nominal value	:	Not determined.

12.	Plaintiff	:	Gener and Cochrane.
	Defendant	:	The Company.
	Date	:	May 2017.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Probationary stage
	Nominal value	:	Not determined.

317

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Transportes Buen Destino
	Defendant	:	SQM Salar.
	Date	:	None.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation.
	Instance	:	Prior stage. The audience for setting procedure rules is pending.
	Nominal value	:	Undetermined.

14.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	On August 24, 2018, a judgment is issued rejecting the application in its entirety. On September 6, 2018, plaintiffs deduct an appeal for nullity before the Santiago Court of Appeals, which is still in branch.
	Nominal value	:	ThUS$1,940.

15.	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason:	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	On October 22, the final ruling was issued, wherein the claim was denied. The plaintiff filed an appeal for annulment, which is pending with the Court of Appeals of Santiago
	Nominal value	:	ThUS$472.

318

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

16.	Appellants	:	Asociación Indígena Consejo Pueblos Atacameños and others.
	Appellees	:	Corfo, the Company, SQM Salar and SQM Potasio S.A.
	Date of appeal	:	February 15, 2018.
	Court	:	Santiago Court of Appeals
	Reason	:	Appeal requesting annulment of modifications to contracts signed by the defendants on January 17, 2018.
	Instance	:	On September 25, the Court of Appeals of Santiago rejected the appeal for protection. On October 12, the Supreme Court ordered the revision of the appeal filed by the appellants.
	Nominal value	:	Undetermined.

17.	Claimant	:	The Society.
	Defendant	:	Office of the Superintendent of the Environment (“SMA”)
	Date	:	20 July 2017
	Court	:	Second Environmental Court of Santiago
	Reason	:	Motion for review filed by the Company against ruling rejecting the compliance program for the Pampa Hermosa project.
	Instance	:	On August 21, 2018, the Second Environmental Court of Santiago accepted the Company’s claim and ordered the SMA to take the procedure back to the stage prior to their sentencing that rejected the compliance program. This ruling was appealed with the Supreme Court on August 8, 2018.
	Nominal value	:	Amount involved: Undetermined.

18.	Claimant	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendant	:	CORFO. The entity has intervened as an independent third party.
	Date	:	September 6, 2018.
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare.
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Instance	:	Pending ruling on dilatory pleas and independent third-party status of companies and subsidiaries.
	Nominal value	:	Undetermined.

319

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0.2 million.

320

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

To maintain Leverage Ratio not higher than 1.2 times at its strictest level. The Leverage ratio is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2018, the above mentioned financial indicator has the following values:

Indicator	12/31/2018	12/31/2017
Leverage	1.00	0.91

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

321

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company. On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA. On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

On December 13, 2017, the First Environmental Court of Antofagasta authorized the SMA to apply the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region. In October 2018, the First Environmental Court of Antofagasta accepted the Company’s claim, leaving the indicated closure without effect, maintaining only the requirement to prepare reports to increase knowledge of ecosystems. In mid-October, the Court denied authorization to SMA to renew the closure measure. In December 2018, the First Environmental Court accepted the Company’s second claim, ratifying the previous decision.

On January 10, 2019, the SMA carried out the sentence of the Second Environmental Court, taking the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company. On January 14, 2019, the SMA made new observations to the compliance program formulated by the Company. The term granted for the Company to address these observations is currently underway, after which the SMA will issue a new ruling on the proposal.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

322

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies, continued

SQM Salar presented a compliance program that details the actions and commitments that will be undertaken to overcome the objections formulated by the SMA. This program was accepted by SMA ruling dated January 7, 2019, thus suspending the process initiated against SQM Salar. The Atacameño Indigenous Community of Peine, the Indigenous Association Council of Atacameño Peoples and the Atacameño Indigenous Community of Camar have filed against this ruling with the First Environmental Court. In keeping with the monitoring plans established in the current environmental qualification resolution for the operation at the Salar de Atacama, SQM Salar periodically monitors the flora, fauna, hydrogeological and meteorological variables, including 225 monitoring points and 48 continuous measuring points for the brine and water levels in different parts of the salar basin, which it periodically reports to the corresponding authorities. If any of the monitoring points fall below predefined levels, various actions are considered, which are part of the environmental monitoring plan.

On May 20, 2018, 2 of the 225 points were 1 cm below the predefined level for those points. These points are on the route of an outlet sector for a lagoon located on the eastern edge of the Salar de Atacama. Historically flows from the lagoons of the deposit have varied in location and route. That has happened in this case and the flow has moved with regard to the location of the monitoring well in question. Both the levels and the flows from the lagoons have behaved normally and no changes in the ecosystem that is being monitored in the area have been observed.

Following the protocols established for these cases, SQM Salar’s total extraction volume in the Salar de Atacama, has been reduced from a maximum average of 1,500 liters per second per year to 1,250 liters per second per year for a period of six months.

The Company estimates that an average annual decrease of brine extraction of 250 liters per second would have no impact on current and estimated production volumes of lithium carbonate and hydroxide. In the case of potassium chloride, it is estimated that the reduction in brine extraction could imply a reduction in production and sales volumes of approximately 170.000 metric tons on an annual basis.

323

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges of US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate amount of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group considers terminated the the internal analysis which has been performed. The purpose of the analysis was to identify the expenses incurred by the SQM Group during the fiscal years 2008 to 2014 and which could be a matter of tax rectification.

324

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency, continued

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On Friday, August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments No. 169, 170, 171 and 172, which seek to expand application of the specific tax on mining activities to include lithium exploitation. The amount involved is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim. The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2017 and the same as of December 31, 2018.

The amount involved is approximately US$32.2 million. The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for business years 2016, 2017 and 2018. As of the date of these financial statements, the Company has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years. It is reasonable to expect that should these assessments for the period 2016 to the quarter half of 2018 be issued, the value would be approximately US$57 million (without considering potential interest and fines).

325

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals:

(a)	In January 2018, indigenous communities and various parties presented an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio (the “Companies”), with regard to the amendments to the contract for the project in the Salar de Atacama and the OMA mining property lease contract dated January 17, 2018, both granted as a result of a conciliation process proposed by the arbitration court which took place at the end of arbitration between the parties (the “Amendments”). According to the appellants, the Amendments will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants established in article 19, numbers 8, 21 and 24 of the Political Constitution. The appellants have therefore requested the following: (i) that the acts subject to appeal be declared invalid, vacated or without effect, (ii) that the Amendments be reviewed according to the provisions of Convention 169 (iii) that the counterparts be expressly made liable for the costs, given the clearly illegal and arbitrary nature of what has occurred.

Once informed of the appeal, the Companies requested that it be rejected for the following reasons. Firstly because it is extemporaneous. Secondly, as the matter is one that requires the interpretation and verification of the application or effects of contractual clauses, it goes beyond the scope of this cautionary action. Thirdly it should be challenged on the principle of specialty, because there is a special procedure which would better apply. In terms of substance, the Companies have indicated to the Court that an increase in the lithium quota, authorized through contractual changes adopted through a conciliation process proposed by the Arbitration Judge does not constitute an arbitrary or illegal act and that no indigenous consultation took place as per article 6 of Convention 169 because the Amendments were not legislative or administrative measures likely to directly affect the indigenous peoples. The Companies have sustained that the Amendments are the implementation of a conciliation agreement, that is the jurisdictional equivalent of res judicata, which was proposed by the arbitration judge and does not correspond to the exercise of public powers, as required in article 6 of Convention 169.

On September 25, 2018, the Santiago Court of Appeals rejected the appeal for protection. The appeal for protection is currently pending before the Supreme Court.

326

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals (continued)

In the event that a ruling is made to leave without effect the Amendments and if there are no appeals by the parties, the contracts prior to the Amendments will once again be valid, although this resolution should not affect the efficiency and validity of the conciliation reached regarding the matters debated in arbitration.

The court has the faculties to adopt the decisions it considers necessary to reestablish the rule of law and ensure the protection of the affected party.

(b) On September 6, 2018, a public law annulment lawsuit was filed by the congresspersons Mss. Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Citizen Power Party (Partido Poder Ciudadano) to render null and void the contract for the Salar de Atacama Project signed between Corfo and the Companies. The Companies have joined the suit as interested third parties.

In the suit, the plaintiffs request a pretrial measure against Corfo for the signing of agreements and contracts related to the exploitation of lithium. On October 31, 2018, the special magistrate rejected the measure, which was appealed by the plaintiffs.

In the event that the contract for the Salar de Atacama Project is rendered null and void, SQM Salar could be unable to exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

327

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2018, the guarantee amounts to ThUS$712.

328

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,423 and ThUS$12,103 on December 31, 2018 and December 31, 2017 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2018	12/31/2017
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	3,598	4,067
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,587	1,743
Agrícola Lobert Ltda.	Unrelated third party	-	1,264
Covepa SPA	Unrelated third party	720	813
Johannes Epple Davanzo	Unrelated third party	321	363
Hortofrutícola La Serena	Unrelated third party	294	323
Juan Luis Gaete Chesta	Unrelated third party	195	262
Arena Fertilizantes y Semillas	Unrelated third party	216	244
Vicente Oyarce Castro	Unrelated third party	222	244
Soc. Agrocom. Julio Polanco	Unrelated third party	144	163
Bernardo Guzmán Schmidt	Unrelated third party	126	138
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	-	138
Lemp Martin Julian	Unrelated third party	-	124
Comercial Agrosal Ltda.	Unrelated third party	-	116
Soc.Comercial el Mimbral	Unrelated third party	-	101
Total		9,423	12,103

329

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors, and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2018 ThUS$	12/31/2017 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Guarantee	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

330

10) FINANCIAL REPORTS

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2018 ThUS$	12/31/2017 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

331

10) FINANCIAL REPORTS

Note 23	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which were associated with the irregular financing of politicians. Amongst those affected by these legal claims were the legal representatives of the Company then the CEO, Patricio de Sominihac T. and the Vice President of Corporate Services, Ricardo Ramos R. today Chief Executive Officer Those lawsuits and complaints related to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses varios invoices and fee receipts, which could be considered as ideologically false. Similar legal actions were also filed against the taxpayers who provided the tax documents that allowed the alleged commission of the related illicit acts.

Actions performed by the Authority and Termination of research in Chile

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. SQM has also provided the Public Ministry with its email files and all the documentation that has been requested by the authority.

On August 17, 2018, the Eighth Guarantee Court declared the definitive dismissal of the Company, SQM Salar and SQM Nitratos with respect to the case in which their criminal liability was being investigated.

On January 15, 2019, the MP communicated to the Eighth Criminal Court its decision not to continue with the criminal investigation against Messrs. Patricio de Solminihac T., Ricardo Ramos R. and Enrique Olivares C.

332

10) FINANCIAL REPORTS

Note 23	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M., and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that.
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (the “DOJ”) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.

333

10) FINANCIAL REPORTS

Note 23	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

The Company reported on the investigation by Shearman & Sterling for North American regulatory entities (DOJ and Securities and Exchange Commission, the “SEC”), in accordance with the regulations in force in the United States of America. The results of this investigation were given to these regulatory entities, which have opened investigations to determine the existence of possible noncompliance with the FCPA or Internal control standards.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (the “DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

In accordance with the terms of the Deferred Prosecution Agreement (the “DPA”) with the DOJ, the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated. Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA. These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months (the “Monitor”) that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the Other Expenses by function line.

334

10) FINANCIAL REPORTS

Note 24	Sanction proceedings

On April 03, 2018, the National Directorate of the “Dirección Nacional del Servicio Nacional de Geología y Minería” (National Geology and Mining Service) filed charges against SQM Industrial for the alleged violation of Article 40 letter c) of Law No. 20,551 that regulates the closure of mining works and facilities for Pampa Blanca, located in the district of Sierra Gorda. On April 26, 2018, SQM Industrial gave its deposition. According to current regulations, the National Geology and Mining Service can impose fines of up to 10 UTMs (monthly tax units) for each day of infringement, with a total maximum of 10,000 UTMs per month.

335

10) FINANCIAL REPORTS

Note 25	Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been timely implemented since 2007.

336

10) FINANCIAL REPORTS

Note 25	Environment (continued

25.1	Disclosures of disbursements related to the environment, continued

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2018 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$19,439 and are detailed as follows:

337

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,002	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	27	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	59	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	124	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	25	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	5	12/31/2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	Expense	Not classified	117	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	992	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	1,914	12/31/2018
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	Not classified	121	12/31/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	30	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	100	12/31/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	130	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Tramitación Ambiental	Assets	Not classified	131	12/31/2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	161	12/31/2018

338

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	561	12/31/2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	127	12/31/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	50	12/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	218	12/31/2018
SIT S.A.	03-T003600 - Improved Port SQM Bulk Storage	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	795	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	200	12/31/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	Not classified	210	12/31/2018
SIT S.A.	03-T006400 - Pollution Control and Management Equipment	Sustainability: Environment and Risk Prevention	Assets	Not classified	246	12/31/2018
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	299	12/31/2018
SIT S.A.	03-T006100 - Closure of Storage Facilities Yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	443	12/31/2018

339

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	12/31/2018
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Assets	Not classified	39	12/31/2018
SQM Salar S.A.	19-C003900 - Extension of Carbonate 120,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	776	12/31/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	Not classified	120	12/31/2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Assets	Not classified	180	12/31/2018
SQM Salar S.A.	19-L018400 - EIA, PSA, Hydrogeology and Conservation	Environmental processing	Expense	Not classified	1,824	12/31/2018
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	Not classified	76	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	156	12/31/2018
Total					19,439

340

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,204	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	15	12/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	90	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	116	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	528	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	536	12/31/2018
SQM S.A.	01-I017600 - Regularización Decreto Sustanc	Environmental processing	Expense	Not classified	485	1/23/2019
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	321	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Tramitación Ambiental	Assets	Not classified	141	12/31/2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,147	1/12/2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Assets	Not classified	144	1/13/2019
SIT S.A.	03-T006100 - Warehouses, yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	490	1/18/2019
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	12/31/2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	1/16/2019
SQM Salar S.A.	19-L018700 - Fifth environmental model update	Environmental processing	Expense	Not classified	27	12/31/2018

341

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	452	12/31/2018
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	Not classified	120	1/1/2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	Not classified	187	1/2/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	264	1/6/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	34	1/10/2019
SQM Industrial S.A.	04-J013300 - Increase solid waste management in Dual Plant (Delkor Filter)	Sustainability: Environment and Risk Prevention	Assets	Not classified	68	1/14/2019
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	104	1/17/2019
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	Not classified	276	1/21/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Ma	Sustainability: Environment and Risk Prevention	Expense	Not classified	242	1/24/2019
SQM Industrial S.A.	04-J014200 - Commitments with Environmental Qualification Resolutions	Environmental processing	Expense	Not classified	70	1/25/2019
				Total	16,227

342

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,552	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Asset	Not classified	37	4/1/2014
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	48	7/1/2011
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	151	12/31/2017
SQM Industrial S.A.	04-P003600 - Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Asset	Not classified	181	12/31/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	34	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	12/31/2017
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	1	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	12	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	81	12/31/2018
SQM S.A.	01-I007100 - Environmental Follow-up Plan for Pampa del Tamarugal for 2015-2016	Environmental processing	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	62	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Asset	Not classified	961	12/31/2017

343

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	12/31/2018
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	488	12/31/2017
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	240	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	230	12/31/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	13	6/1/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Asset	Not classified	42	3/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	37	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	982	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	1,296	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	58	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	180	8/30/2018
Total					14,787

344

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,450	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	140	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	130	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	37	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	111	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	260	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area	Sustainability: Environment and Risk Prevention	Expense	Not classified	124	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	103	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	254	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	854	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	336	8/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	9/30/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	52	6/1/2018

345

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	28	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	160	12/31/2018
Total					13,345

346

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

I0055: In the SO2 plant, the gas/liquid ratio is deficient, preventing the absorption of SO2; producing a loss of free iodine through inadequate stripping of kerosene and prilling air. This also causes the ducts and furnaces to be blocked (unplanned shutdowns), a very polluted environment for people (aberration in health and hygiene), excessive acid rain (corrosion of facilities) and a high sulfur and sodium metabisulfite consumption factor. By changing the gas extractors to increase air flows and the SO2 absorption towers for prilling, the diameter of the ducts will be increased. This will ensure that the gas/liquid ratio is increased and sustained. In order to decrease SO2, emissions, a scrubber unit (tower, pump, gas extractor and piping) needs to be installed following the same concept as was developed at the ME Iodine SO2 plant.

I0073: The system for capturing iodine gases is operating very inefficiently. The iodine steam levels are between 150% and 4,900% above the levels allowed for jobs at iodine plants and warehouses as established in Article 61 of Supreme Decree No, 594/1999, approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

I0122: The project consists of repairing and/or replacing the environmental follow-up wells that need to be deepened. It also includes implementing improvements in mine shaft type wells to avoid risk conditions. The priority wells are Nos. 8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara.

I0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2,5 meters. The towers’ additional height will allow the height of the packing to be increased by 2,5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

347

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0174: One of the commitments of the Pampa Hermosa project involves developing the former Pintados station. The development proposal was presented to the authorities and once approved, it needs to be implemented (parking, footpath, shader and information panels). One of the commitments for the Nueva Victoria and Pampa Hermosa mining area projects is to prepare a storage place in Humberstone for storing the archaeological materials that are recovered. This is part of the archaeological compensation measures involved in these projects. A proposal needs to be developed and subsequently developed for the Humberstone deposit, which is subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0183: A heritage baseline will be taken for the eastern mine sector, required for the EIS

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc,, develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

I0176: The project involves an initial diagnosis in the different sites to identify deviations and actions to be implemented for adaptation, for subsequent preparation of the Adaptation Program that will be presented to the Seremi de Salud. This diagnosis will be used to define the activities to be developed, and these may require minor or major structural modifications that require prior environmental assessment (DIA/EIA).

348

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Industrial S.A.

I0156: The project will enable the recovery of reject water from the osmosis plant to be used in the leach pile area, increasing the efficiency of water use.

J0070: This project relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) for the yards. The information to be presented includes the air quality baseline, so a PM 2.5 and gas monitoring station has been installed to complement the existing stations at ME. This project is in progress.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

J0122: The project consists of entering the Coya Sur wells into the environmental impact assessment system (SEIA) and processing the permits for these wells with the General Directorate of Water Resources (DGA).

P0036: The project consists of enabling the reuse of the crystallization plant and all of its facilities associated with the production of nitrate salts.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The project consists of concluding the system of the drinking water network, in addition to renewing several sections of the network, due to the deterioration of original pipes. It also intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

I0177: The project involves completing the development of basic engineering, implementing the Environmental Impact Study for Tente en el Aire, obtain legal and sectorial permits for project implementation in a second stage

349

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Industrial S.A.

P0065: The project involves installation of a transformer, posts and ditch solution collection tank. In addition to improvements in the ditch sector, heavy machinery will be used to safely position low-suction pumps.

I0250: The project consists of re-drilling well 2Pl-2, which implies the detention of the extraction well, extraction of current casing and its re-drilling, with the relevant development work and pump tests. Road maintenance works imply leveling roads, filling damaged areas and compacting this fill.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps. In addition, water intake pipe sections, cut-off valves, check valves, drains and vents should be renewed. Due to the water conditions and length of pipes, these face the risk of failure due to overpressure, corrosion and material wear. Maintenance and repair works must also be undertaken on pumps at each water intake as a result of wear and corrosion due to the characteristics of river water.

J0133: The project consists of increasing the centrifuge filter capacity at the Anhydrous Sulfate Plant: Industrial test. If favorable, install belts to remove discarded material to the storage yard.

J0152: The project involves the installation of heat collection equipment for gas emanating from boilers and implementation of associated structural improvements.

J0142: The project involves implementing environmental measures associated with the CS Update DIA (heritage sign, pavement of ME road) and the DIA for NK PV (controlled disturbance plan).

SIT S.A.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as the project involves the implementation and purchase of belt covers as an internal emissions control measure to improve compliance with the Tocopilla EDP. This project is in progress

T0019: This project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the area of current yards Nos. 8 and 9. While this is an operating improvement, the project has an environmental component as the project involves the building of a warehouse as an emissions control measure to improve compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of access directly connected to belt 6 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as it includes the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions as per the commitments within the Tocopilla EDP. This project is at the start-up stage.

350

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.4	Description of each project, indicating whether these are in process or have been finished, continued

SIT S.A.

T0034: The project seeks to make all the investments associated with maintaining the port’s operating capacity, guaranteeing high equipment availability for shipment purposes. While this is an operating improvement, the project also has an environmental component. The project consists of the replenishment and/or replacement of the impaired wind barrier membranes in Yard No. 3, which is an action to control emissions, as committed to in the Tocopilla EDP. This project has been completed.

T0036: The project involves the installation of rainwater collection channels in the storage warehouses and engineering that studies the possibility of storing multiple products in a single silo and the possibility of installing vibrating floors that enable free runoff of the product, thereby preventing the risks of manual operation and the effect that this provokes in shipments.

T0042: In order to comply with Article 13 of Supreme Decree No. 70/2010 Tocopilla EDP must incorporate dust collectors on the TV-1 and TV-2 hoppers in yard Nos.8 and 9.

T0045: The conveyor belts in yard numbers 8 and 9 will be completed by being connected to conveyor belt no. 5 and thus forming part of the shipment system. This involves the extension, connection and overhaul of conveyor belt no. 5, together with the connection to pan feeder 3 and the corresponding improvements to become an integral part of the shipment system. This will be done in compliance with the environmental regulations established in the Tocopilla Decontamination Plan. Atmospheric Decontamination Plan for the City of Tocopilla and surrounding area Supreme Decree No. 70/2010, Art.13 II.3.

T0050: The loose earth soil around the storage warehouse in yard 17 is uneven, which creates operational difficulties and poses a risk both for the warehouse and operationally. The area of land to be paved measures 2100 m2. A hazardous waste patio is also to be built.

T0062: A 35 x 110 m hangar will be installed on yard 6 to stockpile bulk product that also permits loading and unloading from trucks and front loaders as well as proper stacking. The warehouse in yard 6 will be expanded into boxes 5 and 6 in order to stockpile bulk product.

T0064: Purchase of Sentinal sweeper - Purchase critical operating equipment.

T0061: The project involves the construction of the second part of the yard storage facility 9 (1500 square meters).

SQM Salar.

C0023: A new plant extension is to be built with the capacity for 7,000 TPA of product. This project is in progress.

L0121: Change of the weather station equipment to comply with the standard.

L0147: This project involves the elimination of these unauthorized industrial waste storage points. This work will be undertaken by an external company that separates, organizes and packages different types of industrial waste according to the environmental authorization and legislation in force. The waste can then be removed from the same points for final disposal off site.

351

10) FINANCIAL REPORTS

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Salar.

L0180: Normalization of lighting and electrical circuits at ground transportation facilities in Salar Atacama.

C0039: The project involves increasing the Lithium Carbonate production capacity from 70,000 TPA to 120,000 TPA.

L0149: This project includes building a dehydrating plant at SQM Salar's current facilities to be used for treatment, storage, transport and final disposal of sludge generated by the different sewage treatment plants and providing the solutions necessary to comply with DS No. 04/09, Regulation for Managing Sludge at Sewage Treatment Plants.

L0184: The project involves advising for the Environmental Monitoring Plan, as well as improved environmental monitoring.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama”.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

352

10) FINANCIAL REPORTS

Note 26	Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Implementation, economically feasible, not economically feasible and in exploitation:

1.	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in the caption of Non-Current Assets, found in Works in Progress for Properties, Plant and Equipment, which include, exploration of caliche, and brine from the Salar de Atacama (these processes are generally developed over a one-year period), both totaling ThUS$8,355 in this caption, as of December 31, 2018, and ThUS$8,942 as of December 31, 2017. For Mt Holland, exploration disbursements fall under Other Non-Current Non-Financial Assets and correspond to ThUS$11,298 as of December 31, 2018. As of December 31, 2017 there were no disbursements for this concept.

2.	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under Non-Current Assets in Other Non-current Financial Assets. The balance as of December 31, 2018, is ThUS$5,099 and as of December 31, 2017, it is ThUS$12,530.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar. Therefore, once the studies are concluded, these are classified as Non-current Assets in Properties, Plants and Equipment, assigning them a technical useful life of 10 years.

3.	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2018 and December 31, 2017, there is no existing disbursement for this item.

4.	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited. The portion that is exploited in the following 12 months is presented as current assets in the inventories. As of December 31, 2018, the amount is ThUS$2,028 and the balance as of December 31, 2017 for this concept is ThUS$521. The portion that will be amortized in the following years is classified as non-current assets under Other Non-current Assets. As of December 31, 2018, there is a balance of ThUS$9,791 for this concept, and as of December 31, 2017, the balance is ThUS$5,191.

Disbursements corresponding to metal exploration are charged to profit or loss in the period in which they are incurred.

353

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from operating activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines:Geographic areas:

12/31/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,390	3,596	80,192	12,097	177	180,189
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and Others	151,194	121,863	558,821	64,936	46,865	1,407	945,086
Total	781,750	324,972	734,801	267,474	108,268	48,538	2,265,803

12/31/2017
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	91,243	1,054	802	20,001	2,522	45,942	161,564
Latin America and the Caribbean	71,335	5,756	3,109	142,610	9,180	155	232,145
Europe	177,997	81,557	88,443	72,405	28,346	305	449,053
North America	235,963	67,491	42,918	69,105	25,824	553	441,854
Asia and Others	120,713	96,265	509,301	75,205	69,706	1,517	872,707
Total	697,251	252,123	644,573	379,326	135,578	48,472	2,157,323

354

10) FINANCIAL REPORTS

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from operating activities, continued

b) Main product lines:

	2018	2017
	ThUS$	ThUS$
Products and Services
Specialty plant nutrition	781,750	697,251
Sodium Nitrates	17,688	18,555
Potassium nitrate and sodium potassium nitrate	527,945	474,451
Specialty Blends	145,512	121,263
Other specialty fertilizers	90,605	82,982
Iodine and derivatives	324,972	252,123
Lithium and derivatives	734,801	644,573
Potassium	267,474	379,326
Industrial chemicals	108,268	135,578
Other	48,538	48,472
Commodities	18,582	11,822
Other ordinary income Of. Commercial	24,465	32,784
Income from services rendered and others Other
Income from the provision of services	4,017	3,795
Income from leasing properties	1,474	71
Total	2,265,803	2,157,323

355

10) FINANCIAL REPORTS

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.2	Cost of sales

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Raw materials and consumables used	(260,863)	(227,620)
Classes of employee benefit expenses	(203,569)	(172,084)
Depreciation expense	(212,582)	(232,275)
Amortization expense	(7,194)	(8,153)
Operating leases	(75,395)	(80,160)
Investment plan expenses	(13,384)	(17,180)
Contractors	(78,825)	(72,348)
Mining concessions	(8,168)	(7,802)
Operations transport	(64,352)	(69,052)
Freight and product transport costs	(43,510)	(55,383)
Purchase of products from third parties	(239,781)	(208,147)
Insurance	(9,816)	(10,255)
CORFO rights	(182,954)	(46,274)
Export costs	(84,816)	(83,057)
Variation in inventory	11,600	(90,998)
Other expenses, by nature	(9,915)	(14,034)
Total	(1,483,524)	(1,394,822)

356

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.3	Other income

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Discounts obtained from suppliers	705	345
Fines charged to suppliers	698	199
Taxes recovered	685	1,278
Amounts recovered from insurance	443	154
Overestimate of provisions for third-party obligations	375	586
Other operating income	1,847	4,543
Options on mining claims	16,095	2,607
Easements, pipelines and roads	10,806	4,656
Reimbursement mining licenses and notary expenses	394	1,196
Shares obtained in junior mining companies through options	-	2,263
Total	32,048	17,827

27.4	Administrative expenses

	12/31/2018	13/31/2017
	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(63,880)	(51,761)
Marketing costs	(3,078)	(2,539)
Amortization expenses	(15)	(8)
Entertainment expenses	(4,805)	(4,781)
Advisory services	(12,848)	(14,348)
Leases	(4,556)	(4,097)
Insurance	(1,758)	(1,767)
Office expenses	(8,165)	(5,357)
Contractors	(5,730)	(4,805)
Other expenses, by nature	(13,291)	(11,708)
Total	(118,126)	(101,171)

357

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(59)	(90)
Subtotal	(59)	(90)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Amortization expense intangible	(1,649)	-
Subtotal	(1,649)	-
Other expenses, by nature
Legal expenses	(15,139)	(25,176)
VAT and other unrecoverable taxes	(1,187)	(1,295)
Fines paid	(965)	(1,112)
Investment plan expenses	(13,419)	(10,006)
Donations not accepted as tax credit	(4,502)	(5,527)
Restructuring of joint ventures	6,000	(6,000)
Other operating expenses	(7,636)	(4,394)
Subtotal	(35,199)	(53,510)
Total	(36,907)	(53,600)

27.6	Other income (expenses)

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Adjust previous year application method of participation	(664)	500
Impairment of interests in joint ventures (1)	(8,802)	-
Sales of investments (2)	13,748	-
Others	2,122	43
Total	6,404	543

(1)	See Note 10.2.

(2)	During the month of December 2018, SQM S.A. sold its interest in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507.

358

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Impairment of gains and reversal of impairment losses

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Impairment of investments in associates	2,967	(8,038)
Total	2,967	(8,038)

This table corresponds to the summary required by the CMF and considers notes 26.2, 26.4 and 26.5.

27.8	Summary of expenses by nature

	2018	2017
	ThUS$	ThUS$
Raw materials and consumables	(260,863)	(227,620)
Classes of Employee Benefit Expenses
Personnel expenses	(267,449)	(223,845)
Depreciation and amortization expense
Depreciation expense	(212,641)	(232,365)
Amortization expense	(8,858)	(8,161)
Operating leases	(79,951)	(84,257)
Legal expenses	(15,139)	(25,176)
Investment plan expenses	(26,803)	(27,186)
Contractors	(86,313)	(78,920)
Mining concessions	(8,168)	(7,802)
Operation transport	(64,352)	(69,052)
Freight and product transport costs	(43,510)	(55,383)
Purchase of products from third parties	(239,781)	(208,147)
Office expenses	(17,981)	(15,612)
CORFO rights	(182,954)	(46,274)
Export costs	(84,816)	(83,057)
Representation expenses	(4,805)	(4,781)
Restructuring of joint ventures	6,000	(6,000)
Consultant and advisor services	(12,848)	(14,348)
Variation in inventory	11,600	(90,998)
Other expenses, by nature	(38,925)	(40,609)
Other expenses by nature	(1,638,557)	(1,549,593)

359

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.9	Finance expenses

	January to December
	2018	2017
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,707)	(1,650)
Interest expense from bonds	(55,887)	(49,373)
Interest expense from loans	(3,093)	(2,002)
Capitalized interest expenses	5,021	4,382
Financial expenses for site closure	(960)	-
Other finance costs	(3,288)	(1,481)
Total	(59,914)	(50,124)
360

10) FINANCIAL REPORTS

Note 28	Reportable segments

28.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

361

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.1	Reportable segments, continued

Basis of accounting for transactions between reportable segments

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates). Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

362

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2018
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803

Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	(1,483,524)	(1,483,524)		(1,483,524)
Administrative expenses	-	-	-	-	-	-	-	-	(118,126)	(118,126)
Interest expense	-	-	-	-	-	-	-	-	(59,914)	(59,914)
Depreciation and amortization expense	(73,073)	(45,280)	(44,837)	(16,041)	(41,891)	(377)	(221,499)	(221,499)		(221,499)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,351	6,351
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(178,975)	(178,975)
Other items other than significant cash
Income (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(161,241)	621,038

Net income (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063
Net income (loss) from discontinued operations
Net income (loss)	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063

Assets	-	-	-	-	-	-	-	-	4,268,094	4,268,094
Equity-accounted investees	-	-	-	-	-	-	-	-	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									(15,028)	(15,028)
Increase of non-current assets	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,130,291	2,130,291
Impairment loss recognized in profit or loss	(2,227)	(1,171)	(243)	(79)	(3,006)	(553)	(7,279)	(7,279)	2,985	(4,294)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	508,159	508,159
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(187,004)	(187,004)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(387,313)	(387,313)

363

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures, continued

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	(101,171)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	(50,124)	(50,124)
Depreciation and amortization expense	(73,702)	(44,252)	(18,036)	(16,050)	(88,130)	(356)	(240,526)	(240,526)	-	(240,526)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14,452	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(166,173)	(166,173)
Other items other than significant cash
Income (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(167,911)	594,590

Net income (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
Net income (loss) from discontinued operations
Net income (loss)	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417

Assets	-	-	-	-	-	-	-	-	4,296,236	4,296,236
Equity-accounted investees	-	-	-	-	-	-	-	-	152,630	152,630
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									-	-
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,048,768	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	(14,316)	(31,899)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	703,997	703,997
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(248,067)	(248,067)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(357,645)	(357,645)

364

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	781,750	324,972	734,801	108,268	267,474	48,538	-	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	-	(1,483,524)
Gross profit	168,483	107,508	417,926	35,304	50,088	2,970	-	782,279
Other incomes by function	-	-	-	-	-	-	32,048	32,048
Administrative expenses	-	-	-	-	-	-	(118,126)	(118,126)
Other expenses by function	-	-	-	-	-	-	(36,907)	(36,907)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	2,967	2,967
Other gains (losses)	-	-	-	-	-	-	6,404	6,404
Financial income	-	-	-	-	-	-	22,533	22,533
Financial costs	-	-	-	-	-	-	(59,914)	(59,914)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,351	6,351
Exchange differences	-	-	-	-	-	-	(16,597)	(16,597)
Profit (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	(161,241)	621,038
Income tax expense	-	-	-	-	-	-	(178,975)	(178,975)
Profit (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	439,830
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	2,233
Profit (loss)	-	-	-	-	-	-	-	442,063

365

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)
Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501
Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(53,600)	(53,600)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	(8,038)	(8,038)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to	-	-	-	-	-	-	-	-
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

366

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.4	Revenue from transactions with other Company’s operating segments

12/31/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803

12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323

28.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution.

The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

367

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.7	Segments by geographical areas as of December 31, 2018 and 2017

	12/31/2018
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	-	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	-	386	152	77,201	188,283
Goodwill	22,535	86	11,373	724	-	34,718
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Investment property	-	-	-	-	-	-
Other non-current assets	17,111	23	-	(892)	11,298	27,540
Non-current assets that are not financial instruments	1,588,951	456	77,466	19,197	130,843	1,816,913

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	1,048,556	441,377	297,867	2,157,323
Investment accounted for under the equity method	(5,513)	33,065	33,318	15,193	76,567	152,630
Intangible assets other than goodwill	113,152	-	453	182	-	113,787
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,421,141	313	3,857	2,469	1,574	1,429,354
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,571,745	39,696	49,002	18,568	80,199	1,759,210

368

10) FINANCIAL REPORTS

Note 28	Reportable segments (continued)

28.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2018 and December 31, 2017:

	Location		Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

369

10) FINANCIAL REPORTS

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2018, total interest expenses incurred amount to ThUS$59,914 (ThUS$50,124 as of December 31, 2017).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

29.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2018	12/31/2017

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%
Amount of costs for interest capitalized in ThUS$	5,021	4,382

370

10) FINANCIAL REPORTS

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(16,597)	(1,299)

Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(961)	(5,450)

Conversion foreign exchange reserves attributable to the non-controlling entity.	168	4

b)	Reserves for foreign currency exchange differences:

As of December 31, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	12/31/2018 ThUS$	12/31/2017 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(17)	(2)
Proinsa Ltda.	(11)	(7)
Comercial Agrorama Ltda.	(21)	(44)
Isapre Norte Grande Ltda.	(1)	(74)
Almacenes y Depósitos Ltda.	113	97
Sacal S.A.	(3)	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(10)	-
Agrorama S.A.	132	(98)
Doktor Tarsa	(13,811)	(14,447)
SQM Vitas Fzco	(2,682)	(1,779)
Ajay Europe	(1,270)	(831)
SQM Eastmed Turkey	(113)	(92)
Charlee SQM (Thailand) Co. Ltd.	-	(285)
Coromandel SQM India	(393)	(234)
SQM Italia SRL	(213)	(154)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	(435)	(435)
SQM Vitas Holland	(170)	(101)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,550)
Minera Exar S.A.	-	(5,209)
SQM Australia Pty Ltd.	(4,222)	154
Pavoni & C. Spa	70	-
Terra Tarsa BV	(82)	-
Plantacote NV	(34)	-
Doktolab Tarim Arastirma San.	(29)	-
Kore Potash PLC (a)	(1,206)	-
SQM Colombia SAS	(94)	-
Total	(26,307)	(24,913)

371

10) FINANCIAL REPORTS

Note 30	Effect of fluctuations in foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

372

10) FINANCIAL REPORTS

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2018 ThUS	12/31/2017 ThUS$
Current assets:
Cash and cash equivalents	ARS	2	1
Cash and cash equivalents	BRL	-	38
Cash and cash equivalents	CLP	157,500	579
Cash and cash equivalents	CNY	2,305	1,143
Cash and cash equivalents	EUR	4,738	9,782
Cash and cash equivalents	GBP	-	55
Cash and cash equivalents	AUD	29,598	-
Cash and cash equivalents	MXN	1,242	258
Cash and cash equivalents	PEN	1	8
Cash and cash equivalents	THB	1	-
Cash and cash equivalents	YEN	1,786	1,773
Cash and cash equivalents	ZAR	5,219	4,074
Subtotal cash and cash equivalents		202,392	17,711
Other current financial assets	CLP	20,931	39,126
Subtotal other current financial assets		20,931	39,126
Other current non-financial assets	BRL	-	1
Other current non-financial assets	ARS	2	-
Other current non-financial assets	AUD	102	-
Other current non-financial assets	COP	-	30
Other current non-financial assets	CLF	47	46
Other current non-financial assets	CLP	20,276	12,172
Other current non-financial assets	CNY	8	12
Other current non-financial assets	EUR	3,153	235
Other current non-financial assets	MXN	3,274	1,429
Other current non-financial assets	THB	19	279
Other current non-financial assets	PEN	-	20
Other current non-financial assets	YEN	21	18
Other current non-financial assets	ZAR	1,547	2,941
Subtotal other current non-financial assets		28,449	17,183
Trade and other receivables	ARS	-	6
Trade and other receivables	BRL	20	23
Trade and other receivables	CLF	453	427
Trade and other receivables	CLP	71,730	85,837
Trade and other receivables	CNY	11,361	10,426
Trade and other receivables	EUR	31,426	49,627
Trade and other receivables	GBP	-	90
Trade and other receivables	MXN	452	195
Trade and other receivables	AED	15,841	546
Trade and other receivables	THB	2,970	791
Trade and other receivables	YEN	76,267	41,582
Trade and other receivables	ZAR	571	23,825
Subtotal trade and other receivables		211,091	213,375
Receivables from related parties	EUR	105	58
Receivables from related parties	THB	-	74
Subtotal receivables from related parties		105	132

373

10) FINANCIAL REPORTS

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$

Current tax assets	ARS	2	4
Current tax assets	CLP	601	1,413
Current tax assets	EUR	3,500	183
Current tax assets	ZAR	-	431
Current tax assets	MXN	843	-
Current tax assets	PEN	131	201
Subtotal current tax assets		5,077	2,232
Subtotal current assets		468,045	289,759
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	72	42
Subtotal other non-current financial assets		92	62
Other non-current non-financial assets	BRL	23	27
Other non-current non-financial assets	CLP	758	822
Subtotal other non-current non-financial assets		781	849
Non-current right receivable	CLF	329	209
Non-current right receivable	COP	-	47
Non-current right receivable	CLP	1,807	1,256
Subtotal non-current rights receivable		2,136	1,512
Equity-accounted investees	AED	31,023	35,414
Equity-accounted investees	EUR	14,929	8,144
Equity-accounted investees	INR	1,729	1,632
Equity-accounted investees	THB	53	2,491
Equity-accounted investees	TRY	21,892	21,741
Subtotal equity-accounted investees		69,626	69,422
Intangible assets other than goodwill	CLP	85	48
Subtotal intangible assets other than goodwill		85	48
Property, plant and equipment	CLP	3,387	3,574
Subtotal property, plant and equipment		3,387	3,574
Total non-current assets		76,107	75,467
Total assets		544,152	365,226

374

10) FINANCIAL REPORTS

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2018			12/31/2017
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	342	6,256	6,598	4,947	-	4,947
Other current financial liabilities	BRL	52	-	52	-	-	-
Subtotal other current financial liabilities		394	6,256	6,650	4,947	-	4,947
Trade and other payables	BRL	34	-	34	37	-	37
Trade and other payables	THB	65	-	65	91	-	91
Trade and other payables	CLP	69,789	-	69,789	61,310	4,361	65,671
Trade and other payables	EUR	36,439		36,439	32,896	-	32,896
Trade and other payables	GBP	-	-	-	11	-	11
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	7	-	7	13	-	13
Trade and other payables	PEN	-	-	-	3	-	3
Trade and other payables	ZAR	1,842		1,842	2,541	-	2,541
Subtotal trade and other payables		108,177	-	108,177	96,903	4,361	101,264
Other current provisions	ARS	-	13	13	-	12	12
Other current provisions	BRL	707	-	707	739	-	739
Other current provisions	CLP	-	64	64	-	80	80
Other current provisions	EUR	243	-	243	243	-	243
Subtotal other current provisions		950	77	1,027	982	92	1,074
Current tax liabilities	CLP	-	31	31	-	326	326
Current tax liabilities	BRL	-	3	3	-	6	6
Current tax liabilities	CNY	-	8	8	3	-	3
Current tax liabilities	EUR	4,548	1,000	5,548	-	644	644
Current tax liabilities	ZAR	-	201	201	264	-	264
Current tax liabilities	MXN	-	9	9	3	3,071	3,074
Subtotal current tax liabilities		4,548	1,252	5,800	270	4,047	4,317

375

10) FINANCIAL REPORTS

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018			12/31/2017
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	3	-	3	15	-	15
Other current non-financial liabilities	CLP	7,703	6,431	14,134	8,708	1,824	10,532
Other current non-financial liabilities	CNY	11	40	51	7	-	7
Other current non-financial liabilities	EUR	1,053	-	1,053	2,955	-	2,955
Other current non-financial liabilities	MXN	103	46	149	346	34	380
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	11	-	11	12	-	12
Subtotal other current non-financial liabilities		8,954	6,517	15,471	12,113	1,858	13,971
Total current liabilities		123,023	14,102	137,125	115,215	10,358	125,573

376

10) FINANCIAL REPORTS

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal other non-current financial liabilities		-	-	-	-	453,818	453,818
Non-current provisions for employee benefits	CLP	-	-	-	-	521	521
Non-current provisions for employee benefits	MXN	-	-	-	-	175	175
Non-current provisions for employee benefits	YEN	-	-	-	-	171	171
Subtotal non-current provisions for employee benefits		-	-	-	-	867	867
Total non-current liabilities		-	-	-	-	454,685	454,685

		12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

377

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2018 and December 31, 2017, are as follows:

32.1	Current and non-current tax assets

a)	Current tax assets

	12/310/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	21,172	2,802
Monthly provisional income tax payments, foreign companies	5,199	808
Corporate tax credits (1)	1,858	456
Taxes in recovery process	28,881	28,225
Total	57,110	32,291

b)	Non-current tax assets

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

378

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.2	Current tax liabilities

Current tax liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
1st Category income tax	25,163	45,479
Foreign company income tax	21,097	28,996
Article 21 single tax	1,152	927
Total	47,412	75,402

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained. According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.64% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2018	Income tax 2017
Spain	25%	25%
Belgium	29.58%	33.99%
Mexico	30%	30%
United States	21% + 6%	34%+6%
South Africa	28%	28%

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

379

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.
b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

380

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities ,unemployment insurance	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forwards	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
Accounts receivable	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Junior mining companies (valued based on stock price)	-	(976)
Royalty	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance	-	(175,361)

381

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	68,544	-
Property, plant and equipment and capitalized interest	-	(211,374)
Facility closure provision	3,469	-
Manufacturing expenses	-	(102,748)
Staff severance indemnities ,unemployment	-	(6,792)
Vacation accrual	4,887	-
Inventory provision	25,172	-
Materials provision	7,107	-
Forwards	624	-
Employee benefits	2,317	-
Research and development expenses	-	(3,501)
Accounts receivable	4,253	-
Provision for legal complaints and expenses	5,243	-
Loan approval expenses	-	(2,670)
Junior mining companies (valued based on stock price)	-	(2,474)
Royalty	-	(4,084)
Tax loss benefit	1,437	-
Other	5,002	-
Foreign items (other)	305	-
Balances to date	128,360	(333,643)
Net balance	-	(205,283)

382

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-	(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-	(14,531)	196,843
Facility closure provision	(3,469)	(811)	-	(811)	(4,280)
Manufacturing expenses	102,748	1,012	-	1,012	103,760
Individual savings plans, unemployment insurance	6,792	(667)	(446)	(1,113)	5,679
Vacation accrual	(4,887)	(268)	-	(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-	(2,983)	(28,155)
Materials provision	(7,107)	868	-	868	(6,239)
Forwards	(624)	(1,545)	-	(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-	(992)	(3,309)
Research and development expenses	3,501	(1,285)	-	(1,285)	2,216
Accounts receivable	(4,253)	686	(621)	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-	1,230	(4,013)
Loan approval expenses	2,670	(333)	-	(333)	2,337
Junior mining companies (valued based on stock price)	2,474	-	(1,498)	(1,498)	976
Royalty	4,084	(795)	(11)	(806)	3,278
Tax loss benefit	(1,437)	313	-	313	(1,124)
Other	(5,002)	(64)	61	(3)	(5,005)
Foreign items (other)	(305)	46	-	46	(259)

Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)	(29,922)	175,361

383

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,750)	-	(13,750)	211,374
Facility closure provision	(1,589)	(1,880)	-	(1,880)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,684)	(4,488)	-	(4,488)	(25,172)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,305)	52	-	52	(4,253)
Provision for legal complaints and expenses	(7,686)	2,443	-	2,443	(5,243)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	(266)	(4,736)	-	(4,736)	(5,002)
Foreign items (other)	(212)	(93)	-	(93)	(305)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

During the period ended December 31, 2018 and December 31, 2017, the Company calculated and accounted for taxable income considering a rate of 27% and 25,5% respectively, in conformity with Law No. 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

384

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2018 and December 31, 2017, tax loss carryforwards are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Chile	1,125	1,437
Total	1,125	1,437

Tax losses as of December 31, 2018 correspond mainly to SQM S.A., Exploraciones Mineras S.A., Comercial Agrorama S.A., Agrorama Ltd. and SIT S.A.

d.6)	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOLs)	32	37
Doubtful accounts impairment	47	48
Inventory impairment	947	1,347
Pensions plan	62	1
Accrued vacations	19	19
Depreciation	(127)	(139)
Other	(28)	(36)
Balances to date	952	1,277

385

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	(205,283)	(205,455)
Increase (decrease) in deferred taxes in profit or loss	27,407	440
Increase (decrease) in deferred taxes in equity	2,515	(268)
Balances to date	(175,361)	(205,283)

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(207,959)	(182,567)
Adjustments to prior year current income tax	1,577	15,954
Current income tax expense, net, total	(206,382)	(166,613)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	27,407	440
Deferred tax expense, net, total	27,407	440
Tax expense (income)	(178,975)	(166,173)

386

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(7,516)	(14,396)
Current income tax expense, domestic, net	(198,866)	(152,217)
Current income tax expense, net, total	(206,382)	(166,613)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(1,885)	(154)
Deferred tax expense, domestic, net	29,292	594
Deferred tax expense, net, total	27,407	440
Income tax expense	(178,975)	(166,173)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

387

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2018	12/31/2018	12/31/2018
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	-	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	(744)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,401)	282	(1,119)
Cash flow hedge	2,184	-	2,184
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	757	(268)	489

388

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the main office and subsidiaries established in Chile generate a large part of the Company’s tax expense (income).

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Consolidated income before taxes	621,038	594,590
Income tax rate in force in Chile	27%	25.5%

Tax expense using the legal rate	(167,680)	(151,620)
Effect of royalty tax payments.	(4,919)	(3,372)
Tax effect of revenue from regular activities exempt from taxation	1,446	2,886
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(4,566)	(4,764)
Tax effect of tax rates borne abroad	(8,714)	(8,061)
IRS provision surplus	3,517	-
Fines affected by Article 21	(718)	(1,517)
Other tax effects from reconciliation between accounting gains and tax expenses	2,659	275
Tax expense using the effective rate	(178,975)	(166,173)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

389

10) FINANCIAL REPORTS

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million. On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period. These charges are already provisioned in the financial statements.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

390

10) FINANCIAL REPORTS

Note 33	Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	12/31/2018	12/31/2017
	ThUS$	ThUS$

Terrenos Soquimich Comercial S.A.	1,430	1,480
Facilities and fixtures at Soquimich Comercial S.A.	-	109
Total assets held for sale	1,430	1,589

391

10) FINANCIAL REPORTS

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2018, were approved and authorized for issuance by the Company´s Board of Directors on February 27, 2019.

34.2	Disclosures on events occurring after the reporting date

On January 7, 2019, the Superintendency of the Environment (SMA) accepted the compliance program presented by SQM Salar, thus suspending the process initiated against SQM Salar. On January 30, 2019, the Atacameño Indigenous Community of Peine filed against this ruling with the First Environmental Court. More details in note 22.3.

On January 23, 2019 Sociedad Química y Minera de Chile S.A. (SQM) (NYSE SQM, Santiago Stock Exchange SQM-B, SOM-A) informs that today the Board of Directors of SQM approved the following SOM Board Protocol for the presentation and use of sensitive information:

SOM BOARD PROTOCOL FOR THE PRESENTATION AND USE OF SENSITIVE INFORMATION

1.	Background

(a)       On July 26, 2017, the Board of Directors of Sociedad Química y Minera de Chile S.A. (respectively the "Board of Directors" and "the Company") approved a list of the main competitors, suppliers and customers of the Company, where Tianqi Lithium Corporation ('Tianqi") was included as a competitor of the Company.

(b)       In May 2018, Tianqi and Nutrien Ltd. announced that Tianqi agreed to acquire from Nutrien Ltd. the amount of 62,556,568 Series A shares of the Company, which corresponds to approximately 24% of the total shares issued by the Company.

(c)       On August 27, 2018, Tianqi and the Chilean National Economic Prosecutor Office (the "FNE") signed an out-of-court settlement (the "Agreement"), pursuant to which the FNE sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive lnformation") by Tianqi (the "Purpose").

(d)       The Antitrust Court (the 'TDLC") approved the Agreement by resolution of October 4, 2018, which was finalized on October 30, 2018. In Agreement approval process, the Company expressed its concerns to the TDLC regarding the measures described in the Agreement as (i) not effectively resolving the risks that Tianqi and the FNE wanted to mitigate, (ii) not being correctly oriented to avoid the access to Sensitive lnformation that, could damage the Company and the correct functioning of the market when in the possession of a competitor, and (iii) contradicting Law 18,046 on Corporations (the "Corporations Act") and other regulatory bodies applicable to the Company.

392

10) FINANCIAL REPORTS

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

(e)      On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by the Company (the "Acquisition"). Before the Acquisition, and after the approval of the Agreement by the TDLC, the Board of Directors had deemed it necessary to adopt measures aimed at achieving the Purpose, avoiding greater points of contact between the Sensitive lnformation and Tianqi, in a complementary manner, and not contradictory with the Agreement.

(f)       In consideration of the foregoing, on January 23, 2019, the Board of Directors unanimously resolved to adopt, the following protocol on the presentation and use of information in the Board of Directors, in the committees of the Board of Directors and in the Boards of Directors of Company's subsidiaries (the "Protocol")

1.	Protocol

Managing of information in the Board of Directors

1.1       The Board of Directors has defined that the directors and senior executives of the Company have the duty and responsibility to cooperate with the fulfillment of the Purpose, subject to compliance with the Corporations Act and other applicable regulations.

1.2       Therefore, in order for the Board of Directors to comply with its purposes and duties according to the Purpose, the Board of Directors agrees to delegate - in accordance with article 40, subsection 2 of the Public Limited Companies Law - all its powers in relation to administration, knowledge and resolution of the matters that refer to the lithium business of the Company, which means knowledge of Sensitive lnformation, in the committee indicated below.

1.3       Directors nominated or elected by a Competitor Shareholder (the "Directors elected by Competitor") have the right to receive Sensitive lnformation that has been dealt with or known in the Board of Directors or in any of its committees. Notwithstanding this, in the event that a Director chosen by Competitor wants to access Sensitive lnformation, he or she must request it in writing from the CEO of the Company. The CEO must inform the Head of the Antitrust Division of the FNE, the event that Sensitive lnformation is being requested by the Director elected by Competitor.

1.4       For the purposes of section 1.3 above, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities (i) the shareholder himself, (ii) the Board of Directors, (iii) the FNE, the TDLC or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

393

10) FINANCIAL REPORTS

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

2	Lithium Committee

2.1       The Board of Directors creates a Lithium Committee (the "Committee"). The Board delegates to the Committee the power to impose, review and manage all Sensitive lnformation; assist and guide senior executives of the Company in the ordinary management of the lithium business, review and recommend necessary policies and strategies related to the lithium business to the Board; and represent the Company, with the authority to evaluate, negotiate and subscribe acts, contracts or operations related to the lithium business and leading to knowledge of Sensitive lnformation.

2.2       The delegation of powers to the Committee does not imply the limitation or revocation of powers granted prior to this date by the Company that have not been specifically limited or revoked and, in addition, may coexist with future delegations of powers made by the Board, without implying a limitation of these, unless specifically agreed otherwise.

2.3       The Committee may be composed of all the directors of the Company who so express during the first meeting of the Board of Directors held after any Shareholders Meeting in which the Board of Directors has been renewed. Upon the request of a Director Elected by Competitor to be part of the Committee, the CEO must communicate this circumstance to the Head of the FN E Antitrust Division. Among the members of the Committee, a chairman must be elected, who will have the deciding vote. As agreed in advance by the shareholders at the Ordinary Shareholders Meeting of the Company, the members of the Committee may be remunerated for their duties related to the Committee,

2.4       The Committee will meet monthly, immediately following the ordinary meetings of the Board of Directors or as often as agreed by the members of the Committee. At the request of the Chairman of the Committee or the CEO, the Committee may meet in an extraordinary manner, by sending an email notice to its members at least 24 hours in advance.

2.5       Necessary information will be available to the members of the Committee, but not the Board. The Company must ensure that such information is of a restricted nature and is only available to the members of the Committee and the executives of the Company who should receive it. With respect to Sensitive lnformation, The Committee is fully empowered to establish all types of remote or online access restrictions, so that such information can only be received by members of the Committee.

394

10) FINANCIAL REPORTS

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

3	Boards of Directors of Subsidiaries

3.1       The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

3.2       The directors of the Company may attend the meetings of the boards of the Company's subsidiaries with the right to speak, and they will be empowered to impose on the books and records of said subsidiaries. Upon the requirement of a Director Elected by Competitor to participate in the board of a subsidiary, the CEO must inform the Head of the FNE Antitrust Division about such circumstance.

3.3       The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SOM Salar S.A. and SOM Potasios S.A., in order to allow the executives of the Company and the members of the board of both subsidiaries to have consolidated and detailed information of their businesses, for the best management of these and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

4	Right to lnformation

4.1       The directors of the Company have the right to be fully informed of everything related to the Company at any time in a documented manner, and by the CEO.

4.2       The CEO cannot deny Sensitive lnformation to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is ordered by a competent authority.

5	lncidents Report

5.1       Given the risks identified by the FNE with respect to the Acquisition, any director, senior executive or employee of the Company is obliged to inform the CEO and the Compliance Officer of the Company about any breach of this Protocol or the Agreement.

5.2       lt will be the responsibility of each Director Elected by Competitor, to inform the CEO as soon as he becomes aware of having known Sensitive lnformation involuntarily.

5.3       The CEO, after becoming aware of any of the circumstances indicated in sections 5.1 or 5.2 above, must communicate this circumstance to the head of the FNE Antitrust Division, as well as adopt the measures he deems necessary to prevent or mitigate a damage to the Company.

5.4       The communications that under this Protocol are made to the head of the FNE Antitrust Division, do not imply that the Company assumes any type of responsibility or obligations under the Agreement.

5.5       S.S. This Protocol may be modified or rendered ineffective by the Board of Directors, at any time, as it may decide. In this case, it will be communicated according to section 7 below.

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Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

6	Deferred Term

The term of the present Protocol shall be indefinite starting from the time when the next Ordinary Shareholders Meeting of the Company is concluded.

7	Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Antitrust Division, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com .

On January 7, 2019, the resignation of the Company’s Chief Executive Officer, Mr. Patricio de Solminihac Tampier, became effective. Likewise, as of January 8, 2019, Mr. Ricardo Ramos Rodríguez has assumed the position of Chief Executive Officer for the Company.

Management is not aware of any other significant events occurring between December 31, 2018 and the date of issuance of these consolidated financial statements, which affect them.

34.3	Details of dividends declared after the reporting date

Payment of Provisional Dividend

As of the closing date of the financial statements, there are no dividends declared after the reporting date.

Management is not aware of any other significant events that occurred between December 31, 2018, and the date of issuance of these consolidated financial statements that may significantly affect them.

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10) FINANCIAL REPORTS

Report of Accounting Inspectors

397

10) FINANCIAL REPORTS

Reasoned Analysis of the Financial Situation

1.	Analysis of the Financial Statements

Reasoned analysis of the consolidated financial statements for the year ended December 31, 2018 (in millions of U.S. dollars).

Balance Sheet
(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2018	2017
Total Current Assets	2,399.6	2,466.3
Cash and cash equivalents	556.1	630.4
Other current financial assets	312.7	367.0
Accounts receivable (1)	509.4	506.0
Inventory	913.7	902.1
Others	107.7	60.8

Total Non-current Assets	1,868.5	1,830.0
Other non-current financial assets	17.1	42.9
Investments in related companies	111.5	146.4
Property, plant and equipment	1,454.8	1,429.4
Other Non-current Assets	285.0	211.3

Total Assets	4,268.1	4,296.2

Total Current Liabilities	555.7	748.0
Short-term debt	23.6	220.3
Others	532.1	527.7

Total Long-Term Liabilities	1,574.6	1,300.7
Long-term debt	1,330.4	1,031.5
Others	244.2	269.2

Shareholders' Equity before Minority Interest	2,085.5	2,246.1
Minority Interest	52.3	59.6
Total Shareholders' Equity	2,137.8	2,247.5
Total Liabilities & Shareholders' Equity	4,268.1	4,296.2
Liquidity (2)	4.3	3.3

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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10) FINANCIAL REPORTS

1.1	Analysis of the Consolidated Statement of Financial Position

As of December 31, 2018, the Company’s total assets amount to MUS$4,268.1, representing a decrease of approximately 1% compared to MUS$4,296.2 obtained as of December 31, 2017. Such difference between both periods is mainly the result of the variance in the following items:

Current assets decreased by approximately 3%, from MUS$2,466.3 recorded at the end of the prior year to MUS$2,399.6 in the current period:

•	Cash and cash equivalents decreased by MUS$74.4 (12%) as of December 31, 2018 amounting to MUS$556.1. The detail of this item is disclosed in Note 11.
•	Other current financial assets decreased by MUS$54.3 (15%) as of December 31, 2018 amounting to MUS$312.7. The detail of the item is disclosed in Note 14.
•	Accounts receivable increased by MUS$3.4 (1%) as of December 31, 2018 amounting to MUS$509.4. The detail of this item is disclosed in Note 14.
•	Current inventories increased by MUS$11.6 (1%) as of December 31, 2018 amounting to MUS$913.7. The detail of this item is disclosed in Note 12.

Non-current assets increased by approximately 2%, from MUS$1,830.0 recorded at the end of prior year, to MUS$1,868.5 for the current quarter.

•	Other non-current financial assets decreased by MUS$45.7 (73%) as of December 31, 2018 amounting to MUS$17.1. The detail of the item is disclosed in Note 14.
•	Property, plant and equipment increased by MUS$17.6 (1%), as of December 31, 2018 amounting to MUS$1,454.8. The detail of this item is disclosed in Note 16.

As of December 31, 2018, the Company’s total liabilities amount to MUS$2,130.3, representing an increase of approximately 4% compared to MUS$2,048.8 recorded as of December 31, 2017. This difference is mainly generated by changes in the following items:

Current liabilities decreased by approximately 26%, from MUS$748.0 recorded at the end of December of the privious year to MUS$555.7 for the current quarter.

•	Other current financial liabilities decreased by MUS$196.7 (89%) as of December 31, 2018 amounting to MUS$23.6. The detail of this item is disclosed in Note 14.
•	Other current non-financial liabilities increased by MUS$4.4 (1%) as of December 31, 2018 amounting to MUS$532.1. The detail of this item is disclosed in Note 19.

Non-current liabilities increased by approximately 21%, from MUS$1,300.7 recorded at the end of the previous year, to MUS$1,574.6 for the current quarter.

•	Other non-current financial liabilities increased by MUS$298.9 (29%) as of December 31, 2018 amounting to MUS$1,330.4. The detail of this item is disclosed in Note 14.

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10) FINANCIAL REPORTS

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the comprehensive, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB). Should there be any discrepancies between IFRS and the instructions issued by the Chilean Comission for the Financial Market (CMF) the latter shall prevail.

These consolidated financial statements fairly reflect the Company’s equity and financial position and the results of its operations, changes in in the statement of income and expenses recognized and cash flows, which have occurred in the year then ended.

The valuation of the main assets and liabilities has been performed as follows:

Inventories: The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

The provisions for technical specification on the Company’s inventories have been made based on a technical study covering different variables affecting products in stock (density, moist, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Property, plant and equipment: Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation and impairment losses that they have experienced.

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10) FINANCIAL REPORTS

1.2 Consolidated Statement of Comprehensive Income

Income Statement
(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2018	2017	2018	2017

Revenues	565.2	574.8	2,265.8	2,157.3

Lithium and Lithium Derivatives	233.9	179.4	734.8	644.6
Specialty Plant Nutrition (1)	174.4	185.9	781.8	697.3
Iodine and Iodine Derivatives	81.9	60.8	325.0	252.1
Potassium Chloride & Potassium Sulfate	47.7	78.4	267.5	379.3
Industrial Chemicals	13.7	54.6	108.3	135.6
Other Income	13.8	15.7	48.5	48.5

Cost of Goods Sold	(313.7)	(303.4)	(1,262.0)	(1,154.3)
Depreciation and Amortization	(50.0)	(55.3)	(221.5)	(240.5)

Gross Profit	201.5	216.1	782.3	762.5

Administrative Expenses	(34.6)	(28.6)	(118.1)	(101.2)
Financial Expenses	(17.8)	(12.3)	(59.9)	(50.1)
Financial Income	6.0	4.7	22.5	13.5
Exchange Difference	(7.2)	(1.9)	(16.6)	(1.3)
Other	14.9	(23.7)	10.9	(28.8)

Income Before Taxes	162.9	154.3	621.0	594.6

Income Tax	(52.7)	(42.8)	(179.0)	(166.2)

Net Income before minority interest	110.2	111.5	442.1	428.4

Minority Interest	(1.5)	(1.0)	(2.2)	(0.7)

Net Income	108.6	110.5	439.2	427.7
Net Income per Share (US$)	0.41	0.42	1.67	1.63

(1) Includes other specialty fertilizers

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10) FINANCIAL REPORTS

1.2.1 Analysis by business area and market variances

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$734.8 million during the twelve months ended December 31, 2018, an increase of 14.0% compared to the US$644.6 million for the twelve months ended December 31, 2017.

Lithium and derivatives revenues increased 30.4% during the fourth quarter of 2018 compared to the fourth quarter of 2017. Total revenues amounted to US$233.9 million during the fourth quarter of 2018, compared to US$179.4 million in the fourth quarter of 2017.

The lithium market continued its strong growth in 2018, with total demand growth surpassing 27% according to our estimates. Demand growth was led by demand related to electric vehicles, we believe that full electric vehicle penetration rates reached 2% in 2018, and this number is expected to over double in the next five years. Demand in 2019 should be at least 20% greater than total demand in 2018.

Our average prices in 2018, increased over 25% compared to the previous year, and we were able to capture a significant price premium compared to many of our competitors during the same period. New supply is entering the market, which could impact our ability to maintain this price premium in 2019. However, there are several lithium grades of different qualities available in the lithium market, and not all products are sold at the same price; we do not believe that all lithium supply entering the market is suitable for all customers. We will focus on providing a high-quality lithium to our customers in 2019. We will also rebuild some inventories this year, and as a result of this, we believe our sales volumes in 2019 could be slightly higher to sales volumes seen in 2018.

Gross profit for the Lithium and Derivatives segment accounted for approximately 53% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Specialty plant nutrition

Revenues from the SPN business line for the twelve months ended December 31, 2018 totaled US$781.8 million, an increase of 12.1% compared to $697.3 million reported for the twelve months ended December 31, 2017.

Fourth quarter 2018 revenues reached US$174.4 million, 6.2% lower than the US$185.9 million reported in the fourth quarter of 2017.

The potassium nitrate market remained strong this year, and we believe it grew approximately 6% in 2018. Sales volumes during 2018 for this business line increased 12% compared to 2017, due to demand growth and limited supply from our competitors. Sales volumes in the fourth quarter were lower than the third quarter as a result of seasonality and additional supply in the market. Average prices during 2018 remained flat compared to prices reported the previous year.

We believe that demand growth of potassium nitrate will be approximately 6% in 2019. SQM expects that new supply will continue to enter the market this year. As part of our ongoing strategy in the potassium nitrate market, we will continue to invest in this growing market.

SPN gross profit accounted for approximately 22% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

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10) FINANCIAL REPORTS

Iodine and derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2018 were US$325.0 million, an increase of 28.9% compared to US$252.1 million generated for the twelve months ended December 31, 2017.

Revenues from sales of iodine and derivatives for the fourth quarter of 2018 amounted to US$81.9 million, an increase of 34.7% compared to US$60.8 million achieved during the fourth quarter of 2017.

Higher iodine revenues in 2018 were the result of higher sales volumes and higher average prices. Our sales volumes in 2018 reached 13,300 MT, over 5% more than sales volumes reported in 2017, and setting a new company record. We closed the fourth quarter with average prices of almost US$26/kg, exceeding our original expectations.

The iodine market grows consistently between 2-4% per year, and 2019 should be no different. As the largest player in this market, we believe it is important to plan for the future, meet the growing needs of our customers. For this reason, we submitted the environmental permit for an expansion of which will allow us to increase our capacity and meet future demand growth.

Gross profit for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Potassium: Potassium chloride and potassium sulfate

Potassium chloride and potassium sulfate revenues for 2018 totaled US$267.4 million, a 29.5% decrease compared to the US$379.3 million reported for the twelve months ended December 31, 2017.

Potassium chloride and potassium sulfate revenues decreased 39.2% in the fourth quarter of 2018, totaling US$47.7 million compared to the US$78.4 million reported for the fourth quarter of 2017.

Global demand in the potassium chloride market grew to approximately 66 million tons in 2018, growing about 3% when compared to last year. Prices in this market also increased during the year, and average prices in the business line increased 14% in 2018 compared to the previous year. Despite higher average prices, revenues in the potassium chloride and potassium sulfate business line decreased as anticipated, with sales volumes 38% lower during 2018 compared to 2017.

These lower sales volumes were a result of our production limitations as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Furthermore, as a result of environmental compliance plan that was approved by the Chilean Environmental Authority (SMA) at the end of the year, we are temporarily extracting less brine than we had in the past. We had previously announced that potassium chloride and potassium sulfate sales volumes could decrease significantly in 2019 when compared to 2018, we now believe that sales volumes for 2019 will be below 500,000 MT.

Gross profit for Potassium Chloride and Potassium Sulfate business line accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Industrial chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2018 reached US$108.3 million, a 20.1% decrease compared to US$135.6 million for the twelve months ended December 31, 2017.

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10) FINANCIAL REPORTS

Revenues for the fourth quarter of 2018 totaled US$13.7 million, a decrease of 74.9% compared to US$54.6 million for the fourth quarter of 2017.

In 2018, we sold approximately 47,000 MT of solar salts, we expect to sell a similar amount this year.

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Other commodity fertilizers and other revenues

Revenues from sales of other commodity fertilizers and other income reached US$48.5 million in the twelve months ended December 31, 2018, the same as the US$48.5 million for the twelve months ended December 31, 2017.

Financial Information

Administrative expenses

Administrative expenses totaled US$118.1 million (5.2% of revenues) for the twelve months ended December 31, 2018, compared to US$101.2 million (4.7% of revenues) recorded during the twelve months ended December 31, 2017.

Net finance costs

Net financial expenses for the twelve months ended December 31, 2018 were US$37.4 million, compared to US$36.6 million recorded for the twelve months ended December 31, 2017.

Income tax expense

Income tax expense reached US$179.0 million for the twelve months ended December 31, 2018, representing an effective tax rate of 28.8%, compared to an income tax expense of US$166.2 million during the twelve months ended December 31, 2017. The Chilean corporate tax rate was 27.0% during the 2018 period and 25.5% during the 2017 period.

Other

The adjusted EBITDA margin was approximately 39.1% for the twelve months ended December 31, 2018. Adjusted EBITDA margin for the twelve months ended December 31, 2017 was approximately 41.8%. The adjusted EBITDA margin for the fourth quarter of 2018 was approximately 38.4%.

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10) FINANCIAL REPORTS

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10) FINANCIAL REPORTS

2. Financial ratios

Liquidity ratios		12-31-2018	12-31-2017
Current liquidity	Times	4.32	3.30	Current assets Current liabilities
Acid test	Times	2.67	2.09	(Current assets – Inventories) Current liabilities

Indebtedness ratios		12-31-2018	12-31-2017
Indebtedness ratio	%	102.1	93.6	Liabilities Equity attributable to owners of the Parent
Short-term debt to total debt ratio	%	26.1	36.5	Current liabilities Total debt
Long-term debt to total debt ratio	%	73.9	63.5	Non-current liabilities Total debt

Activity ratios		12-31-2018	12-31-2017
Total assets	MUS$	4,268	4,296
Inventory turnover	Times	1.62	1.55	Cost of sales LTM Inventories
Inventory permanence	Days	222	333	360 days Inventory turnover

Profitability ratios		12-31-2018	12-31-2017
Earnings per share	Times	1.68	1.63	Net profit (loss) LTM Shares subscribed
Return on equity	%	20.7	19.1	Net profit (loss) LTM Equity
Return on assets	%	20.3	21.3	Net profit (loss) LTM Assets(1)

(1) Assets = Total Assets – (Cash and cash equivalents + Financial Assets + Investments in related companies)

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10) FINANCIAL REPORTS

2.1 Analysis of Financial Indicators

Liquidity:

•	Current liquidity: the increase in the ratio can be explained because there was a decrease in Current Assets of US$66.5 million (2.7%), there was also a decrease in Current Liabilities of US$192 million (25.7%), resulting in a lower ratio value. The main variation of the Current Assets was seen in the decrease by US$74 million of Cash and Cash Equivalents, and in the decrease of US$54 million of Other Current Financial Assets, mainly due to a decrease in more than 90 days deposits and was partially offset by the increase in Current Tax Assets of US$24 million. On the liabilities side, the main change was seen in the Current Financial Liabilities, which decreased by US$192 million, mainly due to the payment and non-renewal of approximately US$160 million of bank loans that accrue interest and the decrease of US$30 million of hedge derivatives that covered the latter.
•	Acid test: When comparing both periods, it can be noted that there was an increase in Inventory of US$12 million (1.3%), which, considering the aforementioned about Current Assets and Current Liabilities and taking this amount out of the equation, makes the gap between the items even greater, which results in a higher ratio than the previous one.

Indebtedness:

•	Debt ratio: this ratio increased, since, although the PC decreased by the US$192 million as mentioned above, Non-current Liabilities (NCL) increased by US$273 million (Total Liabilities are US$81 million, 4%), while Equity decreased by US$100 million (4.7%), thus proportionally decreasing the amount of Equity and resulting in a higher ratio. Within the NCL, the most outstanding movements were an increase of US$298 million in non-current financial liabilities, due to the inclusion of the series P bonds in UF equal of three million UF, series Q bonds of three million UF, a loan with Scotiabank of US$70 million, and a US$29 million decrease in deferred taxes. On the equity side, this decrease is mainly explained by the decrease in the accumulated profit of US$100 million.
•	Proportional amount of debt: due to the aforementioned variations, where the reasons for the decrease in the Current Liabilities and the increase in the Non-Current Liabilities were explained respectively, it can be concluded directly that these ratios varied as they did.

Activities:

•	An increase in inventory turnover can be seen, mainly due to the fact that inventory increased by US$12 million (1.3%), while cost of sales (LTM) increased by US$88 million (6.4%), mainly due to higher sales volumes. Given the proportionally and quantitatively increase of cost of sales over the inventory, it can be concluded directly that the ratio increased as it did. Due to this increase, a decrease in inventory permanence of 11 days can also be seen, since both ratios are inversely proportional.

Profitability:

•	Earnings per share: recording the same number of shares, because of an increase in profit for the period by approximately US$13.6 million (3%), an increase in this ratio is generated. For further details, please, see the statement of income for the corresponding periods.

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10) FINANCIAL REPORTS

•	ROE: The increase in this ratio was due to an increase in profit for the period and a decrease in equity of US$109 million.
•	ROA: The decrease in this ratio was due to the fact that although the dividend of the equation increased by US$2.8 million (0.4%), the assets that influenced the equation increased by US$160 million (5.2%), thus generating the appreciation effect in the ratio.

3. Analysis of the Statement of Cash Flows

The detail of the main components of cash flows as of December 31, 2018 and 2017 is as follows:

Statement of cash flows	12/31/2017	12/31/2017
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	524,839	703,997
Net cash flows from (used in) investing activities	(187,004)	(248,067)
Net cash flows from (used in) financing activities	(387,313)	(357,645)
Effects of changes in exchange rates on cash and cash equivalents	(24,894)	17,484
Cash and cash equivalents at the beginning of the period	630,438	514,669

Cash and cash equivalents at the end of the period	556,066	630,438

4. Market risk analysis

Interest rate: As of December 31, 2018, the Company’s financial liabilities, current and non-current that accrue interest amount to US$1,337.2 million and include the following types of financing:

i.	Unsecured obligations bearing interest, current and non-current (considering principal owed only): a bond in U.S. dollars of US$300 million considering a fixed interest rate of 3.625%, a bond in U.S. dollars of US$250 million considering a fixed interest rate of 5.5%, a bond in U.S. dollars of US$250 million considering a fixed interest rate of 4.375%; a bond in UF for the amount equivalent to US$155.2 million at fixed rate in U.S. dollars, through a Cross Currency Swap, of 4.47%; and a bond in UF for the amount equivalent to MUS$134.2 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 5.11%; and a bond in UF for the amount equivalent to MUS$119.0 at variable rate in U.S. dollars of UF+3.45.
ii.	A loan in U.S. dollars of US$70 million at a fixed rate in U.S. dollars through an Interest Rate Swap of 3.72%.

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10) FINANCIAL REPORTS

As of December 31, 2018, the Company recorded US$23.6 million within other current financial liabilities and US$1,330.4 million within other non-current financial liabilities.

Exchange rate: SQM’s main economic environment operates in U.S. dollars. However, because of the Company’s internationalization, the Company operates in different countries which generate exposure to changes in exchange rates for the different currencies with respect to U.S. dollar. Accordingly, SQM has hedging contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than U.S. dollar against the variation in the exchange rate, updating such contracts on a weekly basis depending on the quantity of assets and liabilities necessary to hedge in currencies other than U.S. dollar.

To ensure the difference between its assets and liabilities, as of December 31, 2018, the Company had the following derivative contracts (as the sum of the absolute value of their notional values): US$108 million in Chilean peso/U.S. dollar derivative contracts, US$15.32 million in Euro/U.S. dollar derivative contracts, US$17.06 million in South African rand/U.S. dollar and US$27.73 in other currencies.

In addition, the Company had US$348.24 million in derivative contracts to hedge its investments in term deposits in Chilean pesos.

To hedge its expected net cash flows in Chilean pesos related to the businesses associated with the trading of fertilizers in Chile, the Company did not maintain any Chilean peso/U.S. dollar derivative contract as of December 31, 2018. To hedge its expected net cash flows in Euros the Company did not maintain any Euro/U.S. dollar derivative contracts as of December 31, 2018.

Commodity prices: The main commodities the Company uses are oil (petroleum) as fuel and in all its forms, Currently, the Company has no hedging contracts hedging international changes in prices, However, the Company has long-term contracts for energy supply.

As indicated in the Company’s Annual Report, markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

Note 5 of the Consolidated Financial Statements as of December 31, 2018 includes a detailed analysis of risks associated with the Company’s businesses.

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10) FINANCIAL REPORTS

10) B) SUMMARY FINANCIAL STATEMENTS

The summary consolidated or individual financial statements of all companies mentioned in CMF ex SVS General Rule No. 346, Section I, No. 2.1, Letter a. 4.2 are provided below. The complete financial statements of such companies are available to the public in our offices and at the offices of the CMF.

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10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Summary Consolidated Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	88,268	112,279
Trade receivables due from related parties, current	423,292	569,033
Current inventories	217,103	185,060
Other current assets	46,404	22,529
Total current assets	775,067	888,901

Non-current assets
Property, plant and equipment	826,122	762,106
Other non-current assets	203,908	171,236
Total non-current assets	1,030,030	933,342
Total assets	1,805,097	1,822,243

Liabilities and Equity

Liabilities
Current liabilities
Other current financial liabilities	-	40,144
Trade payables due to related parties, current	470,957	202,843
Other current liabilities	165,323	136,997
Total current liabilities	636,280	379,984

Non-current liabilities
Deferred tax liabilities	182,555	185,799
Other non-current liabilities	11,072	4,157
Total non-current liabilities	193,627	189,956
Total liabilities	829,907	569,940

Equity
Equity attributable to owners of the Parent	826,246	1,086,589
Non-controlling interests	148,944	165,714
Total equity	975,190	1,252,303
Total liabilities and equity	1,805,097	1,822,243

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10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Summary Consolidated Statements of Income by Function

	January to december
	2018	2017
	ThUS$	ThUS$
Revenue	1,038,987	989,783
Cost of sales	(592,385)	(506,059)
Gross profit	446,602	483,724
Profit (loss) from operating activities	454,230	461,166
Profit (loss) before taxes	463,652	468,750
Income tax expense, continuing operations	(133,108)	(123,111)

Profit for the year	330,544	345,639
Profit attributable to
Owners of the Parent	271,247	282,442
Non-controlling interests	59,297	63,197
Profit for the year	330,544	345,639

Earnings per share
Common shares
Basic earnings per share (US$ per share)	2.169	2.259
Diluted common shares
Diluted earnings per share (US$ per share)	2.169	2.259

Summary Consolidated Statements of Comprehensive Income

	January to december
	2018	2017
	ThUS$	ThUS$
Profit for the year	330,544	345,639
Other comprehensive income	83	(4.477)
Total comprehensive income	330,627	341,162
Comprehensive income attributable to
Owners of the Parent	271,493	277,869
Non-controlling interests	59,134	63,293
Total comprehensive income	330,627	341,162

412

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Summary Consolidated Statements of Cash Flows

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	549,648	137,136
Net cash generated from (used in) investing activities	(180,873)	(83,405)
Net cash generated from (used in) financing activities	(391,729)	(10,000)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(22,954)	43,731
Effects of exchange rate fluctuations on cash held	(1,057)	2,915
Net (decrease) increase in cash and cash equivalents	(24,011)	46,646
Cash and cash equivalents at beginning of period	112,279	65,633
Cash and cash equivalents at end of period	88,268	112,279

413

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Summary Consolidated Statements of changes in Equity

2018	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	6,562	823,017	1,086,589	165,714	1,252,303
Profit for the year	-	-	271,247	271,247	59,297	330,544
Other comprehensive income	-	246	-	246	(163)	83
Comprehensive income	-	246	271,247	271,493	59,134	330,627
Dividends	-	-	(531,830)	(531,830)	(75,904)	(607,740)
Increase (decrease) due to transfers and other changes		182	(188)	(6)	-	(6)
Increase (decrease) in equity	-	428	(260,771)	(260,343)	(16,770)	(277,113)
Equity As of December 31, 2018	257,010	6,990	562,246	826,246	148,944	975,190

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	8,221	570,610	835,841	119,459	955,300
Profit for the year	-	-	282,442	282,442	63,197	345,639
Other comprehensive income	-	(4,573)	-	(4,573)	96	(4,477)
Comprehensive income	-	(4,573)	282,442	277,869	63,293	341,162
Dividends	-	-	(30,035)	(30,035)	(18,968)	(49,003)
Increase (decrease) due to transfers and other changes	-	2,914	-	2,914	1,930	4,844
Increase (decrease) in equity	-	(1,659)	252,407	250,748	46,255	297,003
Equity As of December 31, 2017	257,010	6,562	823,017	1,086,589	165,714	1,252,303

414

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note. Maturity terms for each case vary by virtue of the transaction giving rise to them. As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2018 and December 31, 2017, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	SQM Africa Pty. Ltd..	Other related parties	South Africa	Sale of products	32,092	25,813
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	308	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	39
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	Sale of products	8,937	9,885
Foreign	SQM Europe N.V.	Other related parties	Belgium	Sale of products	524,991	462,351
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Current account interest	295	704
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Services provided	1,084	1,421
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	81,869	86,108
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed asset	-	141
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	3,934	4,487
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	853	1,200
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Dividends	341,609	85,389
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	3,728	1,884
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	5,581	8,635
93.007.000-9	SQM S.A.	Parent	Chile	Services provided	1,332	1,507
93.007.000-9	SQM S.A.	Parent	Chile	Sale of products	39	-
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	88	181
93.007.000-9	SQM S.A.	Parent	Chile	Services received	940	926
Foreign	SQM North America Corp.	Other related parties	United States	Sale of products	55,808	47,276
Foreign	SQM North America Corp.	Other related parties	United States	Current account interest	-	146
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	Sale of products	15,340	12,387
Foreign	Ajay No rth America	Associate	United States	Dividends	2,807	1,123
79.770.780-5	SIT S.A.	Other related parties	Chile	Current account interest	678	1,345
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	Sale of products	22,477	40,343
Foreign	SQM Iberian S.A.	Other related parties	Spain	Sale of products	12,142	20,107
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	11,081	16,561
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	1,682	8,180
Foreign	SQM Thailand Limited	Other related parties	Thailand	Sale of products	2,238	1,260
Foreign	SQM Japan Co. Ltd.	Subsidiary	Japan	Sale of products	195,343	106,402
Foreign	SQM Colombia S.A.S.	Subsidiary	Colombia	Sale of products	2,649	-
Foreign	Minera Exar (1)	Joint venture	Argentina	Loans	-	11,000
					1,329,925	956,801

(1)	During the month of December 2018, the Company. sold its interest in Minera Exar S.A. generating a pre-tax profit of ThUS$12.139

415

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Nitratos Naturais Do Chile Ltda.	Other related parties	Brazil	US$	2,358	2,358
Foreign	RS Agro Chemical Trading Corporation A.V.V.	Other related parties	Aruba	US$	-	8
Foreign	Soquimich European Holding B.V.	Other related parties	Dutch Antille	US$	30,726	69,741
79.770.780-5	Serv, Integrales de Tránsito y Transf. S.A.	Associate	Chile	US$	-	121
Foreign	SQM Thailand Limited	Other related parties	Tailandia	US$	2,238	5,677
Foreign	SQM Africa Pty Ltd.	Other related parties	South Africa	US$	21,974	26,641
Foreign	SQM Colombia S.A.S	Other related partie	Colombia	US$	2,649	-
Foreign	SQM Corporation N.V	Other related parties	Dutch Antille	US$	3,586	3,575
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	US$	9,118	9,885
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	208,052	160,141
Foreign	SQM Iberian S.A.	Other related parties	Spain	US$	4,155	13,551
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	US$	-	121,486
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	US$	74,494	40,018
Foreign	SQM North America Corp.	Associate	United States	US$	8,571	6,984
Foreign	SQM Perú S.A.	Other related parties	Perú	US$	36,709	65,582
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	US$	1,080	1,080
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	US$	9,414	6,046
Foreign	Kowa Company Ltd,	Other related parties	Japan	US$	4,477	12,627
Foreign	Charlee SQM Thailand Co.Ltd	Other related parties	Thailand	US$	23	23
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	US$	-	11,000
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	US$	2,423	7,369
Foreign	SQM Vitas Fzco	Other related parties	United Arab Emirates	US$	66	65
Foreign	SQM Vitas Perú S.A.C	Other related parties	Perú	US$	1,179	4,694
93.007.000-9	SQM S.A.	Parent	Chile	US$	-	361
Total as of to date					423,292	569,033

Trade payables due to related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	RS Agro Chemical Tranding	Associate	Aruba	US$	5,140	5,156
79.770.780-5	SIT S.A.	Associate	Chile	US$	21,640	11,552
Foreign	SQM(beijing) Commercial Co.Ltd.	Other related parties	China	US$	-	184
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	US$	31,661	14,337
Foreign	Charlee SQM(thailand) Co	Other related parties	Thailand	US$	-	23
93.007.000-9	SQM S.A.	Parent	Chile	US$	412,507	171,585
Foreign	Covalent Lithium Pty Ltd..	Other related parties	Australia	AUD$	9	-
Foreign	Sacal	Other related parties	Argentina	US$	-	6
Total as of to date					470,957	202,843

416

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Summary Consolidated Classified Statements of Financial

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	145,085	211,397
Trade receivables due from related parties, current	433,448	426,095
Current inventories	903,196	880,097
Other current assets	89,598	75,621
Total current assets	1,571,327	1,593,210

Non-current assets
Investments in associates	77,695	86,361
Property, plant and equipment	474,570	474,878
Other non-current assets	19,840	25,550
Total non-current assets	572,105	586,789
Total assets	2,143,432	2,179,999

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	806,805	867,067
Other current liabilities	174,999	249,656
Total current liabilities	981,804	1,116,723

Non-current liabilities
Deferred tax liabilities	49,535	54,156
Other non-current liabilities	38,552	29,226
Total non-current liabilities	88,087	83,382
Total liabilities	1,069,891	1,200,105

Equity
Equity attributable to owners of the Parent	1,017,432	936,509
Non-controlling interests	56,109	43,385
Total equity	1,073,541	979,894
Total liabilities and equity	2,143,432	2,179,999

417

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Summary Consolidated Statements of Income by Function

	January to December
	2018	2017
	ThUS$	ThUS$
Revenue	2,361,574	2,093,754
Cost of sales	(2,134,135)	(1,911,321)
Gross profit	227,439	182,433
Profit (loss) from operating activities	129,198	89,402
Profit (loss) before taxes	115,802	72,381
Income tax expense, continuing operations	(32,506)	(24,523)

Profit for the year	83,296	47,858
Profit attributable to
Owners of the Parent	82,638	48,988
Non-controlling interests	658	(1,130)
Profit for the year	83,296	47,858

	January to December
	2018	2017
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.1155	0.0685
Diluted common shares
Diluted earnings per share (US$ per share)	0.1155	0.0685

418

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Summary Consolidated Statements of comprehensive income

	January to December
	2018	2017
	ThUS$	ThUS$

Profit for the year	83,296	47,858
Other comprehensive income	(833)	(567)
Total comprehensive income	82,463	47,291
Comprehensive income attributable to
Owners of the Parent	81,538	48,516
Non-controlling interests	925	(1,225)
Total comprehensive income	82,463	47,291

Summary Consolidated Statements of Cash Flows

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	(4,385)	30,909
Net cash generated from (used in) investing activities	(16,325)	(14,675)
Net cash generated from (used in) financing activities	(45,820)	16,811
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(66,530)	33,045
Effects of exchange rate fluctuations on cash held	218	(1,075)
Net (decrease) increase in cash and cash equivalents	(66,312)	31,970
Cash and cash equivalents at beginning of period	211,397	179,427
Cash and cash equivalents at end of period	145,085	211,397

419

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Summary Consolidated Statements of Changes in Equity

2018	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(7,053)	228,496	936,509	43,385	979,894
Profit for the year)	-	-	82,638	82,638	658	83,296
Other comprehensive income	-	(1,101)	-	(1,101)	268	(833)
Comprehensive income	-	(1,101)	82,638	81,537	926	82,463
Dividends	-	-	-		(8,910)	(8,910)
Increase (decrease) due to transfers and other changes	-	18,756	(19,370)	(614)	20,708	20,094
Increase (decrease) in equity	-	17,655	63,268	80,923	12,724	93,647
Equity as of December 31, 2018	715,066	10,602	291,764	1,017,764	56,109	1,073,541

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(7,144)	183,008	890,930	45,629	936,559
Profit for the year)	-	-	48,988	48,988	(1,130)	47,858
Other comprehensive income	-	(472)	-	(472)	(95)	(567)
Comprehensive income	-	(472)	48,988	48,516	(1,225)	47,291
Dividends	-	-	-	-	(1,264)	(1,264)
Increase (decrease) due to transfers and other changes	-	563	(3,500)	(2,937)	245	(2,692)
Increase (decrease) in equity	-	91	45,488	45,579	(2,244)	43,335
Equity as of December 31, 2017	715,066	(7,053)	228,496	936,509	43,385	979,894

420

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Balances and transactions with related parties

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

Detailed identification of the link between the Parent and subsidiary

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note. Maturity terms for each case vary by virtue of the transaction giving rise to them. As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2018 and December 31, 2017, the detail of transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2018	12/31/2017
					ThUS$	ThUS$
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase products	185,486	100,626
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of fixed assets	-	202
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	15,025	24,372
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	152	454
93.007.000-9	SQM S.A.	Parent	Chile	Sale of solutions	181,299	96,569
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	2,840	4,125
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	6,069	12,464
93.007.000-9	SQM S.A.	Parent	Chile	Sale of services	484	279
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	-	575
93.007.000-9	SQM S.A.	Parent	Chile	Sale of fixed assets	-	858
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of product	81,016	251
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of services	11,038	15,133
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	3,759	3,664
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	799	1,345

421

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2018	12/31/2017
					ThUS$	ThUS$
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Subsidiary	Chile	Sale of products	23,108	20,311
79.906.120-1	Isapre Norte Grande Ltda.	Subsidiary	Chile	Sale of products	1,271	786
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Subsidiary	Chile	Sale of products	1,330	487
Foreign	Royal Seed Trading Corporation A.V.V.	Other related parties	Aruba	Current account interest	774	605
Foreign	SQM Investment Corporation N.V	Other related parties	Dutch Antilles	Current account interest	829	769
Foreign	Ajay Europe SARL	Associate	France	Sale of products	19,768	15,706
Foreign	Abu Dhabi Fertilizer Industries WWL.	Associate	United Arab Emirates	Sale of products	5,811	4,310
Foreign	Ajay North America LLC	Other related parties	United States	Sale of products	16,810	13,206
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	19,964	17,538
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	-	130,425
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	181	827
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Sale of products	853	1,200
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,261	5,102
Foreign	SQM Brasil Limitada	Other related parties	Brazil	Sale of products	126	336
Foreign	Coromandel SQM	Joint venture	India	Sale of products	8,340	8,011
Foreign	Sichuan SQM Migao Chemical Fertiliezers Co Ltda.	Joint venture	China	Sale of products	-	252
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil		32,272	14,575
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Sale of products	-	82
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Perú	Sale of products	15,522	14,878
Foreign	Plantacote NV	Associate	Belgica	Sale of products	4,732	2,108
Foreign	Terra Tarsa Ukraine LLC	Associate	Turquia	Sale of products	1,677	1,218
Foreign	Terra Tarsa Don LLC	Joint venture	Federation Rusa	Sale of products	187	423

422

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
79.876.080-7	Adepo Ltda	Other related parties	Chile	Ch$	-	1
Foreign	Comercial Caiman Int. S.A.	Other related parties	Panama	US$	801	801
76.425.380-9	Exploraciones Mineras S.A..	Other related parties	Chile	US$	38	36
Foreign	Soquimich SRL Argentina	Subsidiary	Argentina	US$	158	158
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	-	4,918
96.511.530-7	Soc. Inv P. Calichera S.A.	Jointly controlled entity	Chile	US$	6	7
Foreign	Abu Dhabi Fertilizer Ind	Other related parties	United Arab Emirates	US$	857	73
Foreign	Ajay Europe SARL	Other related parties	France	US$	3,536	4,250
Foreign	Ajay North América llc	Other related parties	United States	US$	2,716	1,867
Foreign	Charlee SQM Thailand Co.	Other related parties	Thailand	Bath Tailandés	-	1,227
Foreign	Terra Tarsa Don LLC	Other related parties	Federation rusa	Rublo Ruso	41	44
Foreign	Coromandel SQM India	Joint venture	India	Rupia India	2,026	3,804
Foreign	Plantacote N.V	Joint venture	Belgica	Euro	312	190
Foreign	SQM Star Qingdao Corp Nutrition Co.. Ltd	Joint venture	China	US$	248	-
Foreign	SQM Migao Sichuan Fertilizer	Joint venture	China	US$	-	1,460
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	13,395	9,924
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	US$	39	-
Foreign	SQM Vitas Perú S.A.C	Joint venture	Perú	US$	11,588	9,072
Foreign	Royal Seed Trading Corporation V.V.V.	Other related parties	Aruba	US$	11,275	-
Foreign	Doktor Tarsa Tarim Sanayi AS	Other related parties	Turkey	US$	6,497	-
Foreign	SQM Eastmed Turkey	Other related parties	Yutkey	Euro	30	-
Foreign	Pavoni & C. Spa	Joint venture	Italy	Euro	12	-
Total as of to date					53,575	37,832

423

10) FINANCIAL REPORTS

SQM Industrial S.A. and Subsidiaries

Trade payables due to related parties, current:

Tax ID No,	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanaryi AS	Other related parties	Turkey	US$	-	10
Foreign	Terra TarsaxUkraine LLC	Other related parties	Ucrania	Grivna Ucraniana	-	7
Foreign	Royal Seed Trading Co.	Other related parties	Aruba	US$	-	17,892
Foreign	SQM Investment Co.	Other related parties	Dutch Antilles	US$	36,267	44,364
96.592.190-7	SQM Nitratos S.A.	Other related parties	Chile	US$	348,697	329,554
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	309,060	422,962
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Ch$	919	5,751
Foreign	SQMC Holding Corporation L.L.P.	Other related parties	United States	US$	23,754	22,482
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd	Joint venture	China	US$	-	675
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	104
93.007.000-9	SQM S.A.	Parent	Chile	US$	88,108	23,266
Total as of to date					806,805	867,067

424

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Summary Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Assets

Current assets
Trade receivables due from related parties, current	352,671	333,348
Other current assets	11,821	20,473
Total current assets	364,492	353,821

Non-current assets
Property, plant and equipment	26,012	33,904
Other non-current assets	7,703	5,239
Total non-current assets	33,715	39,143
Total assets	398,207	392,964

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	281,600	311,582
Other current liabilities	28,462	13,156
Total current liabilities	310,062	324,738

Non-current liabilities
Deferred tax liabilities	1,156	4,107
Provisions for employee benefits, non-current	456	381
Total non-current liabilities	1,621	4,488
Total liabilities	311,683	329,226

Equity
Equity attributable to owners of the Parent	86,524	63,738
Non-controlling interests	-	-
Total equity	86,524	63,738

Total liabilities and equity	398,207	392,964

425

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Summary Statements of Income by Function

	January to December
	2018	2017
	ThUS$	ThUS$
Revenue	185,487	100,626
Cost of sales	(137,482)	(92,232)
Gross profit	48,005	8,394
Profit (loss) from operating activities	45,793	7,894
Profit (loss) before taxes	49,020	8,592
Income tax expense, continuing operations	(16,488)	(3,023)
Profit for the year	32,532	5,569

	January to December
	2018	2017
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0,7099	0,1215

Diluted common shares
Diluted earnings per share (US$ per share)	0,7099	0,1215

426

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Summary Statements of Comprehensive Income

	2018	2017
	ThUS$	ThUS$

Profit for the year	32,532	5,569
Other comprehensive income	14	38
Total comprehensive income	32,546	5,607

Comprehensive income attributable to
Owners of the Parent	32,546	5,607
Non-controlling interests	-	-
Total comprehensive income	32,546	5,607

Summary Statements of Cash Flows

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	5,528	9,660
Net cash generated from (used in) investing activities	(6,326)	(8,896)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(798)	764

Effects of exchange rate fluctuations on cash held	(21)	(14)
Net (decrease) increase in cash and cash equivalents	(819)	750
Cash and cash equivalents at beginning of period	833	83
Cash and cash equivalents at end of period	14	833

427

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Summary Statements of Changes in Equity

2018	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	-	33,388	63,738	63,738
Profit for the year)	-	-	32,532	32,532	32,532
Other comprehensive income		14	-	14	14
Comprehensive income	-	14	32,532	32,532	32,546
Dividends	-	-	(9,760)	(9,760)	(9,760)
Incremento (disminución) en el patrimonio	-	14	22,772	22,786	22,786
Equity as of December 31, 2018	30,350	14	56,160	86,524	86,524

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	(38)	29,490	59,802	59,802
Profit for the year)	-		5,569	5,569	5,569
Other comprehensive income		38	-	38	38
Comprehensive income	-	38	5,569	5,607	5,607
Dividends	-	-	(1,671)	(1,671)	(1,671)
Incremento (disminución) en el patrimonio	-	-	3,898	3,936	3,936
Equity as of December 31, 2017	30,350	-	33,388	63,738	63,738

428

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2017, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2018 and December 31, 2017, the detail of transactions with related parties is as follows:

Tax ID No	Company	Nature	Country of origin	Transaction	12/31/2018	12/31/2017
					ThUS$	ThUS$
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	185,486	100,626
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	15,025	24,372
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Purchase fixed asset	221	244
93.007.000-9	SQM S.A.	Parent	Chile	Mining concession rental service	30,306	6,079
93.007.000-9	SQM S.A.	Parent	Chile	Services received	15	16
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	12,663	22,338
93.007.000-9	SQM S.A.	Parent	Chile	Sale of fixed assets	-	3,292
93.007.000-9	SQM S.A.	Parent	Chile	Dividends	9,760	1,671
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Current account interest	152	454
79.626.800-K	SQM Salar S.A.	Other related parties	Chile	Current account interest	12	11
76.725.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	Current account interest	-	13
79.906.120-1	Isapre Norte Grande Ltda.	Other related parties	Chile	Services received		-
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	283	680
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Services received	1,084	1,421
					255,007	161,217

429

10) FINANCIAL REPORTS

SQM Nitratos S.A.

Trade receivables due from related parties, current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2018	12/31/2017
					ThUS$	ThUS$
79.947.100-0	SQM Industrial S.A.	Matriz común	Chile	US$	352,671	333,348
				Total as of to date	352,671	333,348

Trade payables due to related parties, current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2018	12/31/2017
					ThUS$	ThUS$
93.007.000-9	SQM S.A.	Matriz	Chile	US$	269,054	300,804
96.651.060-9	SQM Potasio S.A.	Other related parties	Chile	US$	7,885	6,312
79.770.780-5	SIT S.A.	Other related parties	Chile	US$	3,975	3,794
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	322	308
76.425.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	US$	364	364
				Total as of to date	281,600	311,582

As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

430

10) FINANCIAL REPORTS

Orcoma SPA

Summary Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Assets

Non-current assets
Intangible assets other than goodwill	2,356	2,356
Other non-current assets	4	4
Total non-current assets	2,360	2,360
Total assets	2,360	2,360

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	13	13
Total current liabilities	13	13

Equity
Share capital	2,358	2,358
Retained earnings	(11)	(11)
Total equity	2,347	2,347
Total liabilities and equity	2,360	2,360

Summary Statements of Income by Function

January to December
	2018	2017
	ThUS$	ThUS$
Administrative expenses	-	-
Income tax expense
Profit (loss) from operating activities	-	-

Profit for the year	-	-

431

10) FINANCIAL REPORTS

Orcoma SPA

Summary Statements of Changes in Equity

2018	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(11)	2,347	2,347
Profit for the year)	-	-	-	-
Other comprehensive income	-	-	-	-
Comprehensive income	-	-	-	-

Equity as of December 31, 2018	2,358	(11)	2,347	2,347

2017	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(11)	2,347	2,347
Profit for the year)	-	-	-	-
Other comprehensive income	-	-	-	-
Comprehensive income	-	-	-	-

Equity as of December 31, 2017	2,358	(11)	2,347	2,347

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2018 and December 31, 2017, there are no transactions with related entities.

432

10) FINANCIAL REPORTS

Rs Agro Chemical Trading Corporation A.V.V.

Summary Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	MUS$
Assets

Current assets
Cash and cash equivalents	6	8
Trade receivables due from related parties, current	5,149	5,156
Total current assets	5,155	5,164
Total assets	5,155	5,164

	As of December 31, 2018	As of December 31, 2017
	ThUS$	MUS$
Liabilities

Current liabilities
Trade and other payables, current	2	-
Trade payables due to related parties, current	37	23
Total current liabilities	39	23

Equity
Share capital	6	6
Retained earnings	5,110	5,135
Total equity	5,116	5,141
Total liabilities and equity	5,155	5,164

Summary Statements of Income by Function

	January to December
	2018	2017
	ThUS$	ThUS$

Profit (loss) from operating activities	(24)	(29)
Profit (loss) before taxes	(25)	(30)
Income tax expense, continuing operations	-	-
Profit (loss) from continuing operations	(25)	(30)

Profit for the year	(25)	(30)

433

10) FINANCIAL REPORTS

Rs Agro Chemical Trading Corporation A.V.V.

	January to December
	2018	2017
	US$	US$

Earnings per share
Common shares	60	60
Basic earnings per share (US$ per share)	(422.83)	(504.62)

Diluted common shares
Diluted earnings per share (US$ per share)	(422.83)	(504.62)

Summary Statements of Comprehensive Income

	January to December
	2018	2017
	ThUS$	ThUS$

Profit for the year	(25)	(30)
Total comprehensive income	(25)	(30)

Statements of cash flows

	31/12/2018 ThUS$	31/12/2017 ThUS$

Net cash generated from (used in) operating activities	(2)	(3)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(2)	(3)

Net (decrease) increase in cash and cash equivalents	(2)	(3)
Cash and cash equivalents at beginning of period	8	11
Cash and cash equivalents at end of period	6	8

434

10) FINANCIAL REPORTS

Rs Agro Chemical Trading Corporation A.V.V.

Summary Statements of Changes in Equity

2018	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,135	5,141

Profit for the year)	-	(25)	(25)

Comprehensive income	-	(25)	(25)

Equity as of December 31, 2018	6	5,110	5,116

2017	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,165	5,171

Profit for the year)	-	(30)	(30)

Comprehensive income	-	(30)	(30)

Equity as of December 31, 2017	6	5,135	5,141

435

10) FINANCIAL REPORTS

Rs Agro Chemical Trading Corporation A.V.V.

Transactions with related parties

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them. As of December 31, 2018 and December 31, 2017, there are no transactions between Rs Agro Chemical Trading Corporation A.V.V. and related parties.

As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	SQM Investment Corporation N.V.	Associate	Aruba	US$	5,149	5,156
Total as of to-date					5,149	5,156

Trade payables due to related parties, current

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Parent	Chile	US$	28	15
Foreign	Royal Seed Trading	Associate	Aruba	US$	9	8
Total as of to date					37	23

436

10) FINANCIAL REPORTS

Orcoma Estudios SPA

Summary Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThuS$
Assets

Current assets
Cash and cash equivalents	294	339
Other current non-financial assets	2	2
Total current assets	296	341

Non-current assets
Property, plant and equipment	4,416	4,356
Total non-current assets	4,416	4,356
Total assets	4,712	4,697

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThuS$
Liabilities and Equity

Liabilities
Current liabilities
Trade and other receivables, current	2	50
Trade payables due to related parties, current	61	-
Total current liabilities	63	50

Non-current liabilities
Current tax liabilities	1	-
Total non-current liabilities	1	-
Total liabilities	64	50

Equity
Share capital	4,632	4,632
Retained earnings	16	15
Total equity	4,648	4,647
Total liabilities and equity	4,712	4,697

437

10) FINANCIAL REPORTS

Orcoma Estudios SPA

Summary Statements of Income by Function

	January to December
	2018	2017
	ThUS$	ThUS$
Foreign currency translation differences	1	-
Profit (loss) before taxes	1	-
Income tax expense, continuing operations	-	-
Profit (loss) from continuing operations	1	-

Profit for the year	1	-

Summary Statements of Comprehensive Income

	January to December
	2018	2017
	ThUS$	ThUS$
Profit for the year	1	1
Total comprehensive income	1	1

438

10) FINANCIAL REPORTS

Orcoma Estudios SPA

Summary Statements of Cash Flows

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	15	(109)
Net cash generated from (used in) financing activities	(60)	(221)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(45)	(330)
Net (decrease) increase in cash and cash equivalents	(45)	(330)
Cash and cash equivalents at beginning of period	339	669
Cash and cash equivalents at end of period	294	339

Summary Statements of Changes in Equity

2018	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance, current year at 01/01/2018	4,632	15	4,647
Restated initial balance
Profit (loss)	-	1	1
Comprehensive income	-	1	1
Closing balance, current year at 12/31/2018	4,632	16	4,648

2017	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance, current year at 01/01/2017	4,632	15	4,647
Restated initial balance
Profit (loss)	-	-	-
Comprehensive income	-	-	-
Closing balance, current year at 12/31/2017	4,632	15	4,647

439

10) FINANCIAL REPORTS

Orcoma Estudios SPA

Related party disclosures

Balances pending at each year-end are not guaranteed and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the year ended December 31, 2018, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Orcoma Estudios SPA is controlled by two shareholders, Sociedad Química y Minera de Chile S.A. and IM Inversiones Limitada with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the Chilean Commission for Financial Markets (CMF) ex Superintendence of Securities and Insurance under No. 0184 of March 18, 1983 and accordingly, is subject to the oversight of such regulating authority.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature	12/31/2018	12/31/2017
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	U.S. dollar	Parent	61	-
					61	-

As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2018 and December 31, 2017, there are no transactions with related entities.

440

10) FINANCIAL REPORTS

Ajay SQM Chile

Summary Classified Statements of Financial Position

	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
Assets

Current assets
Trade and other receivables, current	3,822	2,465
Trade receivables due from related parties, current	5,354	7,743
Current inventories	5,384	5,377
Other current assets	3,040	1,464
Total current assets	17,600	17,049

Non-current assets
Property, plant and equipment	1,167	1,066
Other non-current assets	131	76
Total non-current assets	1,298	1,142
Total assets	18,898	18,191

Liabilities and Equity
	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Liabilities

Current liabilities
Trade payables due to related parties, current	576	584
Current tax liabilities	50	-
Other current liabilities	211	196
Total current liabilities	837	780

Non-current liabilities
Deferred tax liabilities		-
Provisions for employee benefits, non-current	389	459
Total non-current liabilities	389	459
Total liabilities	1,226	1,239

Equity
Total equity	17,672	16,952
Total liabilities and equity	18,898	18,191

441

10) FINANCIAL REPORTS

Ajay SQM Chile

Summary Statements of Income by Function

	January to December
	2018	2017
	ThUS$	ThUS$
Revenue	32,758	23,732
Cost of sales	(28,262)	(20,302)
Gross profit	4,496	3,430
Profit (loss) from operating activities
Profit (loss) before taxes	3,310	2,805
Income tax expense, continuing operations	(910)	(717)

Profit for the year	2,400	2,088

Summary Statements of Comprehensive Income

	January to December
	2018	2017
	ThUS$	ThUS$
Profit for the year	2,400	2,088
Other comprehensive income	-	-
Total comprehensive income	2,400	2,088

442

10) FINANCIAL REPORTS

Ajay SQM Chile

	January to December
	2018	2017
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	2.517	2.189

Diluted common shares
Diluted earnings per share (US$ per share)	2.517	2.189

Summary Statements of Cash Flows

	2018	2017
	ThUS$	ThUS$

Net cash generated from (used in) operating activities	4,200	1,833

Net cash generated from (used in) investing activities	(245)	(211)

Net cash generated from (used in) financing activities	(1,680)	(2,082)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	2,275	(460)

Effects of exchange rate fluctuations on cash held	-	-
Net (decrease) increase in cash and cash equivalents	2,275	(460)
Cash and cash equivalents at beginning of period	359	819
Cash and cash equivalents at end of period	2,634	359

443

10) FINANCIAL REPORTS

Ajay SQM Chile S.A.

Summary Statements of Changes in Equity

2018	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	11,638	16,952
Profit for the year)	-	2,400	2,400
Comprehensive income	-	2,400	2,400
Dividends	-	(1,680)	(1,680)
Increase (decrease) in equity	-	720	720
Equity as of December 31, 2018	5,314	12,358	17,672

2017	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	11,230	16,946
Profit for the year)	-	2,088	2,088
Comprehensive income	-	2,088	2,088
Dividends	-	(2,082)	(2,082)
Increase (decrease) in equity	-	6	6
Equity as of December 31, 2017	5,314	11,638	16,952

444

10) FINANCIAL REPORTS

Ajay SQM Chile S.A.

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2017, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Ajay-SQM Chile S.A. is controlled by two shareholders: Sociedad Química y Minera de Chile S.A. and Ajay Chemicals Inc. with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the Chilean Commission for Financial Markets (CMF) ex Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18, 1983 and is subject to the inspection of the CMF.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	US$	Parent

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
93.007.000-9	SQM S.A.	Parent	Chile	Ch$	5,354	7,743
Total a la fecha					5,354	7,743

As of December 31, 2018 and December 31, 2017, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

445

11) RESPONSIBILITY STATEMENT

11)	RESPONSIBILITY STATEMENT

The Directors and Chief Executive Officer of SQM S.A. declare that we have exercised our respective functions as administrators and chief executive of the Company in conformity with the practices that are customarily used for such purposes in Chile and, in accordance with these practices, we swear under oath that the information in this 2018 Annual Report is true and that we accept any liability that may arise from this statement.

446

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 5, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.